
HEALTHCARE REIT™


11006109


SEC Mail
Received
APR 0 1 2011
Washington, DC
200



Relationships
Results
Returns

2010 Annual Report

# Contents

# Relationships. Results. Returns.

Health Care REIT's continuing success is derived from an investment strategy based on relationships that the company has developed with best-in-class senior housing and post-acute operators and health systems in desirable markets.

The results of this strategy are a diverse portfolio operated by best-in-industry partners; a steady flow of new, off-market acquisition and development opportunities; efficient and profitable operation of high-quality facilities; beneficial sharing of best practices and complementary product lines among partners; and the trust and confidence of long-term relationships.

The returns resulting from our strategy are investments that generate significant earnings growth and increasing stockholder value.

# Letter to Stockholders



George Chapman
*Chairman, Chief Executive Officer and President*

It is a particular pleasure to report to you this year. It seems appropriate that in our 40th year, we invested an unprecedented $3.2 billion with leading senior housing and post-acute operators and outstanding health systems. We ended the year with an enterprise value of over $12 billion. We effectively executed our relationship investment strategy.

During the past 40 years, Health Care REIT has created a foundation of relationships and trust with senior housing and post-acute operators and health systems. Our relationship investment strategy has driven a 16% average annual return for our stockholders. We have continuously improved our portfolio quality, built an infrastructure focused on customer needs, strategically implemented a diversified business approach and positioned our company for consistent future growth.

This letter focuses on the company's business strategy to develop relationships, create results and generate returns for our stockholders. The remainder of the report highlights five of our new partnerships with best-in-industry operators.




## 2010 Highlights

Before elaborating on our disciplined growth platform, I will review 2010 highlights:

### Company Performance

We generated one-year and three-year total returns of 14% and 25%, respectively.

### Capital

We raised $1 billion of equity capital at an average gross price of $44.57. We also issued $1.4 billion in unsecured debt at a blended yield of 5.26%. We secured $500 million in convertible debt at a 3% yield and $81 million in HUD financing at a 5.10% yield.

### Investments

We completed gross investments of $3.2 billion, 92% of which were combination senior housing facilities and modern medical facilities. We ended the year with 63 senior housing operators and 46 health system relationships.

### Portfolio Performance

Our stable senior housing and health care real estate portfolio was resilient, maintaining property level rent coverage of over 2.0x for 2010. Our medical office portfolio finished the year over 93% occupied with a full-year retention rate of 85%. Our medical services group ranked in the top 25% in the Kingsley Tenant Satisfaction Index.

### Dividends

Our February 2011 dividend payment was our 159th consecutive dividend. In January 2011, we announced a 3.6% increase to our quarterly cash dividend to $0.715 per share.



Health Care REIT
Headquarters
*Toledo, Ohio*

## 2010 Business Environment

As we entered 2010, a confluence of factors resulted in an optimal environment for our business platform. One key factor was the lack of available capital. Banks were not actively lending. Private equity and other funds were seeking exit strategies from investments. The capital markets were closed to smaller initial public offerings, which had been the primary option for private operators and their capital partners. Even in the medical facilities sector, tax-free bonds were more difficult and more expensive to issue. Non-profit hospital foundations had also experienced significant drops in their endowment funds.

During this period, Health Care REIT's access to reasonably priced capital offered us a unique opportunity for growth in an otherwise difficult economic environment, combined with the heightened desire of operators and health care systems to partner with a knowledgeable, long-term partner.

## An Approach that Delivers

During the early phases of the economic downturn, Health Care REIT remained steady and disciplined by preserving liquidity and completing all committed investments. Our operational teams focused on delivering better services and broader capabilities, while our business development teams deepened existing relationships and developed new ones with senior housing operators and health systems. As we moved into 2010 and a more favorable economic environment for health care REITs generally, this effort was rewarded with a number of relationship-based investments. These transactions, together with our focus on continuous operational improvement, position us to deliver substantial returns for our stockholders well into the future.

Our business development teams deepened existing relationships and developed new ones with senior housing operators and health systems.


The move into our
new headquarters
affirms our strong
commitment to
innovation and
cutting-edge
green buildings.

Health Care REIT
Headquarters
*Toledo, Ohio*

## Developing and Strengthening Relationships

A key element in developing and strengthening relationships is ensuring that we have the capabilities to meet the needs of our partners. In order to enhance our full-service capabilities, we added experienced and talented employees to our team.

We also enhanced the capabilities of our team by moving into a new headquarters building that takes advantage of proven, progressive design and technologies that make it a model for green, productive office buildings. We relocated our headquarters to the former corporate campus of Dana Corporation, a longstanding Toledo company. The move energized our team, enhanced our recruitment efforts and fostered teamwork and interaction. Most important, it offered us the opportunity to grow cost-effectively in an environment that encourages employee well-being and productivity.

The building showcases our design and development capabilities, which include environmental sustainability and energy expertise. We installed a two-acre solar field that provides between 15% and 20% of our electrical needs, state-of-the-art energy conservation systems, a green roof and other features. We expect the building to receive LEED gold or better certification, the nationally accepted benchmark for design, construction and operation of high-performance green buildings.

At the same time that we were enhancing our capabilities to serve our partners, we also expanded, deepened and converted our relationships with key portfolio companies. Merrill Gardens, Senior Star Living and Silverado Senior Living transitioned into partnership structures that take advantage of the REIT Investment Diversification and Empowerment Act of 2007 (RIDEA). Moreover, we formed new, significant relationships with Brandywine Senior Living, a triple-net lease structure, which can be converted to a RIDEA in three years, and Benchmark Senior Living, a RIDEA partnership, subject to certain conditions. Additionally, we demonstrated our commitment to diversify our portfolio across the health care acuity spectrum. We formed a new relationship with Genesis HealthCare, an industry-leading provider of post-acute, rehabilitation, assisted living and skilled nursing care. Brandywine Senior Living, Benchmark Senior Living and Genesis HealthCare are three of the most highly regarded operators in the Northeast and Mid-Atlantic states. These new partnerships create exciting opportunities for collaboration, including potential referral relationships and best practice sharing. Additional information about some of these new partnerships follows later in this report.

During this period of new partnership development, we continued to grow existing relationships with our highly valued, longstanding operator partners, including Emeritus, Brookdale Senior Living, Capital Senior Living and Life Care Centers of America, as well as numerous and notable regional operator partners. In fact, we now have 63 senior housing and care operators in our portfolio – a reliable, well-diversified and high-quality platform for investment and FFO growth.

In our medical facilities division, we made investments totaling $1.2 billion this year, with major investments in 17 medical office buildings master-leased by Aurora Health Care, an A-rated, highly-regarded Wisconsin health care system. We also invested with Forest City in seven premier life science buildings in Cambridge, Massachusetts. Late in the year, we completed investments in five Florida medical office buildings and 17 medical office buildings in the Midwest. We now have investments with 46 health systems with the potential to produce further investment opportunities in the future.

## Creating Results

Our relationship investment strategy has resulted in a strong, high-quality portfolio. The balance between operating and triple-net lease investments, along with operator and property type diversification, will produce one of the best risk-adjusted returns in the sector. We ended the year with 2.12x portfolio coverage, the highest in company history. In addition, we experienced strong same-store growth with increases in net operating income across our business lines.

In our medical facilities portfolio, we have experienced notable results. Our medical services group was recognized for being in the top 25% in the Kingsley Tenant Satisfaction Index. We also have industry-leading medical office occupancy and retention, finishing 2010 at 93% and 85%, respectively.

### RIDEA* Basics

Under the statute, a Qualified Health Care Facility can be leased by a REIT directly to its taxable REIT subsidiary. The facility must be managed by an Eligible Independent Contractor (EIK) that is not affiliated with the REIT.

The REIT receives rent based on the fair market rental value of the facility. The taxable REIT subsidiary receives operational profits.

The Eligible Independent Contractor (EIK) receives a market rate management fee.


REIT
Partner
Landlord
Lease
REIT TRS
Partner
Tenant
Management Agreement
Manager (EIK)

* REIT Investment Diversification and Empowerment Act of 2007

Our relationship investment strategy with embedded growth opportunities will result in future investments that will produce significant FFO and FAD growth.

## Generating Returns for our Stockholders

During the past 40 years, our investment strategy has created a 16% average annual return for our stockholders. In the last three years, we generated one-year and three-year total returns of 14% and 25%, respectively.

We believe we are the partner of choice in the senior housing and post-acute sector and a major investor and valued partner in the medical facilities sector. Our relationship investment strategy with embedded growth opportunities will result in future investments that will produce significant FFO and FAD growth. For 2011, we have provided normalized guidance for 6-9% FFO and 6-10% FAD growth.

With the addition of our RIDEA partners, our operating portfolio will be approximately 22% of our total portfolio. These RIDEA investments, together with our life science investments, should provide additional organic growth for the company in excess of the stable growth that the company achieves in its triple-net lease portfolio. In fact, we anticipate our operating portfolio to generate annual NOI growth of 5-6%. That growth, together with the expected 5%+ NOI growth from our life science investments, provides an excellent balance between operating investments and triple-net leases. We view this balance as an attractive portfolio diversification that will provide an even higher risk-adjusted return for our stockholders in the future.

## Conclusion

In 2010, our relationship investment strategy and well-positioned growth platform aligned perfectly with prevailing market conditions. We were prepared for change; our focus on innovation enabled us to seize the opportunity. We now have the best portfolio of operators in the senior housing and post-acute sector. Their success will contribute to substantial FFO growth. In the acute-care sector, we have formed key relationships that are driving investment, planning and development, and property management opportunities.

We will remain focused on developing long-term partnerships with best-in-industry operators and health systems with the highest quality assets and greatest potential for external and organic growth. We will continue to develop our capabilities in anticipation of the ever-changing health care environment and the resulting needs of operators and health systems for value-added services.

In a recent senior housing conference, I noted to the audience that we work every day, week, month and year to prove our worth to our senior housing and post-acute operators and health system partners. I make the same pledge to you now. At all times, we will maintain our focus on creating results and generating stockholder value, as we have during the past 40 years. Our performance during 2010 will contribute significantly to creating stockholder value for many years to come.

In this rewarding and tiring year of incredible investment performance, I dedicate the 2010 Annual Report to our Health Care REIT employees for their efforts in making 2010 an unprecedented year. I also thank them for their commitment to continuing our success into the future.

George L. Chapman
Chairman, Chief Executive Officer and President
March 7, 2011

At all times, we will maintain our focus on creating results and generating stockholder value, as we have during the past 40 years. Our performance during 2010 will contribute significantly to creating stockholder value for many years to come.

# Relationships

Senior housing and post-acute operators and health systems have many options to fund their growth. What sets Health Care REIT apart from the competition is a history of trust and shared values and a comprehensive range of real estate solutions to sustain strong, long-term partnerships.

# Partner Timeline

Health Care REIT's relationship-based investment strategy enables the company to invest and reinvest in successful partners with proven operating models and expanding businesses.

The focus of this strategy is to develop partnerships with innovative operators who demonstrate a track record of quality care, profitability and growth. Partners are typically senior housing and post-acute operators and health systems with durable operating cash flows through all economic cycles and earnings growth that consistently exceeds industry averages.

Health Care REIT has made significant investments to strengthen these partnerships, including an infrastructure and staffing model to support the company's full-service business platform. Health Care REIT has created the environment and the culture to give partner relationships unparalleled attention.

| Year | Partners |
|---|---|
| 1995 | Brookdale Senior Living<br>Life Care Centers of America<br>Merrill Gardens<br>Sterling House |
| 1998 | Silverado Senior Living |
| 2001 | Signature Health Care |
| 2002 | Emeritus<br>Trilogy |
| 2005 | Signature Senior Living |
| 2006 | Windrose |
| 2008 | Aurora Health Care<br>Bellevue Medical Center<br>Loma Linda University Medical Center – Murrieta |
| 2009 | Senior Star Living |
| 2010 | Brandywine Senior Living<br>Capital Senior Living<br>Forest City |
| 2011 | Benchmark Senior Living |



# Benchmark Senior Living



Mercedes Kerr
*Senior Vice President – Marketing*
Health Care REIT

The Benchmark Senior Living portfolio encompasses 34 premier senior living communities in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. Most communities provide the continuum of care that affords consumers the option to "age in place."

Led by Tom Grape, Founder, Chairman and Chief Executive Officer, Benchmark Senior Living has grown through a disciplined management approach and its vision to deliver world-class senior living services. That focus on excellence gave rise to the company's name and culture, and its goals – improving the experience of senior living, being one of the best places to work in the industry and providing attractive returns for investors.

With Health Care REIT, Tom Grape found a partnership focused on growth. Benchmark's management team was impressed with the personal relationship fostered by Health Care REIT. "We spend the time necessary to learn about our customers' needs and to earn their trust," says Mercedes Kerr, Health Care REIT's Senior Vice President – Marketing. Trust, reliable performance and shared values placed the new relationship on solid ground. A full platform of services for acquiring, managing and monetizing real estate assets made Health Care REIT a perfect fit.



The Village at Buckland Court
South Windsor, Connecticut

The $890 million partnership is structured as a RIDEA partnership owned 95% by Health Care REIT and 5% by Benchmark. Benchmark will provide management services under an incentive-based management contract. In many of the properties, renovations are complete or underway. Health Care REIT will have the right to fund certain future investments pursued by Benchmark.

With an innovative capital partner and a stable foundation to grow, Benchmark can pursue its vision and continue its drive for excellence. Benchmark's portfolio growth is expected to exceed inflation, with plans to extend Benchmark's footprint beyond New England to the entire Northeast.

### Benchmark Senior Living Portfolio

| | |
|---|---|
| Communities | 34 |
| Connecticut | 14 |
| Maine | 1 |
| Massachusetts | 13 |
| New Hampshire | 2 |
| Rhode Island | 3 |
| Vermont | 1 |


Units
3,009
Assisted living 61%
Memory care 34%
Independent living 5%


The Birches at Concord
Concord, New Hampshire

"It has to work together. What we're doing is consistent with Health Care REIT's objectives and what Health Care REIT is doing is consistent with ours. It creates an alignment. We're not working at cross purposes, but working together to accomplish each other's goals."

– Tom Grape
*Founder, Chairman and Chief Executive Officer, Benchmark Senior Living*





# Brandywine Senior Living



Chuck Herman
*Executive Vice President and Chief Investment Officer*
Health Care REIT

Brandywine Senior Living is a leader in luxury senior residences. Its portfolio includes 19 senior housing communities in desirable markets in Connecticut, Delaware, New Jersey, New York and Pennsylvania. The majority of the communities offer a continuum of care tailored to market needs.

Brandywine President and Chief Executive Officer, Brenda Bacon, co-founded the company in 1996. She leads an experienced management team, all connected and respected in the industry. Since 2006, the company has acquired and successfully repositioned eight communities. Its occupancy exceeds industry averages.

Having positioned itself to capitalize on its market leadership, Brandywine began seeking a funding partner that would be the right fit for its people, residents and future. Health Care REIT was on the top of Brenda Bacon's list.

"Our relationship investment approach is centered on providing excellent, value-added service to partners," remarks Chuck Herman, Health Care REIT's Executive Vice President and Chief Investment Officer. Brenda Bacon agrees. "They had the tools and knowledge to empower us. We knew they would be a long-term partner, and we never felt the need to look at anyone else."



Brandywine Assisted Living at Toms River
Toms River, New Jersey

The partnership consists of a $600 million acquisition and leaseback of 19 senior housing communities with a continuum of care. The investment is structured as a triple-net lease with an initial yield of 7.0%. The lease rate will escalate by 25 basis points per year. Rent will reset to fair market value after the third anniversary of the closing date and every five years thereafter, subject in all cases to a floor of the prior year's rent plus the annual escalator.

The agreement includes an option to convert to a RIDEA structure after a period of three years, subject to Brandywine meeting specified performance measures. This creative structure allows Health Care REIT to combine a stable triple-net lease with the opportunity for future net operating income growth through rent reset and/or RIDEA conversion and gives Brandywine the freedom to grow.


Brandywine Assisted Living at the Gables
Brick, New Jersey

### Brandywine Senior Living Portfolio

| | |
|---|---|
| Communities | 19 |
| Connecticut | 1 |
| Delaware | 2 |
| New Jersey | 10 |
| New York | 2 |
| Pennsylvania | 4 |


Units
1,845
Beds
2,025
Assisted living 71%
Memory care 24%
Independent living 3%
Post-acute/rehab 2%

"When I have walked possible investors through our buildings, I can tell if they really care about what's going on in the building or whether they're just counting how much money a building makes. I felt like the Health Care REIT team really cared about what was going on."

– Brenda Bacon
*President and Chief Executive Officer, Brandywine Senior Living*



# Merrill Gardens



George Chapman
*Chairman, Chief Executive Officer and President*
Health Care REIT

Merrill Gardens is one of the nation's top operators of independent and assisted living retirement communities with a portfolio that reaches eight states. A family-owned, private company, Merrill Gardens is built on a strong foundation of family, community, long-term commitment and entrepreneurial spirit.

Merrill Gardens was one of the first private senior living companies to focus on lifestyle, motivating seniors to expand their interests and abilities. Since 1993, Bill Pettit, Chief Executive Officer, has directed Merrill Gardens' growth and acquisitions, implemented the company's commitment to quality, and made it a best-in-class operator.

Health Care REIT's 15+ year relationship with Merrill Gardens began when Merrill Gardens acquired a small company in Health Care REIT's portfolio. Health Care REIT transitioned seven communities to Merrill Gardens soon thereafter. Partnering on an acquisition of six California communities eventually led to Health Care REIT's first RIDEA partnership.

"Relationships with best-in-class operators differentiate our company. Industry knowledge, alignment of interests, trust and shared values make Health Care REIT the partner of choice," explains George Chapman, Chairman, Chief Executive Officer and President of Health Care REIT.



Merrill Gardens at Naples
Naples, Florida

This $817 million RIDEA partnership includes 38 combination assisted living retirement communities – 13 contributed by Health Care REIT – in desirable West Coast markets. Health Care REIT holds an 80% ownership interest. Merrill Gardens owns 20% and provides management services under an incentive-based management contract. The partnership also has exclusive rights to acquire nine additional Merrill Gardens communities and for future development and acquisitions with the operator.

As Merrill Gardens expands its portfolio and profitability with resources from Health Care REIT, each investment generates new opportunities and increasing value for Health Care REIT and its stockholders.



Merrill Gardens at Queen Anne
Seattle, Washington

## Merrill Gardens Portfolio

| | |
|---|---|
| Communities | 38 |
| Alabama | 2 |
| Arizona | 1 |
| California | 16 |
| Florida | 1 |
| Georgia | 2 |
| Nevada | 1 |
| Texas | 1 |
| Washington | 14 |



Units
4,388
Assisted living/ Independent living 74%
Independent living 19%
Independent living cottages 3%
Memory care 4%


"Health Care REIT is the perfect vehicle for privately held companies who want to stay private but have a partner that is a large, well-capitalized public company."

– Bill Pettit
*Chief Executive Officer, Merrill Gardens*





# Senior Star Living



Scott Brinker
*Senior Vice President – Underwriting and Research*
Health Care REIT

One of the premier senior housing operators in the Midwest, Senior Star Living has communities in Illinois, Iowa, Missouri, New Mexico, Ohio and Oklahoma. Focused on senior living for more than 20 years, the company has developed properties in some of the most desirable metropolitan markets. It also has a proven record of transforming underperforming buildings into profitable operations.

Senior Star Co-Founders and Managing Principals William and Robert Thomas are twin brothers and long-time senior living entrepreneurs. Both work to foster a family-like environment in all Senior Star communities. This life-enriching model of care and commitment to customer service explain the company's overall collected occupancy for 2010: 300+ basis points above the industry unit count average.* In fact, in many of its markets, Senior Star is the community of choice.

"Most of our partnerships with senior housing operators and health systems are based on relationships built over time, and with Senior Star it was no different," says Scott Brinker, Health Care REIT's Senior Vice President – Underwriting and Research. The trust the companies developed laid the foundation for the perfect partnership. Health Care REIT gained a better



Weber Place
Romeoville, Illinois

* Source: National Investment Center for the Senior Housing and Care Industry & American Seniors Housing Association reports.

understanding of Senior Star's operating model and strategic growth plans. Senior Star experienced Health Care REIT's relationship-focused approach and shared values.

Under the $360 million RIDEA partnership, Health Care REIT will own a 90% interest, Senior Star the remaining 10%. Senior Star will provide management services to the nine senior housing communities involved under an incentive-based management contract. And the partnership provides Senior Star with the long-term capital to implement its plans for growth. Together, Senior Star and Health Care REIT can focus on what they do best – creating value.



Weber Place
Romeoville, Illinois

### Senior Star Living Portfolio



| | |
|---|---|
| Communities | 9 |
| Illinois | 1 |
| Iowa | 1 |
| Missouri | 2 |
| New Mexico | 1 |
| Ohio | 2 |
| Oklahoma | 2 |


Units
1,687
Independent living 74%
Assisted living 19%
Memory care 7%

"We recognized our values were very similar. Health Care REIT was very centered on the end customer – not only the senior client, but also company employees and people being served in the industry."

– Robert Thomas
*Co-Founder and Managing Principal, Senior Star Living*



William and Robert Thomas
*Co-Founders and Managing Principals, Senior Star Living*



# Silverado Senior Living



Mike Stephen
*Senior Vice President – Marketing*
Health Care REIT

Nationally recognized as the leader in caring for the memory impaired, Silverado Senior Living provides a continuum of care, from home health to hospice. The Silverado model of care offers innovative resident engagement programs and activities that promote cognitive stimulation and the reduction or elimination of medications and restraints. This approach has influenced senior housing providers nationwide and earned numerous awards for Silverado's 20 facilities in Arizona, California, Texas and Utah.

In 1996, Silverado's management team, led by Loren Shook, Co-Founder, President, Chief Executive Officer and Chairman, sought a financial partner to establish a line of credit. This began a relationship with Health Care REIT's Chief Executive Officer George Chapman and Mike Stephen, Senior Vice President – Marketing.

To address the growing need for memory care, Silverado needed a long-term capital partner. Other funding sources were considered. But the company chose Health Care REIT for its smart, creative solutions and reputation for long-term relationships based on trust. "We expanded the relationship and invested in Silverado's promising care model because it is an important advancement in memory care," explains Mike Stephen.



Silverado Senior Living – Valley Ranch
Irving, Texas

Health Care REIT created a $298 million RIDEA partnership and has a 95% ownership interest. Silverado owns the remaining 5% interest and continues to provide management services under an incentive-based management contract. Health Care REIT also owns a minority interest in Silverado's complementary management services, hospice and home health businesses.

This partnership fuels Silverado's plans for growth and promises new investment opportunities for Health Care REIT. Silverado plans to add up to three new communities annually to its portfolio.


SILVERADO
Silverado Senior Living – Beverly Place
Los Angeles, California

## Silverado Senior Living Portfolio

| | |
|---|---|
| Communities | 18 |
| Arizona | 1 |
| California | 9 |
| Texas | 7 |
| Utah | 1 |


Units
804
Beds
1,454
Memory care 97%
Post-acute 3%

"Silverado is a leader in dementia care. Health Care REIT is partnering with us to extend that leadership."

– Loren Shook
*Co-Founder, President, Chief Executive Officer and Chairman*
*Silverado Senior Living*



# Results

Year after year, the majority of Health Care REIT investments stem from existing relationships. Currently, Health Care REIT has more than 100 high-quality organizations in its portfolio. Through primarily off-market transactions, win-win structures are created. Each new partnership creates the opportunity for organic growth through increases in net operating income and external growth through future acquisitions.

## Portfolio Growth



Gross Real Estate Investments[1]
$ billions
$5.5
$6.5
$6.8
$9.8
2007
2008
2009
2010


[1] Includes joint venture investments.

Real estate investments in 2010 increased 44% over 2009.

In 2010, 92% of gross new investments constituted combined senior housing facilities and modern medical facilities.

## Portfolio Coverage

Health Care REIT ended the year with 2.12x portfolio coverage, the highest in company history.



2.3x
2.2x
2.1x
2.0x
1.9x
1.8x
1.7x
1.6x
1.5x
1.4x
1.3x
Beginning of economic downturn
2.12x
3Q06
3Q07
3Q08
3Q09
3Q10


Source: Trailing 12-month coverage before management fees.

Property level payment coverage has increased to the highest level in the company's history.

## Portfolio Composition

At year-end, Health Care REIT had 63 senior housing operators and 46 health system relationships.



Acuity Diversification
63% Senior Housing
37% Medical Office
and Acute Care
Medical Office 24%
Senior Housing Operating 12%
Hospitals 8%
Other 5%
Life Science 4%
Senior Housing and Care 47%


Operating income (RIDEA and medical office buildings) and triple-net lease income provides a stable base and access to the upside of revenue growth.

Three out of the four new partnerships took advantage of the REIT Investment Diversification and Empowerment Act (RIDEA), providing Health Care REIT a new source of organic growth from operating income. This growth is over and above the stable 2-3% NOI growth generated by triple-net lease senior housing.

# Portfolio Map

As of December 31, 2010, Health Care REIT's broadly diversified portfolio consisted of 683 properties in 41 states, with 63 senior housing operators and 46 health system relationships.

Through capital investments in best-in-class partners in 2010, the company created powerful alliances in demographically attractive markets. These regions include New England (Benchmark Senior Living), the Mid-Atlantic (Brandywine Senior Living), the Midwest (Senior Star Living), the Pacific Northwest (Merrill Gardens) and the Southern and Northern California metropolitan areas (Silverado Senior Living).

These partnerships exemplify the company's successful investment in non-brokered transactions with regionally dominant operators who have impressive track records in high-quality care, profitability and growth. Embedded future investment opportunities provide a platform for earnings growth well into the future.





- Benchmark Senior Living
- Brandywine Senior Living
- Merrill Gardens
- Senior Star Living
- Silverado Senior Living
- Medical Facilities
- Combination Care Facilities
- Skilled Nursing/Post-Acute Care
- Independent Living/Assisted Living/Memory Care
- Other

# Returns

The relationship-based investment strategy is increasing stockholder value. Investment growth in 2010 is expected to result in significant earnings growth for many years to come. External growth will result from our relationships and rights-of-future-business with many partners, which will provide a robust pipeline of acquisition and development opportunities. These embedded opportunities are expected to provide earnings growth for the next 10-15 years.

Internally, RIDEA partners and life science investments, referred to as the company's operating portfolio, will make up approximately 25% of its total portfolio. These assets are anticipated to generate earnings above the standard 2-3% for triple-net lease investments.

Health Care REIT's balance of operating and triple-net lease investments provides excellent portfolio diversification and is anticipated to provide normalized 6-9% FFO and 6-10% FAD growth in 2011.

## Returns Since Inception*

Health Care REIT has generated a 16% average annual total return over its 40-year history, including dividend reinvestment. In February 2011, the company paid its 159th consecutive dividend. The company's dividend yield as of February 28, 2011 was 5.5%.



13.6%
19.3%
15.7%
15.9%
5 years
10 years
20 years
Since inception


* Assumes reinvestment of dividends.

## Enterprise Value Growth



$ billions
$3.7
$5.7
$6.8
$7.6
$8.2
$12.1
2005
2006
2007
2008
2009
2010

# Form 10-K

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**
**Commission File No. 1-8923**


HEALTHCARE REIT

# HEALTH CARE REIT, INC.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **34-1096634** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **4500 Dorr Street, Toledo, Ohio** | **43615** |
| *(Address of principal executive office)* | *(Zip Code)* |

**(419) 247-2800**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $1.00 par value | New York Stock Exchange |
| 7.875% Series D Cumulative Redeemable Preferred Stock, $1.00 par value | New York Stock Exchange |
| 7.625% Series F Cumulative Redeemable Preferred Stock, $1.00 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of voting common stock held by non-affiliates of the registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter was $5,204,141,431.

As of January 31, 2011, the registrant had 147,381,372 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement for the annual stockholders' meeting to be held May 5, 2011, are incorporated by reference into Part III.

**HEALTH CARE REIT, INC.**
**2010 FORM 10-K ANNUAL REPORT**

## TABLE OF CONTENTS

## PART I

### Item 1. *Business*

### General

Health Care REIT, Inc. is a real estate investment trust ("REIT") that has been at the forefront of senior housing and health care real estate since the company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio and our portfolio spans the full spectrum of senior housing and health care real estate, including senior housing communities, skilled nursing facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets. More information is available on the Internet at www.hcreit.com.

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest in the full spectrum of senior housing and health care real estate and diversify our investment portfolio by property type, operator/tenant and geographic location.

Depending upon the availability and cost of external capital, we believe our liquidity is sufficient to fund operations, meet debt service obligations (both principal and interest), make dividend distributions and complete construction projects in process. We also continue to evaluate opportunities to finance future investments. New investments are generally funded from temporary borrowings under our unsecured line of credit arrangement, internally generated cash and the proceeds from sales of real property. Our investments generate cash from rent and interest receipts and principal payments on loans receivable. Permanent capital for future investments, which replaces funds drawn under the unsecured line of credit arrangement, has historically been provided through a combination of public and private offerings of debt and equity securities and the incurrence or assumption of secured debt.

References herein to "we," "us," "our" or the "Company" refer to Health Care REIT, Inc. and its subsidiaries unless specifically noted otherwise.

### Portfolio of Properties

The following table summarizes our portfolio as of December 31, 2010:

| Type of Property | Investments (In thousands) | Percentage of Investments | Number of Properties | # Beds/Units or Sq. Ft. | Investment per metric(1) | States |
|---|---|---|---|---|---|---|
| Senior housing facilities | $4,403,208 | 49.0% | 303 | 27,863 units | $162,210 per unit | 36 |
| Skilled nursing facilities | 1,257,719 | 14.0% | 180 | 24,064 beds | 52,266 per bed | 26 |
| Hospitals | 782,879 | 8.7% | 31 | 1,857 beds | 446,846 per bed | 13 |
| Medical office buildings(2) | 2,195,435 | 24.4% | 162 | 9,047,167 sq. ft. | 254 per sq. ft. | 28 |
| Life science buildings(2) | 346,562 | 3.9% | 7 | | n/a | 1 |
| Totals | $8,985,803 | 100.0% | 683 | | | 41 |

(1) Investment per metric was computed by using the total investment amount of $8,860,164,000, which includes net real estate investments and unfunded construction commitments for which initial funding has commenced which amounted to $8,592,109,000 and $268,055,000, respectively.

(2) Includes our share of unconsolidated joint venture investments. Please see Note 7 to our consolidated financial statements for additional information.

## Property Types

We invest in senior housing and health care real estate. We evaluate our business and make resource allocations on our two business segments — senior housing and care and medical facilities. For additional information regarding business segments, see Note 17 to our consolidated financial statements. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2 to our consolidated financial statements). The following is a summary of our various property types.

### *Senior Housing and Care*

Our senior housing and care properties include skilled nursing facilities, assisted living facilities, independent living/continuing care retirement communities and combinations thereof. We invest in senior housing and care real estate primarily through acquisition and development. Excluding our operating partnerships (see Note 3 to our consolidated financial statements), properties are primarily leased under triple-net leases and we are not involved in property management. Our properties include stand-alone facilities that provide one level of service, combination facilities that provide multiple levels of service, and communities or campuses that provide a wide range of services.

*Independent Living Facilities.* Independent living facilities are age-restricted, multifamily properties with central dining facilities that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities.

*Continuing Care Retirement Communities.* Continuing care retirement communities include a combination of detached homes, an independent living facility, an assisted living facility and/or a skilled nursing facility on one campus. These communities are appealing to residents because there is no need for relocating when health and medical needs change. Resident payment plans vary, but can include entrance fees, condominium fees and rental fees. Many of these communities also charge monthly maintenance fees in exchange for a living unit, meals and some health services.

*Early Stage Senior Housing.* Early stage senior housing communities contain primarily for-sale single-family homes, townhomes, cluster homes, mobile homes and/or condominiums with no specialized services. These communities are typically restricted or targeted to adults at least 55 years of age or older. Residents generally lead an independent lifestyle. Communities may include amenities such as a clubhouse, golf course and recreational spaces.

*Assisted Living Facilities.* Assisted living facilities are state regulated rental properties that provide the same services as independent living facilities, but also provide supportive care from trained employees to residents who require assistance with activities of daily living, including management of medications, bathing, dressing, toileting, ambulating and eating.

*Alzheimer's/Dementia Care Facilities.* Certain assisted living facilities may include state licensed settings that specialize in caring for those afflicted with Alzheimer's disease and/or other types of dementia.

*Skilled Nursing Facilities.* Skilled nursing facilities are licensed daily rate or rental properties where the majority of individuals require 24-hour nursing and/or medical care. Generally, these properties are licensed for Medicaid and/or Medicare reimbursement.

### *Medical Facilities*

Our medical facilities include medical office buildings, hospitals and life science buildings. Our medical office buildings are typically leased to multiple tenants and generally require a certain level of property management. Our hospital investments are typically structured similar to our senior housing and care investments. Our life science investments represent investments in an unconsolidated joint venture (see Note 7 to our consolidated financial statements).

*Medical Office Buildings.* The medical office building portfolio consists of health care related buildings that include physician offices, ambulatory surgery centers, diagnostic facilities, outpatient services and/or labs. Our portfolio has a strong affiliation with health systems: approximately 80% of the buildings are either located on campus or affiliated with hospitals through a satellite location.

*Hospitals.* Our hospitals generally include acute care hospitals, inpatient rehabilitation hospitals, and long-term acute care hospitals. Acute care hospitals provide a wide range of inpatient and outpatient services, including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Inpatient rehabilitation hospitals provide inpatient services for patients with intensive rehabilitation needs. Long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than is available in most skilled nursing facilities.

## Investments

We invest in senior housing and health care real estate primarily through acquisitions and developments. We diversify our investment portfolio by property type, operator/tenant and geographic location. In determining whether to invest in a property, we focus on the following: (1) the experience of the obligor's management team; (2) the historical and projected financial and operational performance of the property; (3) the credit of the obligor; (4) the security for the lease or loan; (5) the real estate attributes of the building and its location; and (6) the capital committed to the property by the obligor. We conduct market research and analysis for all potential investments. In addition, we review the value of all properties, the interest rates and covenant requirements of any facility-level debt to be assumed by us at the time of the acquisition and the anticipated sources of repayment of any of the obligor's existing debt that is not to be assumed by us at the time of the acquisition.

We monitor our investments through a variety of methods determined by the type of property. Our asset management process for senior housing and care properties generally includes review of monthly financial statements and other operating data for each property, periodic review of obligor creditworthiness, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. Our internal property management division actively manages and monitors the medical office building portfolio with a comprehensive process including tenant relations, tenant lease expirations, the mix of health service providers, hospital/health system relationships, property performance, capital improvement needs and market conditions among other things. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Through asset management and research, we evaluate the operating environment in each property's market to determine whether payment risk is likely to increase. When we identify unacceptable levels of payment risk, we seek to mitigate, eliminate or transfer the risk. We categorize the risk as obligor, property or market risk. For obligor risk, we typically find a substitute operator/tenant to run the property. For property risk, we usually work with the operator/tenant to institute property-level management changes to address the risk. Finally, for market risk, we often encourage an obligor to change its capital structure, including refinancing the property or raising additional equity. Through these asset management and research efforts, we are generally able to intervene at an early stage to address payment risk, and in so doing, support both the collectability of revenue and the value of our investment.

Depending upon market conditions, we believe that new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders.

### *Investment Types*

*Real Property.* Our hospitals and senior housing and care properties are primarily comprised of land, building, improvements and related rights. Excluding properties in our senior housing operating partnerships (see Note 3 to our consolidated financial statements), these properties are generally leased to operators under long-term operating leases. The leases generally have a fixed contractual term of 12 to 15 years and contain one or more five to 15-year renewal options. Certain of our leases also contain purchase options. Most of our rents are received under triple-net leases requiring the operator to pay rent and all additional charges incurred in the operation of the leased property. The tenants are required to repair, rebuild and maintain the leased properties. Substantially all of these operating leases are designed with either fixed or contingent escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period.

At December 31, 2010, approximately 91% of our hospitals and senior housing and care properties were subject to master leases. A master lease is a lease of multiple properties to one tenant entity under a single lease agreement. From time to time, we may acquire additional properties that are then leased to the tenant under the master lease. The tenant is required to make one monthly payment that represents rent on all the properties that are subject to the master lease. Typically, the master lease tenant can exercise its right to purchase the properties or to renew the master lease only with respect to all leased properties at the same time. This bundling feature benefits us because the tenant cannot limit the purchase or renewal to the better performing properties and terminate the leasing arrangement with respect to the poorer performing properties. This spreads our risk among the entire group of properties within the master lease. The bundling feature should provide a similar advantage if the master lease tenant is in bankruptcy. Subject to certain restrictions, a debtor in bankruptcy has the right to assume or reject each of its leases. It is our intent that a tenant in bankruptcy would be required to assume or reject the master lease as a whole, rather than deciding on a property by property basis.

Our medical office building portfolio is primarily self-managed and consists principally of multi-tenant properties leased to health care providers. Our leases have favorable lease terms that typically include fixed increasers and some form of operating expense reimbursement by the tenant. As of December 31, 2010, 88% of our portfolio included leases with full pass through, 10% with a partial expense reimbursement (modified gross) and 2% with no expense reimbursement (gross). Our medical office building leases are non-cancellable operating leases that have a weighted average remaining term of 8.5 years at December 31, 2010 and are normally credit enhanced by guaranties and/or letters of credit.

*Construction.* We currently provide for the construction of properties for tenants generally as part of long-term operating leases. We capitalize certain interest costs associated with funds used to pay for the construction of properties owned by us. The amount capitalized is based upon the amount advanced during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized. We also typically charge a transaction fee at the commencement of construction which we defer and amortize to income over the term of the resulting lease. The construction period commences upon funding and terminates upon the earlier of the completion of the applicable property or the end of a specified period. During the construction period, we advance funds to the tenants in accordance with agreed upon terms and conditions which require, among other things, periodic site visits by a Company representative. During the construction period, we generally require an additional credit enhancement in the form of payment and performance bonds and/or completion guaranties. At December 31, 2010, we had outstanding construction investments of $356,793,000 and were committed to providing additional funds of approximately $268,055,000 to complete construction for investment properties.

*Real Estate Loans.* Our real estate loans are typically structured to provide us with interest income, principal amortization and transaction fees and are generally secured by a first, second or third mortgage lien, leasehold mortgage, corporate guaranties and/or personal guaranties. At December 31, 2010, we had outstanding real estate loans of $436,580,000. The interest yield averaged approximately 9.1% per annum on our outstanding real estate loan balances. Our yield on real estate loans depends upon a number of factors, including the stated interest rate, average principal amount outstanding during the term of the loan and any interest rate adjustments. The real estate loans outstanding at December 31, 2010 are generally subject to three to 20-year terms with principal amortization schedules and/or balloon payments of the outstanding principal balances at the end of the term. Typically, real estate loans are cross-defaulted and cross-collateralized with other real estate loans, operating leases or agreements between us and the obligor and its affiliates.

**Principles of Consolidation**

The consolidated financial statements include the accounts of our wholly-owned subsidiaries and joint ventures that we control, through voting rights or other means. All material intercompany transactions and balances have been eliminated in consolidation.

At inception of the joint venture transactions, we identify entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and determine which business enterprise is the primary beneficiary of its operations. A variable interest entity is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. ASC 810 requires enterprises to perform a qualitative approach to determining whether or not a VIE will need to be consolidated on a continuous basis. This evaluation is based on an enterprise's ability to direct and influence the activities of a variable interest entity that most significantly impact that entity's economic performance.

For investments in joint ventures, we evaluate the type of rights held by the limited partner(s), which may preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership. The assessment of limited partners' rights and their impact on the presumption of control over a limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership in the limited partnership interests, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. We similarly evaluate the rights of managing members of limited liability companies.

### Equity Investments

Equity investments at December 31, 2010 and 2009 include an investment in a public company that has a readily determinable fair market value. We classify this equity investment as available-for-sale and, accordingly, record this investment at its fair market value with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity. Equity investments at December 31, 2010 and 2009 also include an investment in a private company. We do not have the ability to exercise influence over the company, so the investment is accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, return of capital and additional investments. These equity investments represent a minimal ownership interest in these companies. Additionally, equity investments at December 31, 2010 include investments in unconsolidated joint ventures.

*Investments in Unconsolidated Joint Ventures.* Investments in less than majority owned entities where our interests represent a general partnership interest but substantive participating rights or substantive kick-out rights have been granted to the limited partners or when our interests do not represent the general partnership interest and we do not control the major operating and financial policies of the entity are reported under the equity method of accounting. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations. The initial carrying value of investments in unconsolidated joint ventures is based on the amount paid to purchase the joint venture interest or the estimated fair value of the assets prior to the sale of interests in the joint venture. We evaluate our equity method investments for impairment based upon a comparison of the estimated fair value of the equity method investment to its carrying value. When we determine a decline in the estimated fair value of such an investment below its carrying value is other-than-temporary, an impairment is recorded.

### Borrowing Policies

We utilize a combination of debt and equity to fund investments. Our debt and equity levels are determined by management to maintain a conservative credit profile. Generally, we intend to issue unsecured, fixed rate public debt with long-term maturities to approximate the maturities on our leases and loans. For short-term purposes, we may borrow on our unsecured line of credit arrangement. We replace these borrowings with long-term capital such as senior unsecured notes, common stock or preferred stock. When terms are deemed favorable, we may invest in properties subject to existing mortgage indebtedness. In addition, we may obtain secured financing for unleveraged properties in which we have invested or may refinance properties acquired on a leveraged basis. In our agreements with our lenders, we are subject to restrictions with respect to secured and unsecured indebtedness.

### Competition

We compete with other real estate investment trusts, real estate partnerships, private equity and hedge fund investors, banks, insurance companies, finance/investment companies, government-sponsored agencies, taxable and tax-exempt bond funds, health care operators, developers and other investors in the acquisition, development, leasing and financing of health care and senior housing properties. Some of our competitors are larger with greater resources and lower costs of capital than us. Increased competition inhibits our ability to identify and successfully complete investments. We compete for investments based on a number of factors including rates, financings offered, underwriting criteria and reputation. Our ability to successfully compete is also impacted by economic and population trends, availability of acceptable investment opportunities, our ability to negotiate beneficial investment terms, availability and cost of capital, construction and renovation costs and new and existing laws and regulations.

The operators/tenants of our properties compete on a local and regional basis with operators/tenants of properties that provide comparable services. Operators/tenants compete for patients and residents based on a number of factors including quality of care, reputation, physical appearance of properties, services offered, family preferences, physicians, staff and price. We also face competition from other health care facilities for tenants, such as physicians and other health care providers that provide comparable facilities and services.

For additional information on the risks associated with our business, please see "Item 1A — Risk Factors" of this Annual Report on Form 10-K.

### Employees

As of December 31, 2010, we had 263 employees.

### Customer Concentrations

The following table summarizes certain information about our customer concentrations as of December 31, 2010 (dollars in thousands):

| | Number of Properties | Total Investment(2) | Percent of Investment(3) |
|---|---|---|---|
| Concentration by investment:(1) | | | |
| Merrill Gardens LLC | 38 | $ 732,211 | 9% |
| Brandywine Senior Living, LLC | 19 | 612,598 | 7% |
| Senior Living Communities, LLC | 12 | 595,223 | 7% |
| Senior Star Living | 10 | 464,062 | 5% |
| Brookdale Senior Living, Inc. | 86 | 334,946 | 4% |
| Remaining portfolio | 518 | 5,853,069 | 68% |
| Totals | 683 | $8,592,109 | 100% |

(1) All of our top five customers are in our senior housing and care segment.

(2) Excludes our share of unconsolidated joint venture investments. Please see Note 7 for additional information.

(3) Investments with our top five customers comprised 24% of total investments at December 31, 2009.

### Certain Government Regulations

#### *Health Law Matters — Generally*

Typically, operators of senior housing facilities do not receive significant funding from government programs and are largely subject to state laws, as opposed to federal laws. Operators of skilled nursing facilities and hospitals do receive significant funding from government programs, and these facilities are subject to the federal and state laws that regulate the type and quality of the medical and/or nursing care provided, ancillary services (*e.g.*, respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, reimbursement and rate setting and operating policies. In addition, as described below, operators of these facilities are subject to extensive laws and regulations pertaining to health care fraud and abuse, including, but not limited to, the Federal Anti-kickback Statute, the Federal Stark Law, and the Federal False Claims Act, as well as comparable state law counterparts. Hospitals, physician group practice clinics, and other health care providers that operate in our portfolio are subject to extensive federal, state, and local licensure, registration, certification, and inspection laws, regulations, and industry standards. Our tenants' failure to comply with any of these, and other, laws could result in loss of accreditation; denial of reimbursement; imposition of fines; suspension, decertification, or exclusion from federal and state health care programs; loss of license; or closure of the facility.

***Licensing and Certification***

The primary regulations that affect senior housing facilities with assisted living are state licensing and registration laws. In granting and renewing these licenses, the state regulatory agencies consider numerous factors relating to a property's physical plant and operations including, but not limited to, admission and discharge standards, staffing, and training. A decision to grant or renew a license is also affected by a property owner's record with respect to patient and consumer rights, medication guidelines, and rules. Certain of the senior housing facilities mortgaged to or owned by us may require the resident to pay an entrance or upfront fee, a portion of which may be refundable. These entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each facility's financial condition; establishment and monitoring of reserve requirements, and other financial restrictions; the right of residents to cancel their contracts within a specified period of time; lien rights in favor of residents; restrictions on change of ownership; and similar matters. Such oversight, and the rights of residents within these entrance fee communities, may have an effect on the revenue or operations of the operators of such facilities, and, therefore, may adversely affect us.

Certain health care facilities are subject to a variety of licensure and certificate of need ("CON") laws and regulations. Where applicable, CON laws generally require, among other requirements, that a facility demonstrate the need for (1) constructing a new facility, (2) adding beds or expanding an existing facility, (3) investing in major capital equipment or adding new services, (4) changing the ownership or control of an existing licensed facility, or (5) terminating services that have been previously approved through the CON process. Certain state CON laws and regulations may restrict the ability of operators to add new properties or expand an existing facility's size or services. In addition, CON laws may constrain the ability of an operator to transfer responsibility for operating a particular facility to a new operator. If we have to replace a property operator who is excluded from participating in a federal or state health care program (as discussed below), our ability to replace the operator may be affected by a particular state's CON laws, regulations, and applicable guidance governing changes in provider control.

With respect to licensure, generally our skilled nursing facilities and acute care facilities are required to be licensed and certified for participation in Medicare, Medicaid, and other federal health care programs. This generally requires license renewals and compliance surveys on an annual or bi-annual basis. The failure of our operators to maintain or renew any required license or regulatory approval, as well as the failure of our operators to correct serious deficiencies identified in a compliance survey could require those operators to discontinue operations at a property. In addition, if a property is found to be out of compliance with the Medicare, Medicaid, or other health care program conditions of participation in, the property operator may be excluded from participating in those government health care programs. Any such occurrence may impair an operators' ability to meet their financial obligations to us. If we have to replace an excluded property operator, our ability to replace the operator may be affected by federal and state laws, regulations, and applicable guidance governing changes in provider control. This may result in payment delays, an inability to find a replacement operator, a significant working capital commitment from us to a new operator or other difficulties.

***Reimbursement***

*Senior Housing Facilities.* Approximately 37% of our rental revenues for the year ended December 31, 2010 were attributable to senior housing facilities. The majority of the revenues received by the operators of our senior housing facilities are from private pay sources. The remaining revenue source is primarily Medicaid under certain waiver programs. As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program enabling some states to offer Medicaid reimbursement to assisted living providers as an alternative to institutional long-term care services. The provisions of OBRA and the subsequent OBRA Acts of 1987 and 1990 permit states to seek a waiver from typical Medicaid requirements to develop cost-effective alternatives to long-term care, including Medicaid payments for assisted living and home health. As of December 31, 2010, four of our 41 senior housing operators received Medicaid reimbursement pursuant to Medicaid waiver programs. For the twelve months ended September 30, 2010, approximately 9% of the revenues at our senior housing facilities were from Medicaid reimbursement. There can be no guarantee that a state Medicaid program operating pursuant to a waiver will be able to maintain its waiver status.

Rates paid by self-pay residents are set by the facilities and are determined by local market conditions and operating costs. Generally, facilities receive a higher payment per day for a private pay resident than for a Medicaid beneficiary who requires a comparable level of care. The level of Medicaid reimbursement varies from state to state. Thus, the revenues generated by operators of our assisted living facilities may be adversely affected by payor mix, acuity level, changes in Medicaid eligibility, and reimbursement levels. In addition, a state could lose its Medicaid waiver and no longer be permitted to utilize Medicaid dollars to reimburse for assisted living services. Changes in revenues could in turn have a material adverse effect on an operator's ability to meet its obligations to us.

*Skilled Nursing Facilities and Hospitals.* Skilled nursing facilities and hospitals typically receive most of their revenues from the Medicare and Medicaid programs, with the balance representing reimbursement payments from private payors, including private insurers. Consequently, changes in federal or state reimbursement policies may also adversely affect an operator's ability to cover its expenses, including our rent or debt service. Skilled nursing facilities and hospitals are subject to periodic pre- and post-payment reviews, and other audits by federal and state authorities. A review or audit of a property operator's claims could result in recoupments, denials, or delay of payments in the future, which could have a material adverse effect on the operator's ability to meet its financial obligations to us. Due to the significant judgments and estimates inherent in payor settlement accounting, no assurance can be given as to the adequacy of any reserves maintained by our property operators to cover potential adjustments to reimbursements, or to cover settlements made to payors. In fact, in December 2010, the Department of Health and Human Services Office of Inspector General ("OIG") released a report focusing on skilled nursing facilities' billing practices for Medicare Part A payments, and found that between 2006-2008 skilled nursing facilities increasingly billed for higher paying Resource Utilization Groups ("RUGs"), the payment classification mechanism for the Medicare program, even though beneficiary characteristics remained largely unchanged. In particular, from 2006 to 2008, OIG found that the percentage of RUGs for ultra high therapy increased from 17% to 28%, despite the fact that beneficiaries' ages and diagnoses at admission were largely unchanged during that time period. As a result of the recent attention on skilled nursing billing practices and ongoing government pressure to reduce spending by government health care programs, government health care programs may limit or reduce payments to skilled nursing facilities and hospitals, and, as a result, an operator's ability to meet its financial obligations to us may be significantly impaired.

*Medicare Reimbursement and Skilled Nursing Facilities.* For the twelve months ended September 30, 2010, approximately 30% of the revenues at our skilled nursing facilities (which comprised 27% of our rental revenues for the year ended December 31, 2010) were paid by Medicare. Skilled nursing facilities are reimbursed under the Medicare Skilled Nursing Facility Prospective Payment System ("SNF PPS"). There is a risk that some skilled nursing facilities' costs will exceed the fixed payments under the SNF PPS, and there is also a risk that payments under the SNF PPS may be set below the costs to provide certain items and services, which could result in immediate financial difficulties for skilled nursing facilities, and could cause operators to seek bankruptcy protection. Skilled nursing facilities have faced these types of difficulties since the implementation of the SNF PPS.

Skilled nursing facilities received a net 1.1% Medicare payment rate decrease for federal fiscal year 2010. This 1.1% net decrease is the result of a 3.3% decrease in payments due to recalibration of the case-mix indexes combined with a 2.2% increase in payments through "market basket" changes for fiscal year 2010. The Centers for Medicare & Medicaid Services ("CMS"), an agency of the U.S. Department of Health and Human Services ("HHS"), has announced its intention to make a positive payment update for skilled nursing facilities for fiscal year 2011 — a net 1.7% increase resulting from a 2.3% market basket update less a 0.6% forecasting error adjustment. Section 5008 of the Deficit Reduction Act of 2005 directs the Secretary of HHS to conduct a demonstration program, for a three year period, beginning January 1, 2008, assessing the costs and outcomes of patients discharged from hospitals in a variety of post-acute care settings, including skilled nursing facilities. The outcome of that demonstration program could lead to changes in Medicare coverage and reimbursement for post-acute care. Because the results of the demonstration have not yet been finalized, we cannot predict the potential financial implications those results, or any other proposed changes to the Medicare program, may have on our operators or tenants.

The Balanced Budget Act of 1997 mandated caps on Medicare reimbursement for certain therapy services. However, Congress imposed various moratoriums on the implementation of those caps. For 2011, the annual payment cap of $1,870 per patient applies to occupational therapy and a separate $1,870 cap applies to speech and physical therapy. Congress has permitted patients exceeding the cap to obtain additional Medicare coverage through a waiver program if the therapy is deemed medically necessary. The waiver program was historically extended, most recently, on December 15, 2010, by the Medicare and Medicaid Extenders Act (HR 4994), which extended the waiver program through December 31, 2011. Prior to the recent legislation, the program was scheduled to expire December 31, 2010. If the exception expires, patients will need to use private funds to pay for the cost of therapy above the caps. If patients are unable to satisfy their out-of-pocket cost responsibility to reimburse an operator for services rendered, the operator's ability to meet its financial obligations to us could be adversely impacted.

*Medicare Reimbursement and Hospitals.* For the twelve months ended September 30, 2010, approximately 56% of the revenues at our hospitals (which comprised 8% of our rental revenues for the year ended December 31, 2010) were from Medicare reimbursements. Hospitals, generally, are reimbursed by Medicare under the Hospital Inpatient Prospective Payment System ("PPS"), the Hospital Outpatient Prospective Payment System ("OPPS"), the Long Term Care Hospital Prospective Payment System ("LTCH PPS"), or the Inpatient Rehabilitation Facility Prospective Payment System ("IRF PPS"). Acute care hospitals provide a wide range of inpatient and outpatient services including, but not limited to, surgery, rehabilitation, therapy, and clinical laboratory services. Long-term acute care hospitals provide inpatient services for patients with medical conditions that are often complex and that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Inpatient rehabilitation facilities provide intensive rehabilitation services in an inpatient setting for patients requiring at least three hours of rehabilitation services a day.

With respect to Medicare's PPS for regular hospitals, reimbursement for inpatient services is made on the basis of a fixed, prospective rate, based on the principal diagnosis of the patient. Hospitals may be at risk to the extent that their costs in treating a specific case exceed the fixed payment amount. The diagnosis related group ("DRG") reimbursement system was updated in 2008 to expand the number of DRGs from 538 to 745 in order to better distinguish more severe conditions. One additional DRG was added in 2009, for a new total of 746. In some cases, a hospital might be able to qualify for an outlier payment if the hospital's losses exceed a threshold.

*Medicaid Reimbursement.* Medicaid is a major payor source for residents in our skilled nursing facilities and hospitals. For the twelve months ended September 30, 2010, approximately 51% of the revenues of our skilled nursing facilities and 4% of the revenues of our hospitals were attributable to Medicaid reimbursement payments. The federal and state governments share responsibility for financing Medicaid. The federal matching rate, known as the Federal Medical Assistance Percentage ("FMAP"), varies by state based on relative per capita income, but is at least 50% in all states. On average, Medicaid is the largest component of total state spending, representing approximately 21% of total state spending. The percentage of Medicaid dollars used for long-term care varies from state to state, due in part to different ratios of elderly population and eligibility requirements. Within certain federal guidelines, states have a fairly wide range of discretion to determine eligibility and reimbursement methodology. Many states reimburse long-term care facilities using fixed daily rates, which are applied prospectively based on patient acuity and the historical costs incurred in providing patient care. Reasonable costs typically include allowances for staffing, administrative and general expenses, property, and equipment (*e.g.*, real estate taxes, depreciation and fair rental).

In most states, Medicaid does not fully reimburse the cost of providing skilled nursing services. Certain states are attempting to slow the rate of growth in Medicaid expenditures by freezing rates or restricting eligibility and benefits. As of the beginning of state fiscal year 2011, states in which we have skilled nursing property investments held rates flat on average for the year. Our skilled nursing portfolio's average Medicaid rate will likely vary throughout the year as states continue to make interim changes to their budgets and Medicaid funding. In addition, Medicaid reimbursement rates may decline if revenues in a particular state are not sufficient to fund budgeted expenditures. President Obama's proposed fiscal year budget for 2012, released on February 14, 2011, has the potential to further impact Medicaid reimbursement rates. The President's budget includes a proposal to phase down the Medicaid provider tax, a tax paid by health care providers to help fund state Medicaid programs, beginning with a reduction of 4.5% in fiscal year 2015. If the President's proposal is implemented, the various state Medicaid programs will receive less funds, which could adversely affect our operators and tenants.

The Medicare Part D drug benefit became effective January 1, 2006. Since that date, low-income Medicare beneficiaries (eligible for both Medicare and full Medicaid benefits), including those nursing home residents who are dually eligible for both programs, may enroll and receive outpatient prescription drugs under Medicare, not Medicaid. Medicare Part D has resulted in increased administrative responsibilities for nursing home operators because enrollment in Medicare Part D is voluntary and residents must choose between multiple prescription drug plans. Operators may also experience increased expenses to the extent that a particular drug prescribed to a patient is not listed on the Medicare Part D drug plan formulary for the plan in which the patient is enrolled.

The reimbursement methodologies applied to health care facilities continue to evolve. Federal and state authorities have considered and may seek to implement new or modified reimbursement methodologies that may negatively impact health care property operations. The impact of any such changes, if implemented, may result in a material adverse effect on our skilled nursing and hospital property operations. No assurance can be given that current revenue sources or levels will be maintained. Accordingly, there can be no assurance that payments under a government health care program are currently, or will be in the future, sufficient to fully reimburse the property operators for their operating and capital expenses. As a result, an operator's ability to meet its financial obligations to us could be adversely impacted.

Finally, the Patient Protection and Affordable Care Act ("PPACA") and the Health Care and Education Reconciliation Act of 2010, which amends the PPACA (collectively, the "Health Reform Laws") (further discussed below).may have a significant impact on Medicare, Medicaid, other federal health care programs, and private insurers, which impact the reimbursement amounts received by skilled nursing facilities and other health care providers. The Health Reform Laws could have a substantial and material adverse effect on all parties directly or indirectly involved in the health care system.

***Other Related Laws***

Skilled nursing facilities and hospitals (and senior housing facilities that receive Medicaid payments) are subject to federal, state, and local laws, regulations, and applicable guidance that govern the operations and financial and other arrangements that may be entered into by health care providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by government health care programs. Other laws require providers to furnish only medically necessary services and submit to the government valid and accurate statements for each service. Still, other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed property and the quality of care provided. Sanctions for violations of these laws, regulations, and other applicable guidance may include, but are not limited to, criminal and/or civil penalties and fines, loss of licensure, immediate termination of government payments, and exclusion from any government health care program. In certain circumstances, violation of these rules (such as those prohibiting abusive and fraudulent behavior) with respect to one property may subject other facilities under common control or ownership to sanctions, including exclusion from participation in the Medicare and Medicaid programs, as well as other government health care programs. In the ordinary course of its business, a property operator is regularly subjected to inquiries, investigations, and audits by the federal and state agencies that oversee these laws and regulations.

All health care providers, including, but not limited to skilled nursing facilities and hospitals (and senior housing facilities that receives Medicaid payments) are also subject to the Federal Anti-kickback Statute, which generally prohibits persons from offering, providing, soliciting, or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal health care program, such as Medicare or Medicaid. Skilled nursing facilities and hospitals are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on physician self-referrals and submission of claims apply to state Medicaid programs. Further, health care providers, including, but not limited to, skilled nursing facilities and hospitals (and senior housing facilities that receive Medicaid payments), are subject to substantial financial penalties under the Civil Monetary Penalties Act and the Federal False Claims Act and, in particular, actions under the Federal False Claims Act's "whistleblower" provisions. Private enforcement of health care fraud has increased due in large part to amendments to the Federal False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits brought by private individuals, known as qui tam actions, may be filed by almost anyone, including present and former patients, nurses and other employees. Such whistleblower actions have been brought against nursing facilities on the basis of the alleged failure of the nursing facility to meet applicable regulations relating to its operations. Significantly, if a claim is successfully adjudicated, the Federal False Claims Act provides for treble damages up to $11,000 per claim.

Prosecutions, investigations, or whistleblower actions could have a material adverse effect on a property operator's liquidity, financial condition, and operations, which could adversely affect the ability of the operator to meet its financial obligations to us. Finally, various state false claim act and anti-kickback laws may also apply to each property operator. Violation of any of the foregoing statutes can result in criminal and/or civil penalties that could have a material adverse effect on the ability of an operator to meet its financial obligations to us.

Other legislative developments over the past several years, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), have greatly expanded the definition of health care fraud and related offenses and broadened its scope to include private health care plans in addition to government payors. Congress also has greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services to audit, investigate and prosecute suspected health care fraud. Moreover, a significant portion of the billions in health care fraud recoveries over the past several years has also been returned to government agencies to further fund their fraud investigation and prosecution efforts.

Additionally, other HIPAA provisions and regulations provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, health care providers often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records and other personal health information about individuals. The Health Information Technology for Economic and Clinical Health ("HITECH") Act, passed in February 2009, strengthened the HHS Secretary's authority to impose civil money penalties for HIPAA violations occurring after February 18, 2009. HITECH directs the HHS Secretary to provide for periodic audits to ensure covered entities and their business associates (as that term is defined under HIPAA) comply with the applicable HITECH requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action. CMS issued an interim Final Rule which conformed HIPAA enforcement regulations to the HITECH Act, increasing the maximum penalty for multiple violations of a single requirement or prohibition to $1.5 million. Higher penalties may accrue for violations of multiple requirements or prohibitions. HIPAA violations are also potentially subject to criminal penalties.

In November 2002, CMS began an ongoing national Nursing Home Quality Initiative (NHQI). Under this initiative, historical survey information, the NHQI Pilot Evaluation Report and the NHQI Overview is made available to the public on-line. The NHQI website provides consumer and provider information regarding the quality of care in nursing homes. The data allows consumers, providers, states, and researchers to compare quality information that shows how well nursing homes are caring for their residents' physical and clinical needs. The posted nursing home quality measures come from resident assessment data that nursing homes routinely collect on the residents at specified intervals during their stay. If the operators of nursing facilities are unable to achieve quality of care ratings that are comparable or superior to those of their competitors, they may lose market share to other facilities, reducing their revenues and adversely impacting their ability to make rental payments.

Finally, government investigations and enforcement actions brought against the health care industry have increased dramatically over the past several years and are expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of the Federal False Claims Act. The costs for an operator of a health care property associated with both defending such enforcement actions and the undertakings in settling these actions can be substantial and could have a material adverse effect on the ability of an operator to meet its obligations to us.

## Taxation

### *Federal Income Tax Considerations*

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our debt and equity securities is for general information only and is not tax advice. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding shares of common stock as part of a hedging, integrated conversion, or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States).

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary. Before you purchase our securities, you should consult your own tax advisor regarding the particular U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and selling our securities.

*General*

We elected to be taxed as a real estate investment trust (a "REIT") commencing with our first taxable year. We intend to continue to operate in such a manner as to qualify as a REIT, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT depends upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to income, assets, distribution level and diversity of share ownership as discussed below under "— Qualification as a REIT." There can be no assurance that we will be owned and organized and will operate in a manner so as to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite the REIT election, we may be subject to federal income and excise tax as follows:

- To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates;
- We may be subject to the "alternative minimum tax" (the "AMT") on certain tax preference items to the extent that the AMT exceeds our regular tax;
- If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, such income will be taxed at the highest corporate rate;
- Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;

- If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;
- If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and
- We will be subject to a 100% tax on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See "— Qualification as a REIT — Investments in Taxable REIT Subsidiaries."

If we acquire any assets from a corporation, which is or has been a "C" corporation, in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the ten-year period beginning on the date on which the assets were acquired by us, then, to the extent of the assets' "built-in gain" (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the ten-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a "C" corporation elected REIT status or a REIT acquired the assets from a "C" corporation), were not treated as sold to an unrelated party and gain recognized. Effective December 30, 2010, we acquired 19 assets that are subject to built-in gains tax until December 2020. See Note 18 to our consolidated financial statements for additional information regarding the built-in gains tax.

*Qualification as a REIT*

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Article VI of our Amended and Restated By-Laws provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply was due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We may own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT, and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "— Asset Tests."

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below.

*Income Tests.* There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year.

- At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.

- At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from taxable REIT subsidiaries) and interest.

For taxable years beginning on or before October 22, 2004, (1) payments to us under an interest rate swap or cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to reduce interest rate risk on indebtedness incurred or to be incurred and (2) gain from the sale or other disposition of any such investment are treated as income qualifying under the 95% gross income test. As to transactions entered into in taxable years beginning after October 22, 2004, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us, or such other risks that are prescribed by the Internal Revenue Service, is excluded from the 95% gross income test.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us is excluded from the 95% and 75% gross income tests.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction entered into by us primarily to manage risk of currency fluctuations with respect to any item of income or gain that is included in gross income in the 95% and 75% gross income tests is excluded from the 95% and 75% gross income tests.

In general, a hedging transaction is "clearly identified" if (1) the transaction is identified as a hedging transaction before the end of the day on which it is entered into and (2) the items or risks being hedged are identified "substantially contemporaneously" with the hedging transaction. An identification is not substantially contemporaneous if it is made more than 35 days after entering into the hedging transaction.

As to gains and items of income recognized after July 30, 2008, "passive foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 95% gross income test and "real estate foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 75% gross income test. Real estate foreign exchange gain is foreign currency gain (as defined in Internal Revenue Code section 988(b)(1)) which is attributable to: (i) any qualifying item of income or gain for purposes of the 75% gross income test; (ii) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Internal Revenue Code section 987 gain attributable to a qualified business unit (a "QBU") of a REIT if the QBU itself meets the 75% income test for the taxable year and the 75% asset test at the close of each quarter that the REIT has directly or indirectly held the QBU. Real estate foreign exchange gain also includes any other foreign currency gain as determined by the Secretary of the Treasury. Passive foreign exchange gain includes all real estate foreign exchange gain and foreign currency gain which is attributable to: (i) any qualifying item of income or gain for purposes of the 95% gross income test; (ii) the acquisition or ownership of obligations; (iii) becoming or being the obligor under obligations; and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

Generally, other than income from "clearly identified" hedging transactions entered into by us in the normal course of business, any foreign currency gain derived by us from dealing, or engaging in substantial and regular trading, in securities will constitute gross income which does not qualify under the 95% or 75% gross income tests.

Rents received by us will qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

- The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.
- Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.
- If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."
- For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."
- For taxable years beginning after July 30, 2008, the REIT may lease "qualified health care properties" on an arm's-length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating health care facilities for any person unrelated to us or our taxable REIT subsidiary, an "eligible independent contractor." Generally, the rent that the REIT receives

from the taxable REIT subsidiary will be treated as "rents from real property." A "qualified health care property" includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief. For taxable years beginning on or before October 22, 2004, these relief provisions generally will be available if: (1) our failure to meet such tests was due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the sources of our income to our return; and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. For taxable years beginning after October 22, 2004, these relief provisions generally will be available if (1) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income, and (2) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to (1) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% income test and (2) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% income test, multiplied by (b) a fraction intended to reflect our profitability.

The Secretary of the Treasury is given broad authority to determine whether particular items of income or gain qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes.

*Asset Tests.* Within 30 days after the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote (the "10% vote test") or value (the "10% value test") of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 25% of the total assets may be represented by securities of one or more taxable REIT subsidiaries (the "25% asset test") and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the "5% asset test"), another REIT or a taxable REIT subsidiary. Each of the 10% vote test, the 10% value test and the 25% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

For taxable years beginning after December 31, 2000, certain items are excluded from the 10% value test, including: (1) straight debt securities of an issuer (including straight debt that provides certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a "related person"; (4) any obligation to pay rents from real property; (5) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security ("excluded securities"). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its taxable REIT subsidiary, holds (1) straight debt securities of a corporate or partnership issuer and (2) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer's outstanding securities, the straight debt securities will be included in the 10% value test.

For taxable years beginning after December 31, 2000, a REIT's interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (1) to the extent of the REIT's interest as a partner in the partnership and (2) if at least 75% of the partnership's gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For taxable years beginning after October 22, 2004, for purposes of the 10% value test, a REIT's interest in a partnership's assets is determined by the REIT's proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

For taxable years beginning after July 30, 2008, if the REIT or its QBU uses a foreign currency as its functional currency, the term "cash" includes such foreign currency, but only to the extent such foreign currency is (i) held for use in the normal course of the activities of the REIT or QBU which give rise to items of income or gain that are included in the 95% and 75% gross income tests or are directly related to acquiring or holding assets qualifying under the 75% asset test, and (ii) not held in connection with dealing or engaging in substantial and regular trading in securities.

With respect to corrections of failures for which the requirements for corrections are satisfied after October 22, 2004, regardless of whether such failures occurred in taxable years beginning on, before or after such date, as to violations of the 10% vote test, the 10% value test or the 5% asset test, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the Internal Revenue Service that describes the non-qualifying assets.

*Investments in Taxable REIT Subsidiaries.* For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we own an interest are allowed to jointly elect to treat such entity as a "taxable REIT subsidiary."

Certain of our subsidiaries have elected to be treated as a taxable REIT subsidiary. Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Our taxable REIT subsidiaries will attempt to minimize the amount of these taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution as dividends to us from our taxable REIT subsidiaries will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arm's-length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% tax. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we own an interest.

*Annual Distribution Requirements.* In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (1) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (2) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (1) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (2) the payment of severance benefits that may not be deductible to us. In the event that timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency dividend distributions.

The Internal Revenue Service issued Revenue Procedure 2008-68, which provided temporary relief to publicly traded REITs seeking to preserve liquidity by electing cash/stock dividends. Under Revenue Procedure 2008-68, a REIT may treat the entire dividend, including the stock portion, as a taxable dividend distribution, thereby qualifying for the dividends-paid deduction, provided certain requirements are satisfied. The cash portion of the dividend may be as low as 10%. Revenue Procedure 2008-68, as amplified by Revenue Procedure 2010-12, applies to dividends declared on or before December 31, 2012, and with respect to a taxable year ending on or before December 31, 2011.

*Failure to Qualify as a REIT*

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief. Failure to qualify for even one year could result in our need to incur indebtedness or liquidate investments in order to pay potentially significant resulting tax liabilities.

In addition to the relief described above under "— Income Tests" and "— Asset Tests," relief is available in the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT if: (1) the violation is due to reasonable cause and not due to willful neglect; (2) we pay a penalty of $50,000 for each failure to satisfy the provision; and (3) the violation does not include a violation described under "— Income Tests" or "— Asset Tests" above. It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions.

*Federal Income Taxation of Holders of Our Stock*

*Treatment of Taxable U.S. Stockholders.* The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a holder of shares of stock who, for United States federal income tax purposes, is:

- a citizen or resident of the United States;
- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

So long as we qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years ending after May 6, 2003 through December 31, 2012, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 15%. Except in limited circumstances, this tax rate will not apply to dividends paid to you by us on our shares, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to our shares that are attributable to: (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries; (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed by us and accumulated in a non-REIT year.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which you held our stock. However, if you are a corporation, you may be required to treat a portion of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains, and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You may not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "— General" and "— Qualification as a REIT — Annual Distribution Requirements" above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock are held as capital assets. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares of our stock.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares of our stock. This gain will be capital gain if you held these shares of our stock as a capital asset.

If we redeem any of your shares in us, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption: (1) results in a "complete termination" of your interest in all classes of our equity securities; (2) is a "substantially disproportionate redemption"; or (3) is "not essentially equivalent to a dividend" with respect to you. In applying these tests, you must take into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also must take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered "not essentially equivalent to a dividend" and, thus, would result in gain or loss to you. However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate, which is currently 15%. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, which requires U.S. stockholders who meet certain requirements and are individuals, estates or certain trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of our stock.

*Treatment of Tax-Exempt U.S. Stockholders.* Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of the Exempt Organization's income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of our dividends as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if: (1) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%; (2) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust; and (3) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively own more than 50% of the value of our stock.

*Backup Withholding and Information Reporting.* Under certain circumstances, you may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding will apply only if you: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

*Taxation of Foreign Stockholders.* The following summary applies to you only if you are a foreign person. The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations.

Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you file with us the required form evidencing the lower rate.

In general, you will be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion will apply to foreign stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to you unless (1) you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" or (2) certain other exceptions apply.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if these distributions were gains "effectively connected" with a United States trade or business. Accordingly, you will be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption.

We will be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

For taxable years beginning after October 22, 2004, any capital gain dividend with respect to any class of stock that is "regularly traded" on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Once this provision takes effect, foreign stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will no longer apply to such distributions.

Unless our shares constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of our shares by you generally will not be subject to United States taxation. Our shares will not constitute a United States real property interest if we qualify as a "domestically controlled REIT." We believe that we, and expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you will be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting will generally not apply to distributions paid to you outside the United States that are treated as: (1) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (2) capital gains dividends; or (3) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, shares of our stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and to withhold on certain payments. Accordingly, the entity through which shares of stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, shares of our stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to any stockholders in respect of any amounts withheld. Foreign persons are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in shares of our stock.

*U.S. Federal Income Taxation of Holders of Depositary Shares*

Owners of our depositary shares will be treated as if you were owners of the series of preferred stock represented by the depositary shares. Thus, you will be required to take into account the income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock.

*Conversion or Exchange of Shares for Preferred Stock.* No gain or loss will be recognized upon the withdrawal of preferred stock in exchange for depositary shares and the tax basis of each share of preferred stock will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged. If you held your depositary shares as a capital asset at the time of the exchange for shares of preferred stock, the holding period for your shares of preferred stock will include the period during which you owned the depositary shares.

*U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities*

The following is a general summary of the United States federal income tax consequences and, in the case that you are a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, of purchasing, owning and disposing of debt securities periodically offered under one or more indentures (the "notes"). This summary assumes that you hold the notes as capital assets. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

*U.S. Holders*

The following summary applies to you only if you are a U.S. holder, as defined below.

*Definition of a U.S. Holder.* A "U.S. holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

*Payments of Interest.* Stated interest on the notes generally will be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

*Sale, Exchange or Other Disposition of Notes.* The adjusted tax basis in your note acquired at a premium will generally be your cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

- the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under "— Payments of Interest" above; and
- your adjusted tax basis in the notes.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

*Backup Withholding and Information Reporting.* In general, "backup withholding" may apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-corporate U.S. holder and: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the Internal Revenue Service for each calendar year. You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and will be credited against your U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

*Non-U.S. Holders*

The following summary applies to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a "non-U.S. holder").

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

*U.S. Federal Withholding Tax.* Subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
- you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;
- such interest is not effectively connected with your conduct of a U.S. trade or business; and
- you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:
- us or our paying agent; or
- a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

- if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;
- if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and
- look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the portfolio interest requirements described above, payments of interest will be subject to the 30% United States withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you are a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

Recent legislation generally will impose U.S. withholding tax at a 30% rate on payments of interest (including original issue discount) and proceeds of sale in respect of debt instruments to certain non-U.S. holders if certain additional disclosure requirements related to U.S. ownership of such non-U.S. holders or U.S. accounts maintained by such non-U.S. holders are not satisfied. However, the withholding tax will not be imposed on payments pursuant to debt or other obligations outstanding as of March 18, 2012. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such distributions and proceeds of a sale of such notes will be entitled to seek a refund from the Internal Revenue Service ("IRS") to obtain the benefit of such exemption or reduction. We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld. These new withholding rules are generally effective for payments made after December 31, 2012.

*Sale, Exchange or other Disposition of Notes.* You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;
- you are subject to tax provisions applicable to certain United States expatriates; or
- the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States, and gain with respect to your notes is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

*U.S. Federal Estate Tax.* If you are an individual and are not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively 10%

or more of the total combined voting power of all our classes of stock entitled to vote, or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

*Backup Withholding and Information Reporting.* Backup withholding will not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder as described in "— U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent have actual knowledge that you are a U.S. holder, as described in "— U.S. Holders" above. We or our paying agent may, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a U.S. person, as defined in the Internal Revenue Code;
- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;
- is a "controlled foreign corporation" for U.S. federal income tax purposes; or
- is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

*U.S. Federal Income and Estate Taxation of Holders of Our Warrants*

*Exercise of Warrants.* You will not generally recognize gain or loss upon the exercise of a warrant. Your basis in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will be equal to the sum of your adjusted tax basis in the warrant and the exercise price paid. Your holding period in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will not include the period during which the warrant was held by you.

*Expiration of Warrants.* Upon the expiration of a warrant, you will recognize a capital loss in an amount equal to your adjusted tax basis in the warrant.

*Sale or Exchange of Warrants.* Upon the sale or exchange of a warrant to a person other than us, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the warrant. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. Upon the sale of the warrant to us, the Internal Revenue Service may argue that you should recognize ordinary income on the sale. You are advised to consult your own tax advisors as to the consequences of a sale of a warrant to us.

*Potential Legislation or Other Actions Affecting Tax Consequences*

Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

### Internet Access to Our SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials that are filed with, or furnished to, the Securities and Exchange Commission are made available, free of charge, on the Internet at www.hcreit.com, as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission.

## Item 1A. *Risk Factors*

### Forward-Looking Statements and Risk Factors

This section discusses the most significant factors that affect our business, operations and financial condition. It does not describe all risks and uncertainties applicable to us, our industry or ownership of our securities. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, we could be materially adversely affected. In that event, the value of our securities could decline.

This Annual Report on Form 10-K and the documents incorporated by reference contain statements that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

- the possible expansion of our portfolio;
- the sale of properties;
- the performance of our operators/tenants and properties;
- our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;
- our occupancy rates;
- our ability to acquire, develop and/or manage properties;
- our ability to make distributions to stockholders;
- our policies and plans regarding investments, financings and other matters;
- our tax status as a real estate investment trust;
- our critical accounting policies;
- our ability to appropriately balance the use of debt and equity;
- our ability to access capital markets or other sources of funds; and
- our ability to meet our earnings guidance.

When we use words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

- the status of the economy;
- the status of capital markets, including availability and cost of capital;
- issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators'/tenants' difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance;
- changes in financing terms;
- competition within the health care, senior housing and life science industries;
- negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans;
- our ability to transition or sell facilities with profitable results;
- the failure to make new investments as and when anticipated;
- acts of God affecting our properties;
- our ability to re-lease space at similar rates as vacancies occur;
- our ability to timely reinvest sale proceeds at similar rates to assets sold;
- operator/tenant or joint venture partner bankruptcies or insolvencies;
- the cooperation of joint venture partners;
- government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements;
- regulatory approval and market acceptance of the products and technologies of life science tenants;
- liability or contract claims by or against operators/tenants;
- unanticipated difficulties and/or expenditures relating to future acquisitions;
- environmental laws affecting our properties;
- changes in rules or practices governing our financial reporting;
- other legal and operational matters, including REIT qualification and key management personnel recruitment and retention; and
- the risks described below:

***Risk factors related to our operators' revenues and expenses***

Our investment property operators' revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates. Expenses for these facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. Liability insurance and staffing costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a property not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon.

The recent credit and liquidity crisis, and the weakened economy, may have a lingering adverse effect on our operators and tenants, including their ability to access credit or maintain occupancy rates. If the operations, cash flows or financial condition of our operators are materially adversely impacted by economic conditions, our revenue and operations may be adversely affected.

*Increased competition may affect our operators' ability to meet their obligations to us*

The operators of our properties compete on a local and regional basis with operators of properties and other health care providers that provide comparable services. We cannot be certain that the operators of all of our facilities will be able to achieve and maintain occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future that could limit their ability to attract residents or expand their businesses.

*Risk factors related to obligor bankruptcies*

We are exposed to the risk that our obligors may not be able to meet the rent, principal and interest or other payments due us, which may result in an obligor bankruptcy or insolvency, or that an obligor might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict a tenant, demand immediate payment of rent and exercise other remedies, and our loans provide us with the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. An obligor in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a loan, and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. In some instances, we have terminated our lease with a tenant and relet the property to another tenant. In some of those situations, we have provided working capital loans to and limited indemnification of the new obligor. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

*Transfers of health care facilities may require regulatory approvals and these facilities may not have efficient alternative uses*

Transfers of health care facilities to successor operators frequently are subject to regulatory approvals or notifications, including, but not limited to, change of ownership approvals under certificate of need ("CON") laws, state licensure laws and Medicare and Medicaid provider arrangements, that are not required for transfers of other types of real estate. The replacement of a health care facility operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. Alternatively, given the specialized nature of our facilities, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

*Risk factors related to government regulations*

Our obligors' businesses are affected by government reimbursement and private payor rates. To the extent that an operator/tenant receives a significant portion of its revenues from government payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries or carriers, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing government investigations and audits at such property. In recent years, government payors have frozen or reduced payments to health care providers due to budgetary pressures. Health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of our obligors and properties. There can be no assurance that adequate reimbursement levels will be available for services provided by any property operator, whether the property receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an obligor's liquidity, financial condition and results of operations, which could adversely affect the ability of an obligor to meet its obligations to us. See "Item 1 — Business — Certain Government Regulations — Reimbursement" above.

Our operators and tenants generally are subject to extensive federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards. Our operators' or tenants' failure to comply with any of these laws, regulations, or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state health care programs, loss of license or closure of the facility. Such actions may have an effect on our operators' or tenants' ability to make lease payments to us and, therefore, adversely impact us. See "Item 1 — Business — Certain Government Regulations — Other Related Laws" above.

Many of our properties may require a license, registration, and/or CON to operate. Failure to obtain a license, registration, or CON, or loss of a required license, registration, or CON would prevent a facility from operating in the manner intended by the operators or tenants. These events could materially adversely affect our operators' or tenants' ability to make rent payments to us. State and local laws also may regulate the expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction or renovation of health care facilities, by requiring a CON or other similar approval from a state agency. See "Item 1 — Business — Certain Government Regulations — Licensing and Certification" above.

The American Recovery and Reinvestment Act of 2009 ("ARRA"), which was signed into law on February 17, 2009, provides $87 billion in additional federal Medicaid funding for states' Medicaid expenditures between October 1, 2008 and December 31, 2010. On August 10, 2010, the President signed into law H.R. 1586, which mandates a six-month extension of the increase in federal Medicaid funding for states through June 30, 2011, although the enhanced federal Medicaid funding is scaled back for the first two quarters of 2011. Under both the ARRA and H.R. 1586, states meeting certain eligibility requirements will temporarily receive additional money in the form of an increase in the federal medical assistance percentage ("FMAP"). Thus, for a limited period of time, the share of Medicaid costs that are paid for by the federal government will go up, and each state's share will go down. We cannot predict whether states are, or will remain, eligible to receive the additional federal Medicaid funding, or whether the states will have sufficient funds for their Medicaid programs. We also cannot predict the impact that such broad-based, far-reaching legislation will have on the U.S. economy or our business.

***Risk factors related to liability claims and insurance costs***

In recent years, skilled nursing and seniors housing operators have experienced substantial increases in both the number and size of patient care liability claims. As a result, general and professional liability costs have increased in some markets. However, a recent report and state survey found that the liability insurance market is beginning to stabilize in most markets. In 2008, national average liability loss costs were stable for the first time in nearly a decade. State-led tort reform efforts have greatly contributed to decreasing costs. In some markets general and professional liability insurance coverage continues to be restricted or very costly, which in some cases has caused operators to self-insure. These developments may adversely affect the property operators' future operations, cash flows and financial condition, and may have a material adverse effect on the property operators' ability to meet their obligations to us.

***Risk factors related to acquisitions***

We are exposed to the risk that some of our acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction funding to an operator/tenant and the project is not completed, we may need to take steps to ensure completion of the project. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, it may reduce our per share financial results. These costs may negatively affect our results of operations.

***Risk factors related to joint ventures***

We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, including the possibility that our partner might become insolvent, refuse to make capital contributions when due or otherwise fail to meet its obligations, which may result in certain liabilities to us for guarantees and other commitments; that our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such disputes and could have an adverse impact on the operations and profitability of the joint venture; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. In addition, our ability to transfer our interest in a joint venture to a third party may be restricted. In some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a property.

***Risk factors related to life sciences facilities***

Our tenants in the life sciences industry face high levels of regulation, expense and uncertainty that may adversely affect their ability to make payments to us. Research, development and clinical testing of products and technologies can be very expensive and sources of funds may not be available to our life sciences tenants in the future. The products and technologies that are developed and manufactured by our life sciences tenants may require regulatory approval prior to being made, marketed, sold and used. The regulatory process can be costly, long and unpredictable. Even after a tenant gains regulatory approval and market acceptance, the product still presents regulatory and liability risks, such as safety concerns, competition from new products and eventually the expiration of patent protection. These factors may affect the ability of our life sciences tenants to make timely payments to us, which may adversely affect our revenue and operations.

***Risk factors related to indebtedness***

Permanent financing for our investments is typically provided through a combination of public and private offerings of debt and equity securities and the incurrence or assumption of secured debt. The incurrence or assumption of indebtedness may cause us to become more leveraged, which could (1) require us to dedicate a greater portion of our cash flow to the payment of debt service, (2) make us more vulnerable to a downturn in the economy, (3) limit our ability to obtain additional financing, or (4) negatively affect our credit ratings or outlook by one or more of the noted rating agencies.

Our debt agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. These defaults could have a material adverse impact on our business, results of operations and financial condition.

***Risk factors related to our credit ratings***

We plan to manage the Company to maintain a capital structure consistent with our current profile, but there can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by any or all of the noted rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

### *Risk factors related to interest rate swaps*

We enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates. When we use forward-starting interest rate swaps, there is a risk that we will not complete the long-term borrowing against which the swap is intended to hedge. If such events occur, our results of operations may be adversely affected.

### *Risk factors related to environmental laws*

Under various federal and state laws, owners or operators of real estate may be required to respond to the presence or release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination or exposure to hazardous substances. We may become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person's relationship to the property. Our tenants or borrowers are primarily responsible for the condition of the property. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the "all appropriate inquiry" standard, which we believe qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition or the business or financial condition of our obligors.

### *Risk factors related to facilities that require entrance fees*

Certain of our senior housing facilities require the payment of an upfront entrance fee by the resident, a portion of which may be refundable by the operator. Some of these facilities are subject to substantial oversight by state regulators relating to these funds. As a result of this oversight, residents of these facilities may have a variety of rights, including, for example, the right to cancel their contracts within a specified period of time and certain lien rights. The oversight and rights of residents within these facilities may have an effect on the revenue or operations of the operators of such facilities and therefore may negatively impact us.

### *Risk factors related to facilities under construction or development*

At any given time, we may be in the process of constructing one or more new facilities that ultimately will require a CON and license before they can be utilized by the operator for their intended use. The operator also may need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements and/or third party payor contracts. In the event that the operator is unable to obtain the necessary CON, licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we can find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

In connection with our renovation, redevelopment, development and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These factors could result in increased costs or our abandonment of these projects. In addition, we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities, and we may not be able to complete construction and lease-up of a property on schedule, which could result in increased debt service expense or construction costs.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait years for significant cash returns. Because we are required to make cash distributions to our stockholders, if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund such distributions. Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy and rental rates. If our financial projections with respect to a new property are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties that are not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property.

***We do not know if our tenants will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all***

We cannot predict whether our tenants will renew existing leases at the end of their lease terms, which expire at various times. If these leases are not renewed, we would be required to find other tenants to occupy those properties or sell them. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

***Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases***

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As the lessee under a ground lease, we are exposed to the possibility of losing the property upon termination of the ground lease or an earlier breach of the ground lease by us.

***Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties***

Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the seniors housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

***Risk factors related to reinvestment of sale proceeds***

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. In order to maintain current revenues and continue generating attractive returns, we expect to re-invest these proceeds in a timely manner. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us.

***Failure to properly manage our rapid growth could distract our management or increase our expenses***

We have experienced rapid growth and development in a relatively short period of time and expect to continue this rapid growth in the future. This growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to stockholders. Our growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

***We might fail to qualify or remain qualified as a REIT***

We intend to operate as a REIT under the Internal Revenue Code and believe we have and will continue to operate in such a manner. If we lose our status as a REIT, we will face serious income tax consequences that will substantially reduce the funds available for satisfying our obligations and for distribution to our stockholders because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of U.S. federal and other income taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. If we do not qualify as a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required, in order to maintain REIT status or avoid an excise tax, to pay dividends to stockholders. See "Item 1 — Business — Taxation — Federal Income Tax Considerations" for a discussion of the provisions of the Internal Revenue Code that apply to us and the effects of failure to qualify as a REIT.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction, and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 15%) with respect to distributions.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for U.S. federal income tax purposes. See "Item 1 — Business — Taxation — Federal Income Tax Considerations" included in this Annual Report on Form 10-K.

***The 90% annual distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions***

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Annual Distribution Requirements" included in this Annual Report on Form 10-K. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur, or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in another transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations.

The amount of additional indebtedness we may incur is limited by the terms of our line of credit arrangement and the indentures governing our senior unsecured notes. In addition, adverse economic conditions may impact the availability of additional funds or could cause the terms on which we are able to borrow additional funds to become unfavorable. In those circumstances, we may be required to raise additional equity in the capital markets. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We cannot assure you that we will be able to raise the capital necessary to make future investments or to meet our obligations and commitments as they mature.

***The lease of qualified health care properties to a taxable REIT subsidiary is subject to special requirements***

We intend to lease certain qualified health care properties we acquire from operators to a taxable REIT subsidiary (or a limited liability company of which the taxable REIT subsidiary is a member), which lessee will contract with such operators (or a related party) to operate the health care operations at these properties. The rents from this taxable REIT subsidiary lessee structure will be treated as qualifying rents from real property if (1) they are paid pursuant to an arms-length lease of a qualified health care property with a taxable REIT subsidiary and (2) the operator qualifies as an eligible independent contractor. If any of these conditions are not satisfied, then the rents will not be qualifying rents. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Income Tests."

***If certain sale-leaseback transactions are not characterized by the IRS as "true leases," we may be subject to adverse tax consequences***

We may purchase properties and lease them back to the sellers of such properties. We intend for any such sale-leaseback transaction to be structured in such a manner that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a "true lease" but is more properly treated in some other manner. In the event any sale-leaseback transaction is challenged and successfully re-characterized by the IRS, we would not be entitled to claim the deductions for depreciation and cost recovery generally available to an owner of property. Furthermore, if a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests or income tests and, consequently, could lose our REIT status effective with the year of re-characterization. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Asset Tests" and "— Income Tests." Alternatively, the amount of our REIT taxable income could be recalculated, which may cause us to fail to meet the REIT annual distribution requirements for a taxable year. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Annual Distribution Requirements."

***Other risk factors***

We are also subject to other risks. First, our Second Restated Certificate of Incorporation and Second Amended and Restated By-Laws contain anti-takeover provisions (staggered board provisions, restrictions on share ownership and transfer and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Additionally, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one could have a material adverse impact on our business.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 2. *Properties*

We own our corporate headquarters located at 4500 Dorr Street, Toledo, Ohio 43615. We also own corporate offices in Tennessee, lease corporate offices in Florida and have ground leases relating to certain of our properties. The following table sets forth certain information regarding the properties that comprise our consolidated real property and real estate loan investments as of December 31, 2010 (dollars in thousands):

| | Senior Housing and Care | | | Medical Facilities | | |
|---|---|---|---|---|---|---|
| Property Location | Number of Properties | Total Investment | Annualized Income(1) | Number of Properties | Total Investment | Annualized Income(1) |
| Alabama | 3 | $ 23,717 | $ 6,914 | 5 | $ 39,620 | $ 3,621 |
| Alaska | — | — | — | 1 | 26,612 | 2,464 |
| Arizona | 6 | 37,427 | 7,592 | 5 | 89,527 | 7,763 |
| California | 26 | 423,882 | 101,957 | 16 | 464,923 | 23,688 |
| Colorado | 6 | 100,713 | 10,659 | 1 | 6,552 | 590 |
| Connecticut | 12 | 77,259 | 8,865 | — | — | — |
| Delaware | 3 | 70,198 | 6,161 | — | — | — |
| Florida | 53 | 513,736 | 52,119 | 30 | 401,991 | 23,881 |
| Georgia | 8 | 89,563 | 15,938 | 7 | 67,885 | 5,049 |
| Idaho | 4 | 39,506 | 5,394 | 1 | 22,711 | 2,522 |
| Illinois | 13 | 174,681 | 22,688 | 2 | 9,235 | 329 |
| Indiana | 18 | 256,614 | 22,617 | 3 | 44,017 | 4,682 |
| Iowa | 2 | 47,060 | 7,295 | — | — | — |
| Kansas | 4 | 92,753 | 7,245 | 1 | 16,553 | 1,122 |
| Kentucky | 10 | 55,818 | 7,831 | 2 | 39,092 | 3,553 |
| Louisiana | 5 | 25,709 | 3,161 | 1 | 10,807 | 744 |
| Maryland | 2 | 13,636 | 1,537 | — | — | — |
| Massachusetts | 19 | 289,816 | 33,613 | 2 | 11,120 | — |
| Michigan | 6 | 93,677 | 5,653 | — | — | — |
| Minnesota | — | — | — | 3 | 45,956 | 3,246 |
| Mississippi | 6 | 53,029 | 5,623 | — | — | — |
| Missouri | 7 | 114,580 | 12,098 | 4 | 83,905 | 7,099 |
| Montana | 3 | 12,939 | 1,970 | — | — | — |
| Nebraska | 4 | 39,260 | 3,252 | 3 | 155,597 | 13,143 |
| Nevada | 5 | 83,854 | 14,598 | 9 | 106,722 | 7,627 |
| New Hampshire | 1 | 4,178 | 531 | — | — | — |
| New Jersey | 13 | 301,232 | 21,487 | 7 | 165,805 | 13,220 |
| New Mexico | 1 | 22,107 | 1,430 | — | — | — |
| New York | 6 | 187,852 | 13,076 | 7 | 56,366 | 4,922 |
| North Carolina | 44 | 204,050 | 25,148 | 10 | 23,889 | 1,670 |
| Ohio | 30 | 426,483 | 37,978 | 4 | 53,480 | 4,780 |
| Oklahoma | 23 | 102,575 | 11,850 | 3 | 22,535 | 2,201 |
| Oregon | 2 | 7,420 | 1,358 | — | — | — |
| Pennsylvania | 11 | 192,047 | 15,752 | 1 | 21,609 | 2,028 |
| South Carolina | 8 | 241,233 | 14,782 | 1 | 16,103 | 917 |
| Tennessee | 25 | 233,041 | 29,334 | 8 | 95,318 | 7,006 |
| Texas | 46 | 309,060 | 42,716 | 26 | 396,230 | 33,796 |
| Utah | 1 | 5,916 | 944 | — | — | — |
| Virginia | 14 | 89,092 | 10,359 | 2 | 22,939 | 2,454 |
| Washington | 20 | 466,642 | 91,082 | 3 | 88,091 | 1,753 |
| Wisconsin | 13 | 138,572 | 13,168 | 19 | 325,992 | 27,844 |
| Total | 483 | $5,660,927 | $695,775 | 187 | $2,931,182 | $213,714 |

(1) Reflects annualized recent month of resident fees and services, contract rate of interest for loans, annual straight-line rent for leases with fixed escalators or annual cash rent for leases with contingent escalators, net of collectibility reserves if applicable.

The following table sets forth occupancy and average annualized income for these property types:

| | Occupancy(1) | | Average Annualized Income(2) | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Senior housing facilities-operating | 91.9% | n/a | $30,458 | $ n/a per unit |
| Senior housing facilities-triple net | 88.9% | 89.2% | 16,241 | 12,351 per unit |
| Skilled nursing facilities | 84.9% | 84.2% | 6,519 | 6,244 per bed |
| Medical office buildings | 93.1% | 91.3% | 20 | 20 per sq.ft. |
| Hospitals | 62.9% | 56.5% | 30,951 | 26,063 per bed |

(1) Medical office building occupancy represents the percentage of total rentable square feet leased and occupied (including month-to-month and holdover leases and excluding terminations and discontinued operations) as of December 31, 2010 and 2009. Occupancy for other properties represents average quarterly operating occupancy based on the quarters ended September 30, 2010 and 2009 and excludes properties that are unstabilized, closed or for which data is not available or meaningful. The Company uses unaudited, periodic financial information provided solely by tenants/borrowers to calculate occupancy for properties other than medical office buildings and has not independently verified the information.

(2) Average annualized income represents annualized income divided by total beds, units or square feet.

The following table sets forth information regarding lease expirations as of December 31, 2010 (dollars in thousands):

| Year | Senior Housing Facilities(1) | Skilled Nursing Facilities | Hospitals | Medical Office Buildings | Total Rental Income(2) |
|---|---|---|---|---|---|
| 2011 | $ 9,499 | $ — | $ — | $ 9,631 | $ 19,130 |
| 2012 | 5,549 | 6,887 | — | 11,903 | 24,339 |
| 2013 | 42,678 | — | — | 10,222 | 52,900 |
| 2014 | 2,149 | 6,349 | — | 10,718 | 19,216 |
| 2015 | — | 2,014 | — | 11,410 | 13,424 |
| 2016 | — | 3,367 | — | 13,602 | 16,969 |
| 2017 | 12,688 | 3,875 | 2,350 | 9,927 | 28,840 |
| 2018 | 38,459 | 7,084 | — | 4,498 | 50,041 |
| 2019 | 9,463 | 18,465 | — | 10,262 | 38,190 |
| 2020 | 27,473 | 23,619 | 5,980 | 8,651 | 65,723 |
| Thereafter | 180,799 | 70,951 | 45,165 | 55,412 | 352,327 |
| Total | $328,757 | $142,611 | $53,495 | $156,236 | $681,099 |

(1) Excludes facilities in our senior housing operating partnerships.

(2) Rental income represents annualized base rent for effective lease agreements. The amounts are derived from the current contracted monthly base rent including straight-line for leases with fixed escalators or annual cash rent for leases with contingent escalators, net of collectability reserves, if applicable. Rental income does not include common area maintenance charges or the amortization of above/below market lease intangibles.

## Item 3. *Legal Proceedings*

From time to time, there are various legal proceedings pending to which we are a party or to which some of our properties are subject arising in the normal course of business. We do not believe that the ultimate resolution of these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

## Item 4. *(Removed and Reserved)*

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

There were 5,013 stockholders of record as of January 31, 2011. The following table sets forth, for the periods indicated, the high and low prices of our common stock on the New York Stock Exchange, as reported on the Composite Tape, and common dividends paid per share:

| | Sales Price | | Dividends |
|---|---|---|---|
| | High | Low | Paid |
| **2010** | | | |
| First Quarter | $46.79 | $39.82 | $0.68 |
| Second Quarter | 46.44 | 38.42 | 0.69 |
| Third Quarter | 48.54 | 40.85 | 0.69 |
| Fourth Quarter | 52.06 | 44.07 | 0.69 |
| **2009** | | | |
| First Quarter | $42.32 | $25.86 | $0.68 |
| Second Quarter | 36.41 | 29.62 | 0.68 |
| Third Quarter | 44.40 | 32.64 | 0.68 |
| Fourth Quarter | 46.74 | 40.53 | 0.68 |

Our Board of Directors has approved a new quarterly cash dividend rate of $0.715 per share of common stock per quarter, commencing with the May 2011 dividend. Our dividend policy is reviewed annually by the Board of Directors. The declaration and payment of quarterly dividends remains subject to the review and approval of the Board of Directors.

### Stockholder Return Performance Presentation

Set forth below is a line graph comparing the yearly percentage change and the cumulative total stockholder return on our shares of common stock against the cumulative total return of the S & P Composite-500 Stock Index and the FTSE NAREIT Equity Index. As of December 31, 2010, 119 companies comprised the FTSE NAREIT Equity Index. The Index consists of REITs identified by NAREIT as equity (those REITs which have at least 75% of their investments in real property). Upon written request sent to the Senior Vice President-Administration and Corporate Secretary, Health Care REIT, Inc., 4500 Dorr Street, Toledo, Ohio, 43615-4040, we will provide stockholders with the names of the component issuers. The data are based on the closing prices as of December 31 for each of the five years. 2005 equals $100 and dividends are assumed to be reinvested.



S&P 500
Health Care REIT, Inc.
FTSE NAREIT Equity
Dollars
250
200
150
100
50
0
2005
2006
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| | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 |
|---|---|---|---|---|---|---|
| S & P 500 | 100.0 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| Health Care REIT, Inc. | 100.0 | 136.99 | 150.22 | 150.66 | 170.03 | 194.40 |
| FTSE NAREIT Equity | 100.0 | 135.06 | 113.87 | 70.91 | 90.76 | 116.12 |

Except to the extent that we specifically incorporate this information by reference, the foregoing Stockholder Return Performance Presentation shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended. This information shall not otherwise be deemed filed under such acts.

## Item 6. *Selected Financial Data*

The following selected financial data for the five years ended December 31, 2010 are derived from our audited consolidated financial statements (in thousands, except per share data):

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 |
| **Operating Data** | | | | | |
| Revenues(1) | $248,061 | $409,051 | $504,525 | $546,092 | $680,530 |
| Expenses: | | | | | |
| Interest expense(1) | 77,087 | 125,714 | 125,276 | 102,117 | 157,108 |
| Depreciation and amortization(1) | 66,069 | 118,159 | 138,136 | 150,728 | 197,118 |
| Property operating expenses(1) | 1,003 | 33,410 | 42,634 | 45,896 | 83,120 |
| General and administrative(1) | 25,922 | 37,465 | 47,193 | 49,691 | 54,626 |
| Transaction costs | — | — | — | — | 46,660 |
| Provision for loan losses | 1,000 | — | 94 | 23,261 | 29,684 |
| Realized loss on derivatives | — | — | 23,393 | — | — |
| Loss (gain) on extinguishment of debt | — | (1,081) | (2,094) | 25,107 | 34,171 |
| Total expenses | 171,081 | 313,667 | 374,632 | 396,800 | 602,487 |
| Income from continuing operations before income taxes and income from unconsolidated joint ventures | 76,980 | 95,384 | 129,893 | 149,292 | 78,043 |
| Income tax expense | (82) | (188) | (1,306) | (168) | (364) |
| Income from unconsolidated joint ventures | — | — | — | — | 6,673 |
| Income from continuing operations | 76,898 | 95,196 | 128,587 | 149,124 | 84,352 |
| Income from discontinued operations, net(1) | 25,758 | 43,397 | 154,838 | 43,803 | 44,532 |
| Net income | 102,656 | 138,593 | 283,425 | 192,927 | 128,884 |
| Preferred stock dividends | 21,463 | 25,130 | 23,201 | 22,079 | 21,645 |
| Net income (loss) attributable to noncontrolling interests | 13 | 238 | 126 | (342) | 357 |
| Net income attributable to common stockholders | $ 81,180 | $113,225 | $260,098 | $171,190 | $106,882 |
| **Other Data** | | | | | |
| Average number of common shares outstanding: | | | | | |
| Basic | 61,661 | 78,861 | 93,732 | 114,207 | 127,656 |
| Diluted | 62,045 | 79,409 | 94,309 | 114,612 | 128,208 |
| **Per Share Data** | | | | | |
| Basic: | | | | | |
| Income from continuing operations attributable to common stockholders | $ 0.90 | $ 0.89 | $ 1.12 | $ 1.12 | $ 0.49 |
| Discontinued operations, net | 0.42 | 0.55 | 1.65 | 0.38 | 0.35 |
| Net income attributable to common stockholders* | $ 1.32 | $ 1.44 | $ 2.77 | $ 1.50 | $ 0.84 |
| Diluted: | | | | | |
| Income from continuing operations attributable to common stockholders | $ 0.89 | $ 0.88 | $ 1.12 | $ 1.11 | $ 0.49 |
| Discontinued operations, net | 0.42 | 0.55 | 1.64 | 0.38 | 0.35 |
| Net income attributable to common stockholders* | $ 1.31 | $ 1.43 | $ 2.76 | $ 1.49 | $ 0.83 |
| Cash distributions per common share | $ 2.8809 | $ 2.2791 | $ 2.70 | $ 2.72 | $ 2.74 |

* Amounts may not sum due to rounding

(1) We have reclassified the income and expenses attributable to properties sold prior to or held for sale at December 31, 2010, to discontinued operations for all periods presented. See Note 5 to our audited consolidated financial statements.

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 |
| **Balance Sheet Data** | | | | | |
| Net real estate investments | $4,122,893 | $5,012,620 | $5,854,179 | $6,080,620 | $8,590,833 |
| Total assets | 4,282,885 | 5,219,240 | 6,215,031 | 6,367,186 | 9,451,734 |
| Total long-term obligations | 2,191,698 | 2,683,760 | 2,847,676 | 2,414,022 | 4,469,736 |
| Total liabilities | 2,295,561 | 2,784,289 | 2,976,746 | 2,559,735 | 4,714,081 |
| Total preferred stock | 338,993 | 330,243 | 289,929 | 288,683 | 291,667 |
| Total equity | 1,987,324 | 2,434,951 | 3,238,285 | 3,807,451 | 4,733,100 |

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis is based primarily on the consolidated financial statements of Health Care REIT, Inc. for the periods presented and should be read together with the notes thereto contained in this Annual Report on Form 10-K. Other important factors are identified in "Item 1 — Business" and "Item 1A — Risk Factors" above.

### Executive Summary

#### *Company Overview*

Health Care REIT, Inc. is a real estate investment trust ("REIT") that has been at the forefront of senior housing and health care real estate since the company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio and our portfolio spans the full spectrum of senior housing and health care real estate, including senior housing communities, skilled nursing facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets. The following table summarizes our portfolio as of December 31, 2010:

| Type of Property | Investments (in thousands) | Percentage of Investments | Number of Properties | # Beds/Units or Sq. Ft. | Investment per metric(1) | States |
|---|---|---|---|---|---|---|
| Senior housing facilities | $4,403,208 | 49.0% | 303 | 27,863 units | $162,210 per unit | 36 |
| Skilled nursing facilities | 1,257,719 | 14.0% | 180 | 24,064 beds | 52,266 per bed | 26 |
| Hospitals | 782,879 | 8.7% | 31 | 1,857 beds | 446,846 per bed | 13 |
| Medical office buildings(2) | 2,195,435 | 24.4% | 162 | 9,047,167 sq. ft. | 254 per sq. ft. | 28 |
| Life science buildings(2) | 346,562 | 3.9% | 7 | | n/a | 1 |
| Totals | $8,985,803 | 100.0% | 683 | | | 41 |

(1) Investment per metric was computed by using the total investment amount of $8,860,164,000, which includes net real estate investments and unfunded construction commitments for which initial funding has commenced which amounted to $8,592,109,000 and $268,055,000, respectively.

(2) Includes our share of unconsolidated joint venture investments. Please see Note 7 to our consolidated financial statements for additional information.

#### *Health Care Industry*

The demand for health care services, and consequently health care properties, is projected to reach unprecedented levels in the near future. The Centers for Medicare and Medicaid Services ("CMS") projects that national health expenditures will rise to $3.5 trillion in 2015 or 18.2% of gross domestic product ("GDP"). The average annual growth in national health expenditures for 2009 through 2019 is expected to be 6.3%, which is 0.2% faster than pre-health care reform estimates.

While demographics are the primary driver of demand, economic conditions and availability of services contribute to health care service utilization rates. We believe the health care property market may be less susceptible to fluctuations and economic downturns relative to other property sectors. Investor interest in the market remains strong, especially in specific sectors such as medical office buildings, regardless of the current stringent lending environment. As a REIT, we believe we are situated to benefit from any turbulence in the capital markets due to our access to capital.

The total U.S. population is projected to increase by 20.4% through 2030. The elderly population aged 65 and over is projected to increase by 79.2% through 2030. The elderly are an important component of health care utilization, especially independent living services, assisted living services, skilled nursing services, inpatient and outpatient hospital services and physician ambulatory care. Most health care services are provided within a health care facility such as a hospital, a physician's office or a senior housing facility. Therefore, we believe there will be continued demand for companies, such as ours, with expertise in health care real estate.

The following chart illustrates the projected increase in the elderly population aged 65 and over:

**65+ Population and % of Total**

Population in Millions: 90, 80, 70, 60, 50, 40, 30

% of Total Population: 22%, 20%, 18%, 16%, 14%, 12%, 10%

2000 2010 2020 2030 2040 2050

65+ Population — % of Total

Source: U.S. Census Bureau

Health care real estate investment opportunities tend to increase as demand for health care services increases. We recognize the need for health care real estate as it correlates to health care service demand. Health care providers require real estate to house their businesses and expand their services. We believe that investment opportunities in health care real estate will continue to be present due to:

- The specialized nature of the industry, which enhances the credibility and experience of our company;
- The projected population growth combined with stable or increasing health care utilization rates, which ensures demand; and
- The on-going merger and acquisition activity.

### *Health Reform Laws*

On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act ("PPACA") and the Health Care and Education Reconciliation Act of 2010, which amends the PPACA (collectively, the "Health Reform Laws"). The Health Reform Laws contain various provisions that may directly impact us or the operators and tenants of our properties. Some provisions of the Health Reform Laws may have a positive impact on our operators' or tenants' revenues, by, for example, increasing coverage of uninsured individuals, while others may have a negative impact on the reimbursement of our operators or tenants by, for example, altering the market basket adjustments for certain types of health care facilities. The Health Reform Laws also enhance certain fraud and abuse penalty provisions that could apply to our operators and tenants, in the event of one or more violations of the federal health care regulatory laws. In addition, there are provisions that impact the health coverage that we and our operators and tenants provide to our respective employees. We cannot predict whether the existing Health Reform Laws, or future health care reform legislation or regulatory changes, will have a material impact on our operators' or tenants' property or business. If the operations, cash flows or financial condition of our operators and tenants are materially adversely impacted by the Health Reform Laws or future legislation, our revenue and operations may be adversely affected as well. Further, on February 2, 2011, the U.S. Senate refused to pass an overhaul repeal of the Health Reform Laws, and the focus has now shifted to attempts to repeal or amend individual sections of the Health Reform Laws. Further, federal courts are also considering, and in some cases have ruled on, the legality of the Health Reform Laws. We cannot predict whether any of these attempts to repeal or amend the Health Reform Laws will be successful, nor can we predict the impact that such a repeal or amendment would have on our operators and tenants.

*Impact to Reimbursement of the Operators and Tenants of Our Properties.* The Health Reform Laws provide for various changes to the reimbursement that our operators and tenants may receive. One such change is a reduction to the market basket adjustments for inpatient acute hospitals, long-term care hospitals, inpatient rehabilitation facilities, home health agencies, psychiatric hospitals, hospice care and outpatient hospitals. Beginning in 2010, the otherwise applicable percentage increase to the market basket for inpatient acute hospitals will decrease. Beginning in 2012, inpatient acute hospitals will also face a downward adjustment of the annual percentage increase to the market basket rate by a "productivity adjustment." The productivity adjustment may cause the annual percentage increase to be less than zero, which would mean that inpatient acute hospitals could face payment rates for a fiscal year that are less than the payment rates for the preceding year.

A similar productivity adjustment also applies to skilled nursing facilities beginning in 2012, which means that the payment rates for skilled nursing facilities may decrease from one year to the next. Long-term care hospitals will face a specified percentage decrease in their annual update for discharges beginning in 2010. Additionally, beginning in 2012, long-term care hospitals will be subject to the productivity adjustments, which may decrease the federal payment rates for long-term care hospitals. Similar productivity adjustments and other adjustments to payment rates will apply to inpatient rehabilitation facilities, psychiatric hospitals and outpatient hospitals beginning in 2010.

The Health Reform Laws revise other reimbursement provisions that may affect our business. For example, the Health Reform Laws mandate a one-year extension of the exceptions for medical therapy caps, which will be applicable though December 31, 2010. The Health Reform Laws also reduce states' Medicaid disproportionate share hospital ("DSH") allotments, starting in 2014 through 2020. These allotments would have provided additional funding for DSH hospitals that are operators or tenants of our properties, and thus, any reduction might negatively impact these operators or tenants.

Additionally, beginning in fiscal year 2015, Medicare payments will decrease to hospitals for treatment associated with hospital acquired conditions. This decreased payment rate may negatively impact our operators or tenants. The Health Reform Laws also call for reductions in payments for discharges beginning October 1, 2012, in order to account for excess readmissions. While the exact amount of the reduction is not yet known, a reduction in payments to our operators or tenants may affect their ability to make payments to us.

PPACA additionally calls for the creation of the Independent Payment Advisory Board (the "Board"), which will be responsible for establishing payment polices, including recommendations in the event that Medicare costs exceed a certain threshold. Proposals for recommendations submitted by the Board prior to December 31, 2018 may not include recommendations that would reduce payments for hospitals, skilled nursing facilities, and physicians, among other providers, prior to December 31, 2019. The Health Reform Laws also create other mechanisms that could permit significant changes to payment. For example, PPACA establishes the Center for Medicare and Medicaid Innovation to test innovative payment and service delivery models to reduce program expenditures through the use of demonstration programs that can waive existing reimbursement methodologies. The Health Reform Laws also provide additional Medicaid funding to allow states to carry out mandated expansion of Medicaid coverage to certain financially-eligible individuals beginning in 2014, and also permits states to expand their Medicaid coverage to these individuals as early as April 1, 2010, if certain conditions are met.

Additionally, although the Health Reform Laws delayed until at least October 1, 2011, the implementation of the Resource Utilization Group, Version Four ("RUG-IV"), which revises the payment classification system for skilled nursing facilities, the recently enacted Medicare and Medicaid Extenders Act of 2010 repealed this delay retroactively to October 1, 2010. The Health Reform Laws also extend certain payment rules related to long-term acute care hospitals found in the Medicare, Medicaid, and SCHIP Extension Act of 2007.

Finally, many other changes resulting from the Health Reform Laws, or implementing regulations, or guidance may negatively impact our operators and tenants. We will continue to monitor and evaluate the Health Reform Laws and implementing regulations and guidance to determine other potential effects of the reform.

*Impact of Fraud and Abuse Provisions.* The Health Reform Laws revise health care fraud and abuse provisions that will affect our operators and tenants. Specifically, PPACA allows for up to treble damages under the Federal False Claims Act for violations related to state-based health insurance exchanges authorized by the Health

Reform Laws, which will be implemented beginning in 2014. The Health Reform Laws also impose new civil monetary penalties for false statements or actions that lead to delayed inspections, with penalties of up to $15,000 per day for failure to grant timely access and up to $50,000 for a knowing violation. The Health Reform laws also provide for additional funding to investigate and prosecute health care fraud and abuse. Accordingly, the increased penalties under PPACA for fraud and abuse violations may have a negative impact on our operators and tenants in the event that the government brings an enforcement action or subjects them to penalties.

Further, as recently as February 2, 2011, CMS published final rulemaking to implement the enhanced provider and supplier screening provisions called for in the Health Reform Laws. Under the final rule, beginning March 25, 2011, all enrolling and participating providers and suppliers will be assessed an annual administrative fee and be placed in one of three risk levels (limited, moderate, and high) based on an assessment of the individual's or entity's overall risk of fraud, waste and abuse. This rule also allows for the temporary suspension of Medicare payments to providers or suppliers in the event CMS receives credible information that an overpayment, fraud, or willful misrepresentation has occurred. The Health Reform Laws granted the Secretary of the Department of Health and Human Services significant discretionary authority to suspend, exclude, or impose fines on providers and suppliers based on the agency's determination that such a provider or supplier is "high-risk," and, as a result, this final rulemaking has the potential to materially adversely affect our operators and tenants who may be evaluated under the enhanced screening process.

Additionally, provisions of Title VI of PPACA are designed to increase transparency and program integrity by skilled nursing facilities, other nursing facilities and similar providers. Specifically, skilled nursing facilities and other providers and suppliers will be required to institute compliance and ethics programs. Additionally, PPACA makes it easier for consumers to file complaints against nursing homes by mandating that states establish complaint websites. The provisions calling for enhanced transparency will increase the administrative burden and costs on these providers.

*Impact to the Health Care Plans Offered to Our Employees.* The Health Reform Laws will affect employers that provide health plans to their employees. The new laws will change the tax treatment of the Medicare Part D retiree drug subsidy and extend dependent coverage for dependents up to age 26, among other changes. We are evaluating our health care plans in light of these changes. These changes may affect our operators and tenants as well.

***Medicare Program Reimbursement Changes***

In recent months, CMS released a number of rulemakings that may potentially increase or decrease the government reimbursement of our operators and tenants. To the extent that any of these rulemakings decrease government reimbursement to our operators and tenants, our revenue and operations may be indirectly, adversely affected.

On August 16, 2010, CMS issued a final rule updating the long-term acute care hospital prospective payment system for fiscal year 2011. Among other things, the final rule updates payment rates for acute care and long-term care hospitals and implements certain provisions of the Health Reform Laws. In the rule, CMS finalized an update of 2.5% for inflation with a cut of 0.5% as required by the Health Reform Laws and a negative 2.5% documentation and coding adjustment for long-term care hospitals. CMS also released a notice and comment rulemaking for the prospective payment system and consolidated billing for skilled nursing facilities for fiscal year 2011 on July 22, 2010. CMS adjusts the nursing home payment rates for fiscal year 2011 by including a market basket increase factor of 2.3% and a negative 0.6 percentage point forecast error adjustment, which would result in a net increase update of 1.7% for nursing home rates.

CMS annually adjusts the Medicare Physician Fee Schedule payment rates based on an update formula that includes application of the Sustainable Growth Rate ("SGR"). On November 29, 2010, CMS published the calendar year 2011 Physician Fee Schedule final rule. Among other things, CMS preliminary estimates in the final rule that the calendar year 2011 SGR formula will be negative 13.4%. This measure is a significant change from the figure provided in the proposed rule, and will replace the 21.3% reduction in physician Medicare reimbursement in 2010 required by the SGR formula. Additionally, in the final rule, CMS has eliminated certain CPT consultation codes, which could negatively impact the reimbursement levels received by our operators and tenants.

Finally, on November 24, 2010, CMS published the calendar year 2011 Hospital Outpatient Prospective Payment System ("OPPS") final rule. CMS estimates that the cumulative effect of all changes to payment rates for calendar year 2011 will have a positive effect, resulting in a 2.5% estimated increase in Medicare payments to providers paid under the HOPPS.

***Economic Outlook***

The serious economic recession affecting the national and global economy has continued to impact all sectors, including, to a somewhat lesser degree, health care. Continuing mixed economic signals have made it difficult to predict when there might be a return to more normal and stable growth rates, employment levels and overall economic performance.

Banks have remained cautious in their lending, but significant liquidity has been injected into the senior housing and care markets by various Government-Sponsored Enterprises. In addition, there is significant equity investment capital available for certain health care sectors, particularly medical office buildings. This has had the effect of keeping capitalization rates in these segments generally in line with or even below historic rates. Debt costs for REITs have generally declined over the past 12 months, and equity markets for health care REITs have remained open for the most part.

As a consequence, while liquidity remained an important consideration in 2010, we have been more aggressive in pursuing attractive investment opportunities that meet our strategic and underwriting criteria. We have also been more active in accessing capital markets during this time. We believe the markets in which we invest will continue to offer stable returns during the economic downturn and significant growth potential as and when the economy begins to rebound.

***Business Strategy***

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest across the full spectrum of senior housing and health care real estate and diversify our investment portfolio by property type, customer and geographic location.

Substantially all of our revenues and sources of cash flows from operations are derived from operating lease rentals and interest earned on outstanding loans receivable. These items represent our primary source of liquidity to fund distributions and are dependent upon our obligors' continued ability to make contractual rent and interest payments to us. To the extent that our obligors experience operating difficulties and are unable to generate sufficient cash to make payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. To mitigate this risk, we monitor our investments through a variety of methods determined by the type of property and operator/tenant. Our asset management process includes review of monthly financial statements for each property, periodic review of obligor credit, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks. Through these asset management and research efforts, we are typically able to intervene at an early stage to address payment risk, and in so doing, support both the collectability of revenue and the value of our investment.

In addition to our asset management and research efforts, we also structure our investments to help mitigate payment risk. Operating leases and loans are normally credit enhanced by guaranties and/or letters of credit. In addition, operating leases are typically structured as master leases and loans are generally cross-defaulted and cross-collateralized with other loans, operating leases or agreements between us and the obligor and its affiliates.

For the year ended December 31, 2010, rental income and interest income represented 86% and 6% respectively, of total gross revenues (including revenues from discontinued operations). Substantially all of our operating leases are designed with either fixed or contingent escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Our yield on loans receivable depends upon a number of factors, including the stated interest rate, the average principal amount outstanding during the term of the loan and any interest rate adjustments.

Depending upon the availability and cost of external capital, we believe our liquidity is sufficient to fund operations, meet debt service obligations (both principal and interest), make dividend distributions and complete construction projects in process. We also anticipate evaluating opportunities to finance future investments. New investments are generally funded from temporary borrowings under our unsecured line of credit arrangement, internally generated cash and the proceeds from sales of real property. Our investments generate cash from rent and interest receipts and principal payments on loans receivable. Permanent capital for future investments, which replaces funds drawn under the unsecured line of credit arrangement, has historically been provided through a combination of public and private offerings of debt and equity securities and the incurrence or assumption of secured debt.

Depending upon market conditions, we believe that new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders. We expect to complete gross new investments of approximately $1.5 billion in 2011, comprised of acquisitions/joint ventures totaling $1.3 billion and funded new development of $212 million. We anticipate the sale of real property and the repayment of loans receivable totaling $300 million during 2011. It is possible that additional loan repayments or sales of real property may occur in the future. To the extent that loan repayments and real property sales exceed new investments, our revenues and cash flows from operations could be adversely affected. We expect to reinvest the proceeds from any loan repayments and real property sales in new investments. To the extent that new investment requirements exceed our available cash on-hand, we expect to borrow under our unsecured line of credit arrangement. At December 31, 2010, we had $131,570,000 of cash and cash equivalents, $79,069,000 of restricted cash and $850,000,000 of available borrowing capacity under our unsecured line of credit arrangement.

***Key Transactions in 2010***

We completed the following key transactions during the year ended December 31, 2010:

- our Board of Directors increased the quarterly cash dividend to $0.69 per common share, as compared to $0.68 per common share for 2009, beginning in August 2010. The dividend declared for the quarter ended December 31, 2010 represents the 159$^{th}$ consecutive quarterly dividend payment;
- we completed $3,150,613,000 of gross investments and had $196,232,000 of investment payoffs;
- we issued $494,403,000 of 3.00% convertible senior unsecured notes due 2029 and repurchased $441,326,000 of 4.75% convertible senior unsecured notes due 2026 and 2027 in March and June;
- we issued $450,000,000 of 6.125% senior unsecured notes due 2020 with net proceeds of $446,328,000 in April and June;
- we raised $81,977,000 of HUD mortgage loans at an average rate of 5.10% in June;
- we issued $450,000,000 of 4.70% senior unsecured notes due 2017 with net proceeds of $445,768,000 in September;
- we completed a public offering of 9,200,000 shares of common stock with net proceeds of $403,921,000 in September;
- we issued $450,000,000 of 4.95% senior unsecured notes due 2021 with net proceeds of $443,502,000 in November; and
- we completed a public offering of 11,500,000 shares of common stock with net proceeds of $482,448,000 in December.

### *Key Performance Indicators, Trends and Uncertainties*

We utilize several key performance indicators to evaluate the various aspects of our business. These indicators are discussed below and relate to operating performance, concentration risk and credit strength. Management uses these key performance indicators to facilitate internal and external comparisons to our historical operating results, in making operating decisions and for budget planning purposes.

*Operating Performance.* We believe that net income attributable to common stockholders ("NICS") is the most appropriate earnings measure. Other useful supplemental measures of our operating performance include funds from operations ("FFO") and net operating income ("NOI"); however, these supplemental measures are not defined by U.S. generally accepted accounting principles ("U.S. GAAP"). Please refer to the section entitled "Non-GAAP Financial Measures" for further discussion and reconciliations of FFO and NOI. These earnings measures and their relative per share amounts are widely used by investors and analysts in the valuation, comparison and investment recommendations of companies. The following table reflects the recent historical trends of our operating performance measures for the periods presented (in thousands, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Net income attributable to common stockholders | $260,098 | $171,190 | $106,882 |
| Funds from operations | 258,868 | 291,754 | 279,075 |
| Net operating income(1) | 526,136 | 547,678 | 640,346 |
| Per share data (fully diluted): | | | |
| Net income attributable to common stockholders | $ 2.76 | $ 1.49 | $ 0.83 |
| Funds from operations | 2.74 | 2.55 | 2.18 |

(1) Includes our share of net operating income from unconsolidated joint ventures.

*Credit Strength.* We measure our credit strength both in terms of leverage ratios and coverage ratios. Our leverage ratios include debt to book capitalization and debt to market capitalization. The leverage ratios indicate how much of our balance sheet capitalization is related to long-term debt. The coverage ratios indicate our ability to service interest and fixed charges (interest, secured debt principal amortization and preferred dividends). We expect to maintain capitalization ratios and coverage ratios sufficient to maintain compliance with our debt covenants. The coverage ratios are based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") which is discussed in further detail, and reconciled to net income, below in "Non-GAAP Financial Measures." Leverage ratios and coverage ratios are widely used by investors, analysts and rating agencies in the valuation, comparison, investment recommendations and rating of companies. The following table reflects the recent historical trends for our credit strength measures for the periods presented:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Debt to book capitalization ratio | 47% | 39% | 49% |
| Debt to undepreciated book capitalization ratio | 43% | 35% | 45% |
| Debt to market capitalization ratio | 38% | 30% | 38% |
| Adjusted interest coverage ratio | 3.84x | 3.78x | 3.39x |
| Adjusted fixed charge coverage ratio | 3.20x | 3.09x | 2.76x |

*Concentration Risk.* We evaluate our concentration risk in terms of asset mix, investment mix, customer mix and geographic mix. Concentration risk is a valuable measure in understanding what portion of our investments could be at risk if certain sectors were to experience downturns. Asset mix measures the portion of our investments that are real property. In order to qualify as an equity REIT, at least 75% of our real estate investments must be real property whereby each property, which includes the land, buildings, improvements, intangibles and related rights, is owned by us and leased to a tenant pursuant to a long-term operating lease. Investment mix measures the portion of our investments that relate to our various property types. Customer mix measures the portion of our investments that relate to our top five customers. Geographic mix measures the portion of our investments that relate to our top five states. The following table reflects our recent historical trends of concentration risk for the periods presented:

| | December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Asset mix: | | | |
| Real property | 92% | 93% | 91% |
| Real estate loans receivable | 8% | 7% | 5% |
| Joint venture investments | | | 4% |
| Investment mix:(1) | | | |
| Senior housing facilities | 39% | 42% | 49% |
| Skilled nursing facilities | 27% | 25% | 14% |
| Hospitals | 11% | 10% | 9% |
| Medical office buildings | 23% | 23% | 24% |
| Life science buildings | | | 4% |
| Customer mix:(1) | | | |
| Merrill Gardens LLC | | | 8% |
| Brandywine Senior Living, LLC | | | 7% |
| Senior Living Communities, LLC | 6% | 7% | 7% |
| Senior Star Living | | | 5% |
| Brookdale Senior Living, Inc. | 5% | 5% | 4% |
| Signature Healthcare LLC | 5% | 5% | |
| Emeritus Corporation | 4% | 4% | |
| Life Care Centers of America, Inc. | 5% | 3% | |
| Remaining customers | 75% | 76% | 69% |
| Geographic mix:(1) | | | |
| Florida | 14% | 12% | 10% |
| California | 8% | 9% | 10% |
| Texas | 11% | 11% | 8% |
| Massachusetts | 7% | 7% | 7% |
| Washington | | | 6% |
| Ohio | | 6% | |
| Tennessee | 6% | | |
| Remaining states | 54% | 55% | 59% |

(1) Includes our share of unconsolidated joint venture investments.

We evaluate our key performance indicators in conjunction with current expectations to determine if historical trends are indicative of future results. Our expected results may not be achieved and actual results may differ materially from our expectations. Factors that may cause actual results to differ from expected results are described in more detail in "Forward-Looking Statements and Risk Factors" and other sections of this Annual Report on Form 10-K. Management regularly monitors economic and other factors to develop strategic and tactical plans designed to improve performance and maximize our competitive position. Our ability to achieve our financial objectives is dependent upon our ability to effectively execute these plans and to appropriately respond to emerging economic and company-specific trends. Please refer to "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of these risk factors.

### *Portfolio Update*

*Net operating income.* The primary performance measure for our properties is net operating income ("NOI") as discussed below in "Non-GAAP Financial Measures." The following table summarizes our net operating income for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Net operating income: | | | |
| Senior housing and care | $386,190 | $399,363 | $440,851 |
| Medical facilities(1) | 138,254 | 147,145 | 196,621 |
| Non-segment/corporate | 1,692 | 1,170 | 2,874 |
| Net operating income | $526,136 | $547,678 | $640,346 |

(1) Includes our share of net operating income from unconsolidated joint ventures.

*Payment coverage.* Payment coverage of our operators continues to remain strong. Our overall payment coverage is at 2.12 times. The table below reflects our recent historical trends of portfolio coverage. Coverage data reflects the 12 months ended for the periods presented. CBMF represents the ratio of our customers' earnings before interest, taxes, depreciation, amortization, rent and management fees to contractual rent or interest due us. CAMF represents the ratio of our customers' earnings before interest, taxes, depreciation, amortization and rent (but after imputed management fees) to contractual rent or interest due us.

| | September 30, 2008 | | September 30, 2009 | | September 30, 2010 | |
|---|---|---|---|---|---|---|
| | CBMF | CAMF | CBMF | CAMF | CBMF | CAMF |
| Senior housing facilities | 1.49x | 1.27x | 1.51x | 1.30x | 1.54x | 1.32x |
| Skilled nursing facilities | 2.26x | 1.66x | 2.29x | 1.69x | 2.42x | 1.79x |
| Hospitals | 2.26x | 1.83x | 2.47x | 2.14x | 2.66x | 2.33x |
| Weighted averages | 1.96x | 1.52x | 2.01x | 1.59x | 2.12x | 1.68x |

### *Corporate Governance*

Maintaining investor confidence and trust has become increasingly important in today's business environment. Our Board of Directors and management are strongly committed to policies and procedures that reflect the highest level of ethical business practices. Our corporate governance guidelines provide the framework for our business operations and emphasize our commitment to increase stockholder value while meeting all applicable legal requirements. The Board of Directors adopted and annually reviews its Corporate Governance Guidelines. These guidelines meet the listing standards adopted by the New York Stock Exchange and are available on the Internet at www.hcreit.com.

## Liquidity and Capital Resources

### *Sources and Uses of Cash*

Our primary sources of cash include rent and interest receipts, resident fees and services, borrowings under the unsecured line of credit arrangement, public and private offerings of debt and equity securities, proceeds from the sales of real property and principal payments on loans receivable. Our primary uses of cash include dividend distributions, debt service payments (including principal and interest), real property investments (including construction advances), loan advances, property operating expenses and general and administrative expenses. These sources and uses of cash are reflected in our Consolidated Statements of Cash Flows and are discussed in further detail below.

The following is a summary of our sources and uses of cash flows (dollars in thousands):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | $ | % | December 31, 2010 | $ | % | $ | % |
| Cash and cash equivalents at beginning of period | $ 30,269 | $ 23,370 | $ (6,899) | —23% | $ 35,476 | $ 12,106 | 52% | $ 5,207 | 17% |
| Cash provided from operating activities | 360,683 | 381,259 | 20,576 | 6% | 364,741 | (16,518) | —4% | 4,058 | 1% |
| Cash used in investing activities | (1,035,525) | (270,060) | 765,465 | —74% | (2,312,039) | (2,041,979) | 756% | (1,276,514) | 123% |
| Cash provided from (used in) financing activities | 667,943 | (99,093) | (767,036) | n/a | 2,043,392 | 2,142,485 | n/a | 1,375,449 | 206% |
| Cash and cash equivalents at end of period | $ 23,370 | $ 35,476 | $ 12,106 | 52% | $ 131,570 | $ 96,094 | 271% | $ 108,200 | 463% |

*Operating Activities.* The change in net cash provided from operating activities is primarily attributable to an increase in net income, excluding gains/losses on sales of properties, depreciation and amortization, transaction costs and debt extinguishment charges. These items are discussed below in "Results of Operations." The following is a summary of our straight-line rent and above/below market lease amortization (dollars in thousands):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | $ | % | December 31, 2010 | $ | % | $ | % |
| Gross straight-line rental income | $ 20,489 | $ 19,415 | $(1,074) | —5% | $14,717 | $ (4,698) | —24% | $ (5,772) | —28% |
| Cash receipts due to real property sales | (2,187) | (4,422) | (2,235) | 102% | (1,341) | 3,081 | —70% | 846 | —39% |
| Prepaid rent receipts | (26,095) | (26,252) | (157) | 1% | (7,196) | 19,056 | —73% | 18,899 | —72% |
| Amortization related to above (below) market leases, net | 1,039 | 1,713 | 674 | 65% | 2,856 | 1,143 | 67% | 1,817 | 175% |
| | $ (6,754) | $ (9,546) | $(2,792) | 41% | $ 9,036 | $18,582 | n/a | $15,790 | n/a |

Gross straight-line rental income represents the non-cash difference between contractual cash rent due and the average rent recognized pursuant to U.S. GAAP for leases with fixed rental escalators, net of collectability reserves. This amount is positive in the first half of a lease term (but declining every year due to annual increases in cash rent due) and is negative in the second half of a lease term. The fluctuation in cash receipts due to real property sales is attributable to less significant straight-line rent receivable balances on properties sold during the current year. The fluctuation in prepaid rent receipts is primarily due to changes in prepaid rent received at certain construction projects.

*Investing Activities.* The changes in net cash used in investing activities are primarily attributable to net changes in real property and real estate loans receivable. The following is a summary of our investment and disposition activities (dollars in thousands):

| | Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2008 | | December 31, 2009 | | December 31, 2010 | |
| | Properties | Amount | Properties | Amount | Properties | Amount |
| Real property acquisitions: | | | | | | |
| Senior housing — operating | | | | | 32 | $ 816,000 |
| Senior housing — triple net | 5 | $ 113,790 | | | 44 | 1,011,229 |
| Skilled nursing facilities | 1 | 11,360 | 1 | $ 11,650 | 2 | 17,300 |
| Hospitals | 7 | 196,303 | 1 | 20,500 | | |
| Medical office buildings | 7 | 121,809 | 1 | 35,523 | 36 | 626,414 |
| Land parcels | 1 | 10,000 | | | 1 | 4,300 |
| Total acquisitions | 21 | 453,262 | 3 | 67,673 | 115 | 2,475,243 |
| Less: Assumed debt | | — | | — | | (559,508) |
| Assumed other items, net | | (1,899) | | — | | (208,314) |
| Cash disbursed for acquisitions | | 451,363 | | 67,673 | | 1,707,421 |
| Construction in progress additions | | 595,452 | | 492,897 | | 306,832 |
| Capital improvements to existing properties | | 25,561 | | 38,389 | | 59,923 |
| Total cash invested in real property | | 1,072,376 | | 598,959 | | 2,074,176 |
| Real property dispositions: | | | | | | |
| Senior housing — triple net | 32 | 163,622 | 12 | 55,320 | 1 | 3,438 |
| Skilled nursing facilities | 4 | 6,290 | 9 | 45,835 | 30 | 166,852 |
| Hospitals | 1 | 8,735 | 2 | 40,841 | — | — |
| Medical office buildings | 1 | 6,781 | 13 | 44,717 | 7 | 14,092 |
| Land parcels | | 73 | | — | — | — |
| Total dispositions | 38 | 185,501 | 36 | 186,713 | 38 | 184,382 |
| Less: Gains (losses) on sales of real property | | 163,933 | | 43,394 | | 36,115 |
| LandAmerica settlement | | 2,500 | | — | | — |
| Extinguishment of other assets (liabilities) | | (116) | | — | | — |
| Seller financing on sales of real property | | (64,771) | | (6,100) | | (1,470) |
| Proceeds from real property sales | | 287,047 | | 224,007 | | 219,027 |
| Net cash investments in real property | (17) | $ 785,329 | (33) | $374,952 | 77 | $1,855,149 |

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | | | December 31, 2009 | | | December 31, 2010 | | |
| | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals |
| Advances on real estate loans receivable: | | | | | | | | | |
| Investments in new loans | $121,493 | $— | $121,493 | $20,036 | $ — | $ 20,036 | $ 9,742 | $41,644 | $51,386 |
| Draws on existing loans | 21,265 | — | 21,265 | 52,910 | 1,471 | 54,381 | 46,113 | 1,236 | 47,349 |
| Sub-total | 142,758 | — | 142,758 | 72,946 | 1,471 | 74,417 | 55,855 | 42,880 | 98,735 |
| Less: Seller financing on property sales | (59,649) | — | (59,649) | — | — | — | — | (1,470) | (1,470) |
| Net cash advances on real estate loans | 83,109 | — | 83,109 | 72,946 | 1,471 | 74,417 | 55,855 | 41,410 | 97,265 |
| Receipts on real estate loans receivable: | | | | | | | | | |
| Loan payoffs | 8,815 | — | 8,815 | 61,659 | 32,197 | 93,856 | 5,619 | 6,233 | 11,852 |
| Principal payments on loans | 9,354 | — | 9,354 | 15,890 | 2,033 | 17,923 | 24,203 | 7,440 | 31,643 |
| Total receipts on real estate loans | 18,169 | — | 18,169 | 77,549 | 34,230 | 111,779 | 29,822 | 13,673 | 43,495 |
| Net advances (receipts) on real estate loans | $ 64,940 | $— | $ 64,940 | $ (4,603) | $(32,759) | $ (37,362) | $26,033 | $27,737 | $53,770 |

The contributions to unconsolidated joint ventures primarily represent $174,692,000 and $21,321,000 of cash invested by us in the joint ventures with Forest City Enterprises and a national medical office building company, respectively. Please see Note 7 to our consolidated financial statements for additional information.

*Financing Activities.* The changes in net cash provided from or used in financing activities are primarily attributable to changes related to our long-term debt arrangements, proceeds from the issuance of common stock and dividend payments.

The changes in our senior unsecured notes are due to (i) the issuance of $494,403,000 of convertible senior unsecured notes in March and June 2010; (ii) the repurchase of $441,326,000 of convertible senior unsecured notes in March and June 2010; (iii) the issuance of $450,000,000 of senior unsecured notes in April and June 2010; (iv) the issuance of $450,000,000 of senior unsecured notes in September 2010; (v) the issuance of $450,000,000 of senior unsecured notes in November 2010; (vi) the extinguishment of $183,147,000 of various senior unsecured notes in March and September 2009; and (vii) the extinguishment of $42,330,000 of 7.625% senior unsecured notes in March 2008. We recognized losses of $25,072,000 and $19,269,000 during the years ended December 31, 2010 and 2009, respectively, in connection with the aforementioned extinguishments.

During the year ended December 31, 2010, we extinguished 35 secured debt loans totaling $194,493,000 with a weighted-average interest rate of 6.07% and recognized extinguishment losses of $9,099,000. Also during the year ended December 31, 2010, we issued $81,977,000 of secured debt loans at an average interest rate of 5.10%. During the year ended December 31, 2009, we extinguished 20 secured debt loans totaling $81,715,000 with a weighted-average interest rate of 7.21% and recognized extinguishment losses of $5,838,000. During the year ended December 31, 2008, we extinguished eight secured debt loans totaling $50,475,000 with a weighted-average interest rate of 6.67% and recognized extinguishment gains of $2,094,000.

We may repurchase, redeem or refinance convertible and non-convertible senior unsecured notes from time to time, taking advantage of favorable market conditions when available. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. The non-convertible senior unsecured notes are redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of the notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon up to the redemption date and (2) any "make-whole" amount due under the terms of the notes in connection with early redemptions. We cannot redeem the 3.00% convertible senior unsecured notes due 2029 prior to December 1, 2014 unless such redemption is necessary to preserve our status as a REIT. However, on or after December 1, 2014, we may from time to time at our option redeem those notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. Redemptions and repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

The following is a summary of our common stock issuances for the years indicated (dollars in thousands, except average price):

| | Shares Issued | Average Price | Gross Proceeds | Net Proceeds |
|---|---|---|---|---|
| March 2008 public issuance | 3,000,000 | $41.44 | $ 124,320 | $118,555 |
| July 2008 public issuance | 4,600,000 | 44.50 | 204,700 | 193,157 |
| September 2008 public issuance | 8,050,000 | 48.00 | 386,400 | 369,699 |
| 2008 Dividend reinvestment plan issuances | 1,546,074 | 43.37 | 67,055 | 67,055 |
| 2008 Equity shelf program issuances | 794,221 | 39.28 | 31,196 | 30,272 |
| 2008 Option exercises | 118,895 | 29.83 | 3,547 | 3,547 |
| 2008 Totals | 18,109,190 | | $ 817,218 | $782,285 |
| February 2009 public issuance | 5,816,870 | $36.85 | $ 214,352 | $210,880 |
| September 2009 public issuance | 9,200,000 | 40.40 | 371,680 | 356,554 |
| 2009 Dividend reinvestment plan issuances | 1,499,497 | 37.22 | 55,818 | 55,818 |
| 2009 Equity shelf program issuances | 1,952,600 | 40.69 | 79,447 | 77,605 |
| 2009 Option exercises | 96,166 | 38.23 | 3,676 | 3,676 |
| 2009 Totals | 18,565,133 | | $ 724,973 | $704,533 |
| September 2010 public issuance | 9,200,000 | $45.75 | $ 420,900 | $403,921 |
| December 2010 public issuance | 11,500,000 | 43.75 | 503,125 | 482,448 |
| 2010 Dividend reinvestment plan issuances | 1,957,364 | 43.95 | 86,034 | 86,034 |
| 2010 Equity shelf program issuances | 431,082 | 44.94 | 19,371 | 19,013 |
| 2010 Option exercises | 129,054 | 31.17 | 4,022 | 4,022 |
| 2010 Totals | 23,217,500 | | $1,033,452 | $995,438 |

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income (including 100% of capital gains) to our stockholders. The increase in dividends is primarily attributable to an increase in our common shares outstanding. The following is a summary of our dividend payments (in thousands, except per share amounts):

| | Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2008 | | December 31, 2009 | | December 31, 2010 | |
| | Per Share | Amount | Per Share | Amount | Per Share | Amount |
| Common Stock | $2.70000 | $253,659 | $2.72000 | $311,760 | $2.74000 | $348,578 |
| Series D Preferred Stock | 1.96875 | 7,875 | 1.96875 | 7,875 | 1.96875 | 7,875 |
| Series E Preferred Stock | 1.50000 | 112 | 1.50000 | 112 | 1.12500 | 94 |
| Series F Preferred Stock | 1.90625 | 13,344 | 1.90625 | 13,344 | 1.90625 | 13,344 |
| Series G Preferred Stock | 1.87500 | 1,870 | 1.87500 | 748 | 1.40640 | 332 |
| Totals | | $276,860 | | $333,839 | | $370,223 |

***Off-Balance Sheet Arrangements***

During the year ended December 31, 2010, we entered into a joint venture investment with Forest City Enterprises (NYSE:FCE.A and FCE.B). The portfolio is 100% leased and includes affiliates of investment grade pharmaceutical and research tenants such as Novartis, Genzyme, Millennium (a subsidiary of Takeda Pharmaceuticals), and Brigham and Women's Hospital. Forest City Enterprises self-developed the portfolio and will continue to manage it on behalf of the joint venture. The life science campus is part of a mixed-use project that includes a 210-room hotel, 674 residential units, a grocery store, restaurants and retail. In connection with this transaction, we invested $174,692,000 of cash which is recorded as an equity investment on the balance sheet. Our share of the non-recourse secured debt assumed by the joint venture was approximately $156,729,000 with weighted-average interest rates of 7.1%. Also, during the year ended December 31, 2010, we entered into a joint venture investment with a national medical office building company. In connection with this transaction, we invested $21,321,000 of cash which is recorded as an equity investment on the balance sheet. Our share of the non-recourse secured debt assumed by the joint venture was approximately $24,609,000 with weighted-average interest rates of 6.06%. Please see Note 7 to our consolidated financial statements for additional information.

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We may or may not elect to use financial derivative instruments to hedge interest rate exposure. These decisions are principally based on the general trend in interest rates at the applicable dates, our perception of the future volatility of interest rates and our relative levels of variable rate debt and variable rate investments. Please see Note 11 to our consolidated financial statements for additional information.

At December 31, 2010, we had five outstanding letter of credit obligations totaling $5,482,932 and expiring between 2011 and 2013. Please see Note 12 to our consolidated financial statements for additional information.

***Contractual Obligations***

The following table summarizes our payment requirements under contractual obligations as of December 31, 2010 (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **2011** | **2012-2013** | **2014-2015** | **Thereafter** |
| Unsecured line of credit arrangement | $ 300,000 | $ — | $ 300,000 | $ — | $ — |
| Senior unsecured notes(1) | 3,064,930 | — | 376,853 | 250,000 | 2,438,077 |
| Secured debt(1) | 1,133,715 | 24,048 | 177,487 | 338,320 | 593,860 |
| Contractual interest obligations | 1,832,761 | 222,393 | 425,509 | 344,841 | 840,018 |
| Capital lease obligations | 10,951 | 604 | 1,262 | 9,085 | — |
| Operating lease obligations | 230,189 | 5,380 | 10,612 | 10,370 | 203,827 |
| Purchase obligations | 301,668 | 199,172 | 84,450 | 18,046 | — |
| Other long-term liabilities | 4,890 | 1,614 | — | 866 | 2,410 |
| Total contractual obligations | $6,879,104 | $453,211 | $1,376,173 | $971,528 | $4,078,192 |

(1) Amounts represent principal amounts due and do not reflect unamortized premiums/discounts or other fair value adjustments as reflected on the balance sheet.

At December 31, 2010, we had an unsecured line of credit arrangement with a consortium of sixteen banks in the amount of $1.15 billion, which is scheduled to expire on August 6, 2012. Borrowings under the agreement are subject to interest payable in periods no longer than three months at either the agent bank's prime rate of interest or the applicable margin over LIBOR interest rate, at our option (0.87% at December 31, 2010). The applicable margin is based on certain of our debt ratings and was 0.6% at December 31, 2010. In addition, we pay a facility fee annually to each bank based on the bank's commitment amount. The facility fee depends on certain of our debt ratings and was 0.15% at December 31, 2010. We also pay an annual agent's fee of $50,000. Principal is due upon expiration of the agreement. At December 31, 2010, we had $300,000,000 outstanding under the unsecured line of credit arrangement and estimated contractual interest obligations of $4,133,000. Contractual interest obligations are estimated based on the assumption that the balance of $300,000,000 at December 31, 2010 is constant until maturity at interest rates in effect at December 31, 2010.

We have $3,064,930,000 of senior unsecured notes principal outstanding with fixed annual interest rates ranging from 3.00% to 8.00%, payable semi-annually. Total contractual interest obligations on senior unsecured notes totaled $1,391,673,000 at December 31, 2010. A total of $788,077,000 of our senior unsecured notes are convertible notes that also contain put features. Please see Note 10 to our consolidated financial statements for additional information.

Additionally, we have secured debt with total outstanding principal of $1,133,715,000, collateralized by owned properties, with annual interest rates ranging from 3.01% to 8.74%, payable monthly. The carrying values of the properties securing the debt totaled $2,054,820,000 at December 31, 2010. Total contractual interest obligations on secured debt totaled $436,955,000 at December 31, 2010.

At December 31, 2010, we had operating lease obligations of $230,189,000 relating primarily to ground leases at certain of our properties and office space leases.

Purchase obligations are comprised of unfunded construction commitments and contingent purchase obligations. At December 31, 2010, we had outstanding construction financings of $356,793,000 for leased properties and were committed to providing additional financing of approximately $268,055,000 to complete construction. At December 31, 2010, we had contingent purchase obligations totaling $33,613,000. These contingent purchase obligations relate to unfunded capital improvement obligations. Upon funding, amounts due from the tenant are increased to reflect the additional investment in the property.

Other long-term liabilities relate to our Supplemental Executive Retirement Plan ("SERP") and certain non-compete agreements. We have a SERP, a non-qualified defined benefit pension plan, which provides certain executive officers with supplemental deferred retirement benefits. The SERP provides an opportunity for participants to receive retirement benefits that cannot be paid under our tax-qualified plans because of the restrictions imposed by ERISA and the Internal Revenue Code of 1986, as amended. Benefits are based on compensation and length of service and the SERP is unfunded. We expect to contribute $1,500,000 to the SERP during the 2011 fiscal year. Benefit payments are expected to total $2,367,000 during the next five fiscal years and $2,410,000 thereafter. We use a December 31 measurement date for the SERP. The accrued liability on our balance sheet for the SERP was $4,066,000 and $3,287,000 at December 31, 2010 and December 31, 2009, respectively.

In connection with the Windrose merger, we entered into a consulting agreement with Frederick L. Farrar, which expired in December 2008. We entered into a new consulting agreement with Mr. Farrar in December 2008, which expired in December 2009. Mr. Farrar agreed not to compete with us for a period of two years following the expiration of the agreement. In exchange for complying with the covenant not to compete, Mr. Farrar receives eight quarterly payments of $37,500, with the first payment to be made on the date of expiration of the agreement. The first payment to Mr. Farrar was made in January 2010 and the final payment will be made in September 2011.

***Capital Structure***

As of December 31, 2010, we had total equity of $4,733,100,000 and a total outstanding debt balance of $4,460,855,000, which represents a debt to total book capitalization ratio of 49%. Our ratio of debt to market capitalization was 38% at December 31, 2010. For the year ended December 31, 2010, our adjusted interest coverage ratio was 3.39x and our adjusted fixed charge coverage ratio was 2.76x. Also, at December 31, 2010, we had $131,570,000 of cash and cash equivalents, $79,069,000 of restricted cash and $850,000,000 of available borrowing capacity under our unsecured line of credit arrangement.

Our debt agreements contain various covenants, restrictions and events of default. Certain agreements require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. As of December 31, 2010, we were in compliance with all of the covenants under our debt agreements. Please refer to the section entitled "Non-GAAP Financial Measures" for further discussion. None of our debt agreements contain provisions for acceleration which could be triggered by our debt ratings. However, under our unsecured line of credit arrangement, the ratings on our senior unsecured notes are used to determine the fees and interest charged.

We plan to manage the company to maintain compliance with our debt covenants and with a capital structure consistent with our current profile. Any downgrades in terms of ratings or outlook by any or all of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

On May 7, 2009, we filed an open-ended automatic or "universal" shelf registration statement with the Securities and Exchange Commission covering an indeterminate amount of future offerings of debt securities, common stock, preferred stock, depositary shares, warrants and units. As of January 31, 2011, we had an effective registration statement on file in connection with our enhanced dividend reinvestment plan under which we may issue up to 10,000,000 shares of common stock. As of January 31, 2011, 8,397,408 shares of common stock remained available for issuance under this registration statement. We have entered into separate Equity Distribution Agreements with each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. relating to the offer and sale from time to time of up to $250,000,000 aggregate amount of our common stock ("Equity Shelf Program"). As of January 31, 2011, we had $119,985,000 of remaining capacity under the Equity Shelf Program. Depending upon market conditions, we anticipate issuing securities under our registration statements to invest in additional properties and to repay borrowings under our unsecured line of credit arrangement.

**Results of Operations**

Our primary sources of revenue include rent and interest. Our primary expenses include interest expense, depreciation and amortization, property operating expenses and general and administrative expenses. These revenues and expenses are reflected in our Consolidated Statements of Income and are discussed in further detail below. The following is a summary of our results of operations (dollars in thousands, except per share amounts):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | Amount | % | December 31, 2010 | Amount | % | Amount | % |
| Net income attributable to common stockholders | $260,098 | $171,190 | $(88,908) | (34)% | $106,882 | $(64,308) | (38)% | $(153,216) | (59)% |
| Funds from operations | 258,868 | 291,754 | 32,886 | 13% | 279,075 | (12,679) | (4)% | 20,207 | 8% |
| Adjusted EBITDA | 595,365 | 525,791 | (69,574) | (12)% | 568,429 | 42,638 | 8% | (26,936) | (5)% |
| Net operating income | 526,136 | 547,678 | 21,542 | 4% | 640,346 | 92,668 | 17% | 114,210 | 22% |
| Per share data (fully diluted): | | | | | | | | | |
| Net income attributable to common stockholders | $ 2.76 | $ 1.49 | $ (1.27) | (46)% | $ 0.83 | $ (0.66) | (44)% | $ (1.93) | (70)% |
| Funds from operations | 2.74 | 2.55 | (0.19) | (7)% | 2.18 | (0.37) | (15)% | (0.56) | (20)% |
| Adjusted interest coverage ratio | 3.84x | 3.78x | (0.06)x | (2)% | 3.39x | (0.39)x | (10)% | (0.45)x | (12)% |
| Adjusted fixed charge coverage ratio | 3.20x | 3.09x | (0.11)x | (3)% | 2.76x | (0.33)x | (11)% | (0.44)x | (14)% |

The components of the changes in revenues, expenses and other items are discussed in detail below. The following is a summary of certain items that impact the results of operations for the year ended December 31, 2010:

- $3,853,000 ($0.03 per diluted share) of special stock compensation grants recognized as general and administrative expenses;
- $34,171,000 ($0.27 per diluted share) of net losses on extinguishments of debt;
- $947,000 ($0.01 per diluted share) of impairment charges;
- $29,684,000 ($0.23 per diluted share) of provisions for loan losses;
- $46,660,000 ($0.36 per diluted share) of transaction costs;

- $1,753,000 ($0.01 per diluted share) of held for sale hospital operating expenses;
- $1,000,000 ($0.01 per diluted share) of additional other income related to a lease termination; and
- $36,115,000 ($0.28 per diluted share) of gains on the sales of real property.

The components of the changes in revenues, expenses and other items are discussed in detail below. The following is a summary of certain items that impact the results of operations for the year ended December 31, 2009:

- $3,909,000 ($0.03 per diluted share) of non-recurring general and administrative expenses;
- $25,107,000 ($0.22 per diluted share) of net losses on extinguishments of debt;
- $25,223,000 ($0.22 per diluted share) of impairment charges;
- $23,261,000 ($0.20 per diluted share) of provisions for loan losses;
- $8,059,000 ($0.07 per diluted share) of additional other income related to a lease termination;
- $2,400,000 ($0.02 per diluted share) of prepayment fees; and
- $43,394,000 ($0.38 per diluted share) of gains on the sales of real property.

The following is a summary of certain items that impact the results of operations for the year ended December 31, 2008:

- $2,291,000 ($0.02 per diluted share) of non-recurring terminated transaction costs in general and administrative expenses;
- $1,325,000 ($0.01 per diluted share) of non-recurring income tax expense;
- $23,393,000 ($0.25 per diluted share) of realized loss on derivatives;
- $32,648,000 ($0.35 per diluted share) of impairment charges;
- $2,094,000 ($0.02 per diluted share) of net gains on extinguishments of debt;
- $2,500,000 ($0.03 per diluted share) of additional other income related to a lease termination; and
- $163,933,000 ($1.74 per diluted share) of gains on the sales of real property.

The increase in fully diluted average common shares outstanding is primarily the result of public common stock offerings and common stock issuances pursuant to our DRIP and equity shelf program ("ESP"). The following table represents the changes in outstanding common stock for the period from January 1, 2008 to December 31, 2010 (in thousands):

| | Year Ended | | | |
|---|---|---|---|---|
| | **December 31, 2008** | **December 31, 2009** | **December 31, 2010** | **Totals** |
| Beginning balance | 85,496 | 104,704 | 123,385 | 85,496 |
| Public offerings | 15,650 | 15,017 | 20,700 | 51,367 |
| DRIP issuances | 1,546 | 1,499 | 1,957 | 5,002 |
| ESP issuances | 794 | 1,953 | 431 | 3,178 |
| Preferred stock conversions | 975 | 30 | 339 | 1,344 |
| Option exercises | 119 | 96 | 129 | 344 |
| Other, net | 124 | 86 | 156 | 366 |
| Ending balance | 104,704 | 123,385 | 147,097 | 147,097 |
| Average number of shares outstanding: | | | | |
| Basic | 93,732 | 114,207 | 127,656 | |
| Diluted | 94,309 | 114,612 | 128,208 | |

We evaluate our business and make resource allocations on our two business segments — senior housing and care properties and medical facilities. Please see Note 17 to our consolidated financial statements for additional information.

### *Senior Housing and Care Properties*

The following is a summary of our results of operations for the senior housing and care properties segment (dollars in thousands):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | $ | % | December 31, 2010 | $ | % | $ | % |
| Revenues: | | | | | | | | | |
| Rental income | $293,002 | $323,582 | $ 30,580 | 10% | $362,661 | $ 39,079 | 12% | $ 69,659 | 24% |
| Resident fees and services | — | — | — | n/a | 51,006 | 51,006 | n/a | 51,006 | n/a |
| Interest income | 35,143 | 35,945 | 802 | 2% | 36,176 | 231 | 1% | 1,033 | 3% |
| Other income | 5,994 | 2,909 | (3,085) | (51)% | 3,386 | 477 | 16% | (2,608) | (44)% |
| Prepayment fees | — | 2,400 | 2,400 | n/a | — | (2,400) | (100)% | — | n/a |
| | 334,139 | 364,836 | 30,697 | 9% | 453,229 | 88,393 | 24% | 119,090 | 36% |
| Expenses: | | | | | | | | | |
| Interest expense | (4,455) | 6,404 | 10,859 | n/a | 19,255 | 12,851 | 201% | 23,710 | (532)% |
| Property operating expenses | — | — | — | n/a | 32,621 | 32,621 | n/a | 32,621 | n/a |
| Depreciation and amortization | 81,758 | 90,028 | 8,270 | 10% | 121,292 | 31,264 | 35% | 39,534 | 48% |
| Transaction costs | — | — | — | n/a | 41,549 | 41,549 | n/a | 41,549 | n/a |
| Loss (gain) on extinguishment of debt | (808) | 2,057 | 2,865 | n/a | 7,791 | 5,734 | 279% | 8,599 | (1064)% |
| Provision for loan losses | 94 | 23,261 | 23,167 | 24646% | 29,684 | 6,423 | 28% | 29,590 | 31479% |
| | 76,589 | 121,750 | 45,161 | 59% | 252,192 | 130,442 | 107% | 175,603 | 229% |
| Income from continuing operations before income taxes | 257,550 | 243,086 | (14,464) | (6)% | 201,037 | (42,049) | (17)% | (56,513) | (22)% |
| Income tax expense | (1,693) | (607) | 1,086 | (64)% | (229) | 378 | (62)% | 1,464 | (86)% |
| Income from continuing operations | 255,857 | 242,479 | (13,378) | (5)% | 200,808 | (41,671) | (17)% | (55,049) | (22)% |
| Discontinued operations: | | | | | | | | | |
| Gain (loss) on sales of properties | 151,457 | 32,084 | (119,373) | (79)% | 36,274 | 4,190 | 13% | (115,183) | (76)% |
| Income from discontinued operations, net | 23,503 | 17,037 | (6,466) | (28)% | 11,168 | (5,869) | (34)% | (12,335) | (52)% |
| Discontinued operations, net | 174,960 | 49,121 | (125,839) | (72)% | 47,442 | (1,679) | (3)% | (127,518) | (73)% |
| Net income | 430,817 | 291,600 | (139,217) | (32)% | 248,250 | (43,350) | (15)% | (182,567) | (42)% |
| Less: Net income attributable to noncontrolling interests | — | — | — | n/a | (1,674) | (1,674) | n/a | (1,674) | n/a |
| Net income attributable to common stockholders | $430,817 | $291,600 | $(139,217) | (32)% | $249,924 | $ (41,676) | (14)% | $(180,893) | (42)% |

The increase in rental income is primarily attributable to the acquisitions of new properties and the conversion of newly constructed senior housing and care properties from which we receive rent. Certain of our leases contain annual rental escalators that are contingent upon changes in the Consumer Price Index and/or changes in the gross operating revenues of the tenant's properties. These escalators are not fixed, so no straight-line rent is recorded; however, rental income is recorded based on the contractual cash rental payments due for the period. If gross operating revenues at our facilities and/or the Consumer Price Index do not increase, a portion of our revenues may not continue to increase. Sales of real property would offset revenue increases and, to the extent that they exceed new acquisitions, could result in decreased revenues. Our leases could renew above or below current rent rates, resulting in an increase or decrease in rental income.

As discussed in Note 3 to our consolidated financial statements, we completed two senior housing operating partnerships in 2010. The results of operations for these partnerships have been included in our consolidated results of operations from the dates of acquisition and represent the sole component of resident fees and services, property operating expenses and net income attributable to noncontrolling interests for this segment.

Interest expense for the years ended December 31, 2010, 2009 and 2008 represents $22,905,000, $12,622,000 and $7,176,000, respectively, of secured debt interest expense offset by interest allocated to discontinued operations. The change in secured debt interest expense is due to the net effect and timing of assumptions, extinguishments and principal amortizations. The following is a summary of our senior housing and care property secured debt principal activity (dollars in thousands):

| | Year Ended December 31, 2008 | | Year Ended December 31, 2009 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate |
| Beginning balance | $114,543 | 7.000% | $ 94,234 | 6.996% | $ 298,492 | 5.998% |
| Debt issued | — | | 265,527 | 5.982% | 157,156 | 5.454% |
| Debt assumed | — | | | | 396,919 | 5.858% |
| Debt extinguished | (17,821) | 7.022% | (47,502) | 7.414% | (185,999) | 6.075% |
| Principal payments | (2,488) | 6.974% | (13,767) | 7.640% | (6,000) | 5.962% |
| Ending balance | $ 94,234 | 6.996% | $298,492 | 5.998% | $ 660,568 | 5.763% |
| Monthly averages | $103,927 | 6.996% | $205,549 | 6.309% | $ 592,892 | 5.837% |

Depreciation and amortization increased primarily as a result of new property acquisitions and the conversions of newly constructed investment properties. To the extent that we acquire or dispose of additional properties in the future, our provision for depreciation and amortization will change accordingly.

Transaction costs for the year ended December 31, 2010 primarily represent costs incurred with the senior housing operating partnerships (including due diligence costs, fees for legal and valuation services, and termination of pre-existing relationships computed based on the fair value of the assets acquired), lease termination fees and costs incurred in connection with other new property acquisitions.

During the year ended December 31, 2010, we sold 31 senior housing and care properties for net gains of $36,274,000 as compared to 21 properties for net gains of $32,084,000 in 2009 and 36 properties for net gains of $151,457,000 in 2008. Additionally, at December 31, 2010, we had 16 senior housing facilities that satisfied the requirements for held for sale treatment. We did not recognize an impairment loss on these facilities as the fair value less estimated costs to sell exceeded our carrying value. The following illustrates the reclassification impact as a result of classifying the properties sold prior to or held for sale at December 31, 2010 as discontinued operations for the periods presented. Please refer to Note 5 to our consolidated financial statements for further discussion.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Rental income | $52,051 | $34,527 | $20,243 |
| Expenses: | | | |
| Interest expense | 11,631 | 6,218 | 3,650 |
| Provision for depreciation | 16,917 | 11,272 | 5,425 |
| Income (loss) from discontinued operations, net | $23,503 | $17,037 | $11,168 |

We recorded $23,261,000 of provision for loan losses during the year ended December 31, 2009. This amount includes the write-off of loans totaling $25,578,000 primarily relating to certain early stage senior housing operators offset by a net reduction in the allowance for loan losses of $2,457,000. We recorded $29,684,000 of provision for loan losses during the year ended December 31, 2010. This amount includes the write-off of loans totaling $33,591,000 primarily related to certain early stage senior housing and CCRC development projects. This was offset by a net reduction of the allowance balance by $3,907,000, resulting in an allowance for loan losses of $1,276,000 relating to real estate loans with outstanding balances of $9,691,000, all of which were on non-accrual status at December 31, 2010. The provision for loan losses is related to our critical accounting estimate for the allowance for loan losses and is discussed in "Critical Accounting Policies."

### *Medical Facilities*

The following is a summary of our results of operations for the medical facilities segment (dollars in thousands):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | $ | % | December 31, 2010 | $ | % | $ | % |
| Revenues: | | | | | | | | | |
| Rental income | $160,939 | $173,837 | $12,898 | 8% | $218,763 | $ 44,926 | 26% | $ 57,824 | 36% |
| Interest income | 4,920 | 4,940 | 20 | 0% | 4,679 | (261) | (5)% | (241) | (5)% |
| Other income | 2,835 | 1,309 | (1,526) | (54)% | 985 | (324) | (25)% | (1,850) | (65)% |
| | 168,694 | 180,086 | 11,392 | 7% | 224,427 | 44,341 | 25% | 55,733 | 33% |
| Expenses: | | | | | | | | | |
| Interest expense | 17,676 | 19,147 | 1,471 | 8% | 24,724 | 5,577 | 29% | 7,048 | 40% |
| Property operating expenses | 42,634 | 45,896 | 3,262 | 8% | 50,499 | 4,603 | 10% | 7,865 | 18% |
| Depreciation and amortization | 56,378 | 60,700 | 4,322 | 8% | 75,826 | 15,126 | 25% | 19,448 | 34% |
| Transaction costs | — | — | — | n/a | 5,112 | 5,112 | n/a | 5,112 | n/a |
| Loss (gain) on extinguishment of debt | (1,286) | 3,781 | 5,067 | n/a | 1,308 | (2,473) | (65)% | 2,594 | (202)% |
| | 115,402 | 129,524 | 14,122 | 12% | 157,469 | 27,945 | 22% | 42,067 | 36% |
| Income from continuing operations before income taxes and income from unconsolidated joint ventures | 53,292 | 50,562 | (2,730) | (5)% | 66,958 | 16,396 | 32% | 13,666 | 26% |
| Income tax expense | (51) | (233) | (182) | 357% | (77) | 156 | (67)% | (26) | 51% |
| Income from unconsolidated joint ventures | — | — | — | n/a | 6,673 | 6,673 | n/a | 6,673 | n/a |
| Income from continuing operations | 53,241 | 50,329 | (2,912) | (5)% | 73,554 | 23,225 | 46% | 20,313 | 38% |
| Discontinued operations: | | | | | | | | | |
| Gain (loss) on sales of properties | 12,476 | 11,310 | (1,166) | (9)% | (159) | (11,469) | (101)% | (12,635) | (101)% |
| Impairment of assets | (32,648) | (25,223) | 7,425 | (23)% | (947) | 24,276 | (96)% | 31,701 | (97)% |
| Income (loss) from discontinued operations, net | 50 | 8,595 | 8,545 | 17090% | (1,804) | (10,399) | (121)% | (1,854) | (3708)% |
| Discontinued operations, net | (20,122) | (5,318) | 14,804 | (74)% | (2,910) | 2,408 | (45)% | 17,212 | (86)% |
| Net income (loss) | 33,119 | 45,011 | 11,892 | 36% | 70,644 | 25,633 | 57% | 37,525 | 113% |
| Less: Net income (loss) attributable to noncontrolling interests | 126 | (342) | (468) | n/a | 2,031 | 2,373 | (694)% | 1,905 | 1512% |
| Net income (loss) attributable to common stockholders | $ 32,993 | $ 45,353 | $12,360 | 37% | $ 68,613 | $ 23,260 | 51% | $ 35,620 | 108% |

The increase in rental income is primarily attributable to the acquisitions of new properties and the construction conversions of medical facilities from which we receive rent. Certain of our leases contain annual rental escalators that are contingent upon changes in the Consumer Price Index. These escalators are not fixed, so no straight-line rent is recorded; however, rental income is recorded based on the contractual cash rental payments due for the period. If the Consumer Price Index does not increase, a portion of our revenues may not continue to increase. Sales of real property would offset revenue increases and, to the extent that they exceed new acquisitions, could result in decreased revenues. Our leases could renew above or below current rent rates, resulting in an increase or decrease in rental income. Interest income decreased from the prior period primarily due to a decline in outstanding balances for medical facility real estate loans. Other income is attributable to third party management fee income.

Interest expense for the years ended December 31, 2010, 2009 and 2008 represents $24,926,000, $20,584,000 and $21,828,000, respectively, of secured debt interest expense offset by interest allocated to discontinued operations. The change in secured debt interest expense is primarily due to the net effect and timing of assumptions, extinguishments and principal amortizations. The following is a summary of our medical facilities secured debt principal activity (dollars in thousands):

| | Year Ended December 31, 2008 | | Year Ended December 31, 2009 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate |
| Beginning balance | $392,430 | 5.854% | $354,146 | 5.799% | $314,065 | 5.677% |
| Debt assumed | — | | | | 167,737 | 6.637% |
| Debt extinguished | (32,653) | 6.473% | (34,213) | 6.933% | (8,494) | 6.045% |
| Principal payments | (5,631) | 5.741% | (5,868) | 5.721% | (9,831) | 6.279% |
| Ending balance | $354,146 | 5.799% | $314,065 | 5.677% | $463,477 | 5.286% |
| Monthly averages | $365,661 | 5.802% | $341,103 | 5.764% | $458,196 | 5.961% |

The increase in property operating expenses and depreciation and amortization is primarily attributable to acquisitions and construction conversions of new medical facilities for which we incur certain property operating expenses offset by property operating expenses associated with discontinued operations.

Transaction costs for the year ended December 31, 2010 represent costs incurred in connection with the acquisition of new properties. Income tax expense is primarily related to third party management fee income.

Income from unconsolidated joint ventures represents our share of net income related to our joint venture investment with Forest City Enterprises. See Note 7 to our consolidated financial statements for additional information. The following is a summary of our net income from this investment for the year ended December 31, 2010 (in thousands):

| | |
|---|---|
| Revenues | $34,002 |
| Operating expenses | 9,707 |
| Net operating income | 24,295 |
| Depreciation and amortization | 8,514 |
| Interest expense | 7,759 |
| Asset management fee | 1,349 |
| Net income | $ 6,673 |

During the year ended December 31, 2008, we sold two medical facilities for net gains of $12,476,000. At December 31, 2008, we had 15 medical facilities that were held for sale and we recorded an impairment charge of $32,648,000 to reduce the carrying values of certain properties to their estimated fair values less costs to sell. During the year ended December 31, 2009, we sold 15 medical facilities for net gains of $11,310,000. At December 31, 2009, we had eight medical facilities held for sale and recorded an impairment charge of $25,223,000 to reduce the properties to their estimated fair values less costs to sell. In determining the fair value of the held for sale properties, we used a combination of third party appraisals based on market comparable transactions, other market listings and asset quality as well as management calculations based on projected operating income and published capitalization rates. During the three months ended September 30, 2010, we recorded an impairment charge of $947,000 related to two of the held for sale medical facilities to adjust the carrying values to estimated fair values less costs to sell based on current sales price expectations. During the year ended December 31, 2010, we sold seven of the held for sale medical facilities for net losses of $159,000. At December 31, 2010, we had one medical facility held for sale. The following illustrates the reclassification impact as a result of classifying medical facilities sold prior to or held for sale at December 31, 2010 as discontinued operations for the periods presented. Please refer to Note 5 to our consolidated financial statements for further discussion.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| Rental income | $16,189 | $7,965 | $ 1,743 |
| Other income | — | 8,059 | — |
| Expenses: | | | |
| Interest expense | 4,152 | 1,437 | 202 |
| Property operating expenses | 3,995 | 3,069 | 3,345 |
| Provision for depreciation | 7,992 | 2,923 | — |
| Income (loss) from discontinued operations, net | $ 50 | $8,595 | $(1,804) |

Net income attributable to non-controlling interests primarily relates to certain properties that are consolidated in our operating results but where we have less than a 100% ownership interest.

### *Non-Segment/Corporate*

The following is a summary of our results of operations for the non-segment/corporate activities (dollars in thousands):

| | Year Ended | | One Year Change | | Year Ended | One Year Change | | Two Year Change | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2009 | $ | % | December 31, 2010 | $ | % | $ | % |
| Revenues: | | | | | | | | | |
| Other income | $ 1,692 | $ 1,170 | $ (522) | (31)% | $ 2,874 | $ 1,704 | 146% | $ 1,182 | 70% |
| Expenses: | | | | | | | | | |
| Interest expense | 112,055 | 76,566 | (35,489) | (32)% | 113,129 | 36,563 | 48% | 1,074 | 1% |
| Realized loss on derivatives | 23,393 | — | (23,393) | (100)% | — | — | n/a | (23,393) | (100)% |
| General and administrative | 47,193 | 49,691 | 2,498 | 5% | 54,626 | 4,935 | 10% | 7,433 | 16% |
| Loss (gain) on extinguishments of debt | — | 19,269 | 19,269 | n/a | 25,072 | 5,803 | 30% | 25,072 | n/a |
| | 182,641 | 145,526 | (37,115) | (20)% | 192,827 | 47,301 | 33% | 10,186 | 6% |
| Loss from continuing operations before income taxes | (180,949) | (144,356) | 36,593 | (20)% | (189,953) | (45,597) | 32% | (9,004) | 5% |
| Income tax benefit (expense) | 438 | 672 | 234 | 53% | (58) | (730) | (109)% | (496) | (113)% |
| Net loss | (180,511) | (143,684) | 36,827 | (20)% | (190,011) | (46,327) | 32% | (9,500) | 5% |
| Preferred stock dividends | 23,201 | 22,079 | (1,122) | (5)% | 21,645 | (434) | (2)% | (1,556) | (7)% |
| Net loss attributable to common stockholders | $(203,712) | $(165,763) | $ 37,949 | (19)% | $(211,656) | $(45,893) | 28% | $ (7,944) | 4% |

Other income primarily represents income from non-real estate activities such as interest earned on temporary investments of cash reserves.

The following is a summary of our non-segment/corporate interest expense (dollars in thousands):

| | Year Ended December 31, 2008 | Year Ended December 31, 2009 | One Year Change $ | One Year Change % | Year Ended December 31, 2010 | One Year Change $ | One Year Change % | Two Year Change $ | Two Year Change % |
|---|---|---|---|---|---|---|---|---|---|
| Senior unsecured notes | $111,544 | $106,347 | $ (5,197) | (5)% | $122,492 | $16,145 | 15% | $ 10,948 | 10% |
| Secured debt | — | 265 | 265 | n/a | 645 | 380 | 143% | 645 | n/a |
| Unsecured lines of credit | 18,878 | 4,629 | (14,249) | (75)% | 3,974 | (655) | (14)% | (14,904) | (79)% |
| Capitalized interest | (25,029) | (41,170) | (16,141) | 64% | (20,792) | 20,378 | (49)% | 4,237 | (17)% |
| Interest SWAP savings | (161) | (161) | — | 0% | (161) | — | 0% | — | 0% |
| Loan expense | 6,823 | 6,656 | (167) | (2)% | 6,971 | 315 | 5% | 148 | 2% |
| Totals | $112,055 | $ 76,566 | $(35,489) | (32)% | $113,129 | $36,563 | 48% | $ 1,074 | 1% |

The change in interest expense on senior unsecured notes is due to the net effect of issuances and extinguishments. The following is a summary of our senior unsecured note principal activity (dollars in thousands):

| | Year Ended December 31, 2008 | | Year Ended December 31, 2009 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate | Amount | Weighted Avg. Interest Rate |
| Beginning balance | $1,887,330 | 5.823% | $1,845,000 | 5.782% | $1,661,853 | 5.557% |
| Debt issued | | | | | 1,844,403 | 4.653% |
| Debt extinguished(1) | (42,330) | 7.625% | (183,147) | 7.823% | (441,326) | 4.750% |
| Ending balance | $1,845,000 | 5.782% | $1,661,853 | 5.557% | $3,064,930 | 5.129% |
| Monthly averages | $1,854,768 | 5.792% | $1,778,621 | 5.713% | $2,221,056 | 5.263% |

(1) We recognized losses of $0, $19,269,000 and $25,072,000 in connection with the extinguishments for the years ended December 31, 2008, 2009 and 2010, respectively.

During the three months ended September 30, 2009, we completed a $10,750,000 first mortgage loan secured by a commercial real estate campus. The 10-year debt has a fixed interest rate of 6.37%.

The change in interest expense on the unsecured line of credit arrangement is due primarily to the net effect and timing of draws, paydowns and variable interest rate changes. The following is a summary of our unsecured line of credit arrangement (dollars in thousands):

| | Year Ended December 31, 2008 | 2009 | 2010 |
|---|---|---|---|
| Balance outstanding at quarter end | $570,000 | $140,000 | $300,000 |
| Maximum amount outstanding at any month end | $744,000 | $559,000 | $560,000 |
| Average amount outstanding (total of daily principal balances divided by days in period) | $500,561 | $241,463 | $268,762 |
| Weighted average interest rate (actual interest expense divided by average borrowings outstanding) | 3.77% | 1.92% | 1.48% |

We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balances outstanding during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized.

Please see Note 11 to our consolidated financial statements for a discussion of our interest rate swap agreements and their impact on interest expense. Loan expense represents the amortization of deferred loan costs incurred in connection with the issuance and amendments of debt. Loan expense is consistent for all years presented.

During the year ended December 31, 2008, we recognized a realized loss on derivatives of $23,393,000 related to forward-starting interest rate swaps that were in place to hedge future debt issuances when the timing of those issuances was revised.

General and administrative expenses as a percentage of consolidated revenues (including revenues from discontinued operations) for the years ended December 31, 2010, 2009 and 2008 were 7.78%, 8.33% and 8.24%, respectively. The change from prior year is primarily related to (i) the recognition of $2,853,000 of expenses in connection with a performance-based stock grant, (ii) the recognition of $1,000,000 for the immediate vesting of a stock grant in conjunction with the CEO's new employment agreement, and (iii) additional salary and benefits to attract and retain appropriate personnel to support our business growth. This was partially offset by $3,909,000 of non-recurring expenses recognized during the year ended December 31, 2009 in connection with the departure of Raymond W. Braun who formerly served as President of the company.

The change in preferred dividends is primarily attributable to preferred stock conversions into common stock. The following is a summary of our preferred stock activity (dollars in thousands):

| | Year Ended December 31, 2008 | | Year Ended December 31, 2009 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Avg. Dividend Rate | Shares | Weighted Avg. Dividend Rate | Shares | Weighted Avg. Dividend Rate |
| Beginning balance | 12,879,189 | 7.676% | 11,516,302 | 7.696% | 11,474,093 | 7.697% |
| Shares issued | | | | | 349,854 | 6.000% |
| Shares redeemed | | | | | (5,513) | 7.500% |
| Shares converted | (1,362,887) | 7.500% | (42,209) | 7.478% | (468,580) | 7.262% |
| Ending balance | 11,516,302 | 7.696% | 11,474,093 | 7.697% | 11,349,854 | 7.663% |
| Monthly averages | 12,138,161 | 7.686% | 11,482,557 | 7.697% | 11,321,886 | 7.699% |

### Non-GAAP Financial Measures

We believe that net income, as defined by U.S. GAAP, is the most appropriate earnings measurement. However, we consider FFO to be a useful supplemental measure of our operating performance. Historical cost accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, the National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation from net income. FFO, as defined by NAREIT, means net income, computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of real estate, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Net operating income ("NOI") is used to evaluate the operating performance of our properties. We define NOI as total revenues, including tenant reimbursements, less property level operating expenses, which exclude depreciation and amortization, general and administrative expenses, impairments and interest expense. We believe NOI provides investors relevant and useful information because it measures the operating performance of our properties at the property level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties.

EBITDA stands for earnings before interest, taxes, depreciation and amortization. We believe that EBITDA, along with net income and cash flow provided from operating activities, is an important supplemental measure because it provides additional information to assess and evaluate the performance of our operations. A covenant in our line of credit arrangement contains a financial ratio based on a definition of EBITDA that is specific to that agreement. Failure to satisfy this covenant could result in an event of default that could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Due to the materiality of this debt agreement and the financial covenant, we have disclosed Adjusted EBITDA, which represents EBITDA as defined above and adjusted for stock-based compensation expense, provision for loan losses and gain/loss on extinguishment of debt. We primarily utilize Adjusted EBITDA to measure our adjusted interest coverage ratio, which represents Adjusted EBITDA divided by total interest, and our adjusted fixed charge coverage ratio, which represents Adjusted EBITDA divided by fixed charges. Fixed charges include total interest, secured debt principal amortization and preferred dividends. Our covenant requires an adjusted fixed charge ratio of at least 1.75 times.

Other than Adjusted EBITDA, our supplemental reporting measures and similarly entitled financial measures are widely used by investors, equity and debt analysts and rating agencies in the valuation, comparison, rating and investment recommendations of companies. Management uses these financial measures to facilitate internal and external comparisons to our historical operating results and in making operating decisions. Additionally, these measures are utilized by the Board of Directors to evaluate management. Adjusted EBITDA is used solely to determine our compliance with a financial covenant of our line of credit arrangement and is not being presented for use by investors for any other purpose. None of our supplemental measures represent net income or cash flow provided from operating activities as determined in accordance with U.S. GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, the supplemental measures, as defined by us, may not be comparable to similarly entitled items reported by other real estate investment trusts or other companies.

The tables below reflect the reconciliation of FFO to net income attributable to common stockholders, the most directly comparable U.S. GAAP measure, for the periods presented. The provisions for depreciation and amortization include provisions for depreciation and amortization from discontinued operations. Noncontrolling interest amounts represent the noncontrolling interests' share of transaction costs and depreciation and amortization. Unconsolidated joint venture amounts represent our share of unconsolidated joint ventures' depreciation and amortization. Amounts are in thousands except for per share data.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| **FFO Reconciliation:** | | | |
| Net income attributable to common stockholders | $ 260,098 | $171,190 | $106,882 |
| Depreciation and amortization | 163,045 | 164,923 | 202,543 |
| Loss (gain) on sales of properties | (163,933) | (43,394) | (36,115) |
| Noncontrolling interests | (342) | (965) | (2,749) |
| Unconsolidated joint ventures | — | — | 8,514 |
| Funds from operations | $ 258,868 | $291,754 | $279,075 |
| Average common shares outstanding: | | | |
| Basic | 93,732 | 114,207 | 127,656 |
| Diluted | 94,309 | 114,612 | 128,208 |
| Per share data: | | | |
| Net income attributable to common stockholders | | | |
| Basic | $ 2.77 | $ 1.50 | $ 0.84 |
| Diluted | 2.76 | 1.49 | 0.83 |
| Funds from operations | | | |
| Basic | $ 2.76 | $ 2.55 | $ 2.19 |
| Diluted | 2.74 | 2.55 | 2.18 |

The table below reflects the reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, for the periods presented. Interest expense and the provisions for depreciation and amortization include discontinued operations. Dollars are in thousands.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| **Adjusted EBITDA Reconciliation:** | | | |
| Net income | $283,425 | $192,927 | $128,884 |
| Interest expense | 141,059 | 109,772 | 160,960 |
| Income tax expense (benefit) | 1,306 | 168 | 364 |
| Depreciation and amortization | 163,045 | 164,923 | 202,543 |
| Stock-based compensation expense | 8,530 | 9,633 | 11,823 |
| Provision for loan losses | 94 | 23,261 | 29,684 |
| Loss (gain) on extinguishment of debt | (2,094) | 25,107 | 34,171 |
| Adjusted EBITDA | $595,365 | $525,791 | $568,429 |
| Interest Coverage Ratio: | | | |
| Interest expense | $141,059 | $109,772 | $160,960 |
| Capitalized interest | 25,029 | 41,170 | 20,792 |
| Non-cash interest expense | (11,231) | (11,898) | (13,945) |
| Total interest | 154,857 | 139,044 | 167,807 |
| Adjusted EBITDA | $595,365 | $525,791 | $568,429 |
| Adjusted interest coverage ratio | 3.84x | 3.78x | 3.39x |
| Adjusted Fixed Charge Coverage Ratio: | | | |
| Interest expense | $141,059 | $109,772 | $160,960 |
| Capitalized interest | 25,029 | 41,170 | 20,792 |
| Non-cash interest expense | (11,231) | (11,898) | (13,945) |
| Secured debt principal payments | 8,119 | 9,292 | 16,652 |
| Preferred dividends | 23,201 | 22,079 | 21,645 |
| Total fixed charges | 186,177 | 170,415 | 206,104 |
| Adjusted EBITDA | $595,365 | $525,791 | $568,429 |
| Adjusted fixed charge coverage ratio | 3.20x | 3.09x | 2.76x |

The following tables reflect the reconciliation of NOI for the periods presented. All amounts include amounts from discontinued operations, if applicable. Our share of revenues and expenses from unconsolidated joint ventures for life science buildings are included in medical facilities. Amounts are in thousands.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2009 | 2010 |
| **NOI Reconciliation:** | | | |
| Total revenues: | | | |
| Senior housing and care: | | | |
| Rental income: | | | |
| Senior housing facilities | $183,411 | $190,684 | $220,383 |
| Skilled nursing facilities | 161,642 | 167,426 | 162,521 |
| Sub-total | 345,053 | 358,110 | 382,904 |
| Resident fees and services | — | — | 51,006 |
| Interest income | 35,143 | 35,944 | 36,176 |
| Other income | 5,994 | 5,308 | 3,386 |
| Total senior housing and care revenues | 386,190 | 399,362 | 473,472 |
| Medical facilities: | | | |
| Rental income | | | |
| Medical office buildings | 133,332 | 136,834 | 170,435 |
| Hospitals | 43,796 | 44,967 | 50,071 |
| Life science buildings | — | — | 34,002 |
| Sub-total | 177,128 | 181,801 | 254,508 |
| Interest income | 4,920 | 4,941 | 4,679 |
| Other income | 2,835 | 9,369 | 985 |
| Total medical facilities revenues | 184,883 | 196,111 | 260,172 |
| Corporate other income | 1,692 | 1,170 | 2,874 |
| Total revenues | 572,765 | 596,643 | 736,518 |
| Property operating expenses: | | | |
| Senior housing and care | — | — | 32,621 |
| Medical facilities: | | | |
| Medical office buildings | 46,629 | 48,965 | 52,091 |
| Hospitals | — | — | 1,753 |
| Life science buildings | — | — | 9,707 |
| Sub-total | 46,629 | 48,965 | 63,551 |
| Total property operating expenses | 46,629 | 48,965 | 96,172 |
| Net operating income: | | | |
| Senior housing and care | 386,190 | 399,362 | 440,851 |
| Medical facilities | 138,254 | 147,146 | 196,621 |
| Non-segment/corporate | 1,692 | 1,170 | 2,874 |
| Net operating income | $526,136 | $547,678 | $640,346 |

### Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions. Management considers accounting estimates or assumptions critical if:

- the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
- the impact of the estimates and assumptions on financial condition or operating performance is material.

Management has discussed the development and selection of its critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them. Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate and are not reasonably likely to change in the future. However, since these estimates require assumptions to be made that were uncertain at the time the estimate was made, they bear the risk of change. If actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations, liquidity and/or financial condition. Please refer to Note 1 of our audited consolidated financial statements for further information on significant accounting policies that impact us. There were no material changes to these policies in 2010.

The following table presents information about our critical accounting policies, as well as the material assumptions used to develop each estimate:

| Nature of Critical Accounting Estimate | Assumptions/ Approach Used |
|---|---|
| ***Principles of Consolidation***<br>The consolidated financial statements include our accounts, the accounts of our wholly-owned subsidiaries and the accounts of joint ventures in which we own a majority voting interest with the ability to control operations and where no substantive participating rights or substantive kick out rights have been granted to the noncontrolling interests. In addition, we consolidate those entities deemed to be variable interest entities in which we are determined to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation. | We make judgments about which entities are VIEs based on an assessment of whether (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We make judgments with respect to our level of influence or control of an entity and whether we are (or are not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, our ability to direct the activities that most significantly impact the entity's economic performance, our form of ownership interest, our representation on the entity's governing body, the size and seniority of our investment, our ability and the rights of other investors to participate in policy making decisions, replace the manager and/or liquidate the entity, if applicable. Our ability to correctly assess our influence or control over an entity at inception of our involvement or on a continuous basis when determining the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. If we perform a primary beneficiary analysis at a date other than at inception of the variable interest entity, our assumptions may be different and may result in the identification of a different primary beneficiary. |
| ***Income Taxes***<br>As part of the process of preparing our consolidated financial statements, significant management judgment is required to evaluate our compliance with REIT requirements. | Our determinations are based on interpretation of tax laws, and our conclusions may have an impact on the income tax expense recognized. Adjustments to income tax expense may be required as a result of: (i) audits conducted by federal and state tax authorities, (ii) our ability to qualify as a REIT, (iii) the potential for built-in-gain recognized related to prior-tax-free acquisitions of C corporations, and (iv) changes in tax laws. Adjustments required in any given period are included in income. |

| Nature of Critical Accounting Estimate | Assumptions/ Approach Used |
|---|---|
| ***Impairment of Long-Lived Assets*** We review our long-lived assets for potential impairment in accordance with U.S. GAAP. An impairment charge must be recognized when the carrying value of a long-lived asset is not recoverable. The carrying value is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that a permanent impairment of a long-lived asset has occurred, the carrying value of the asset is reduced to its fair value and an impairment charge is recognized for the difference between the carrying value and the fair value. | The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if there are indicators of impairment. These indicators may include anticipated operating losses at the property level, the tenant's inability to make rent payments, a decision to dispose of an asset before the end of its estimated useful life and changes in the market that may permanently reduce the value of the property. If indicators of impairment exist, then the undiscounted future cash flows from the most likely use of the property are compared to the current net book value. This analysis requires us to determine if indicators of impairment exist and to estimate the most likely stream of cash flows to be generated from the property during the period the property is expected to be held.<br><br>During the year ended December 31, 2009, an impairment charge of $25,223,000 was recorded to reduce the carrying value of eight medical facilities to their estimated fair value less costs to sell. In determining the fair value of the properties, we used a combination of third party appraisals based on market comparable transactions, other market listings and asset quality as well as management calculations based on projected operating income and published capitalization rates. During the year ended December 31, 2010, we sold 38 properties, including seven of the held for sale medical facilities, for net gains of $36,115,000. At December 31, 2010, we had one medical facility and 16 senior housing facilities that satisfied the requirements for held for sale treatment. During the three months ended September 30, 2010, we recorded an impairment charge of $947,000 related to two of the held for sale medical facilities to adjust the carrying values to estimated fair values less costs to sell based on current sales price expectations. |
| ***Allowance for Loan Losses*** We maintain an allowance for loan losses in accordance with U.S. GAAP. The allowance for loan losses is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of all outstanding loans. If this evaluation indicates that there is a greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. To the extent circumstances improve and the risk of collectability is diminished, we will return these loans to full accrual status. | The determination of the allowance is based on a quarterly evaluation of all outstanding loans, including general economic conditions and estimated collectability of loan payments and principal. We evaluate the collectability of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying property.<br><br>As a result of our quarterly evaluations, we recorded $29,684,000 of provision for loan losses during the year ended December 31, 2010. This amount includes the write-off of loans totaling $33,591,000 primarily related to certain early stage senior housing and CCRC development projects. These related to three separate borrowers where new factors arose that, under the circumstances, resulted in the determination to record the write-offs. This was offset by a net reduction of the allowance balance by $3,907,000, resulting in an allowance for loan losses of $1,276,000 relating to real estate loans with outstanding balances of $9,691,000, all of which were on non-accrual status at December 31, 2010. |

| Nature of Critical Accounting Estimate | Assumptions/ Approach Used |
|---|---|
| ***Revenue Recognition*** Revenue is recorded in accordance with U.S. GAAP, which requires that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. If the collectability of revenue is determined incorrectly, the amount and timing of our reported revenue could be significantly affected. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risk. Substantially all of our operating leases contain fixed and/or contingent escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. We recognize resident fees and services, other than move in fees, monthly as services are provided. Move in fees, which are a component of resident fees and services, are recognized on a straight-line basis over the term of the applicable lease agreement. Lease agreements with residents generally have a term of one year and are cancelable by the resident with 30 days' notice. | We evaluate the collectability of our revenues and related receivables on an on-going basis. We evaluate collectability based on assumptions and other considerations including, but not limited to, the certainty of payment, payment history, the financial strength of the investment's underlying operations as measured by cash flows and payment coverages, the value of the underlying collateral and guaranties and current economic conditions.<br><br>If our evaluation indicates that collectability is not reasonably assured, we may place an investment on non-accrual or reserve against all or a portion of current income as an offset to revenue.<br><br>For the year ended December 31, 2010, we recognized $40,855,000 of interest income, $51,006,000 of resident fees and services, and $603,410,000 of rental income, including discontinued operations. For the year ended December 31, 2010, cash receipts on leases with deferred revenue provisions equaled $8,537,000 as compared to gross straight-line rental income recognized of $14,717,000. At December 31, 2010, our straight-line receivable balance was $86,669,000, net of reserves totaling $265,000. Also at December 31, 2010, we had real estate loans with outstanding balances of $9,691,000 on non-accrual status. |
| ***Fair Value of Derivative Instruments*** The valuation of derivative instruments is accounted for in accordance with U.S. GAAP, which requires companies to record derivatives at fair market value on the balance sheet as assets or liabilities. | The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values for our derivatives are estimated by utilizing pricing models that consider forward yield curves and discount rates. Such amounts and their recognition are subject to significant estimates which may change in the future. At December 31, 2010, we participated in one interest rate swap agreement which is reported at its fair value of $482,000 in other liabilities. |
| ***Business Combinations*** Real property developed by us is recorded at cost, including the capitalization of construction period interest. The cost of real property acquired is allocated to net tangible and identifiable intangible assets based on their respective fair values. Tangible assets primarily consist of land, buildings and improvements. The remaining purchase price is allocated among identifiable intangible assets primarily consisting of the above or below market component of in-place leases and the value of in-place leases. The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. | We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, we make our best estimates based on our evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases<br><br>We compute depreciation and amortization on our properties using the straight-line method based on their estimated useful lives which range from 15 to 40 years for buildings and five to 15 years for improvements. Lives for intangibles are based on the remaining term of the underlying leases. For the year ended December 31, 2010, we recorded $144,098,000, $40,147,000 and $18,298,000 as provisions for depreciation and amortization relating to buildings, improvements and intangibles, respectively, including amounts reclassified as discontinued operations. The average useful life of our buildings, improvements and intangibles was 38.2 years, 11.6 years and 6.0 years, respectively, for the year ended December 31, 2010. |

## Impact of Inflation

During the past three years, inflation has not significantly affected our earnings because of the moderate inflation rate. Additionally, our earnings are primarily long-term investments with fixed rates of return. These investments are mainly financed with a combination of equity, senior unsecured notes and borrowings under our unsecured line of credit arrangement. During inflationary periods, which generally are accompanied by rising interest rates, our ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, we believe that inflation will not impact the availability of equity and debt financing for us.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We seek to mitigate the effects of fluctuations in interest rates by matching the terms of new investments with new long-term fixed rate borrowings to the extent possible. We may or may not elect to use financial derivative instruments to hedge interest rate exposure. These decisions are principally based on our policy to match our variable rate investments with comparable borrowings, but are also based on the general trend in interest rates at the applicable dates and our perception of the future volatility of interest rates. This section is presented to provide a discussion of the risks associated with potential fluctuations in interest rates.

We historically borrow on our unsecured line of credit arrangement to acquire, construct or make loans relating to health care and senior housing properties. Then, as market conditions dictate, we will issue equity or long-term fixed rate debt to repay the borrowings under the unsecured line of credit arrangement.

A change in interest rates will not affect the interest expense associated with our fixed rate debt. Interest rate changes, however, will affect the fair value of our fixed rate debt. Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on our future cash flows and earnings, depending on whether the debt is replaced with other fixed rate debt, variable rate debt or equity or repaid by the sale of assets. To illustrate the impact of changes in the interest rate markets, we performed a sensitivity analysis on our fixed rate debt instruments whereby we modeled the change in net present values arising from a hypothetical 1% increase in interest rates to determine the instruments' change in fair value. The following table summarizes the analysis performed as of the dates indicated (in thousands):

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Principal Balance | Change in Fair Value | Principal Balance | Change in Fair Value |
| Senior unsecured notes | $3,064,930 | $(248,884) | $1,661,853 | $(129,350) |
| Secured debt | 1,030,070 | (51,973) | 491,094 | (22,522) |
| Totals | $4,095,000 | $(300,857) | $2,152,947 | $(151,872) |

On December 31, 2010, we assumed an interest rate swap (the "December 2010 Swap") for a total notional amount of $12,650,000 to hedge interest payments associated with long-term LIBOR based borrowings. The December 2010 Swap has an effective date of December 31, 2010 and a maturity date of December 31, 2013. The December 2010 Swap has the economic effect of fixing $12,650,000 at 5.50% plus a credit spread through the swap's maturity. In January 2011, the December 2010 Swap was designated as a cash flow hedge and we expect it to be highly effective at offsetting changes in cash flows of interest payments on $12,650,000 of long-term debt due to changes in the LIBOR swap rate.

Our variable rate debt, including our unsecured line of credit arrangement, is reflected at fair value. At December 31, 2010, we had $300,000,000 outstanding related to our variable rate line of credit and $103,645,000 outstanding related to our variable rate secured debt. Assuming no changes in outstanding balances, a 1% increase in interest rates would result in increased annual interest expense of $4,036,000. At December 31, 2009, we had $140,000,000 outstanding related to our variable rate line of credit and $131,952,000 outstanding related to our variable rate secured debt. Assuming no changes in outstanding balances, a 1% increase in interest rates would have resulted in increased annual interest expense of $2,720,000.

We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings were completed under indentures or contractual agreements that limit the amount of indebtedness we may incur. Accordingly, in the event that we are unable to raise additional equity or borrow money because of these limitations, our ability to acquire additional properties may be limited.

For additional information regarding fair values of financial instruments, see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and Note 16 to our audited consolidated financial statements.

**Item 8.** ***Financial Statements and Supplementary Data***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Health Care REIT, Inc.

We have audited the accompanying consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in Item 15(a) (2) of this Form 10-K. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Care REIT, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Health Care REIT, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
February 25, 2011

## HEALTH CARE REIT, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Real estate investments: | | |
| Real property owned: | | |
| Land and land improvements | **$ 727,050** | $ 521,055 |
| Buildings and improvements | **7,627,132** | 5,185,328 |
| Acquired lease intangibles | **258,079** | 127,390 |
| Real property held for sale, net of accumulated depreciation | **23,441** | 45,686 |
| Construction in progress | **356,793** | 456,832 |
| Gross real property owned | **8,992,495** | 6,336,291 |
| Less accumulated depreciation and amortization | **(836,966)** | (677,851) |
| Net real property owned | **8,155,529** | 5,658,440 |
| Real estate loans receivable: | | |
| Real estate loans receivable | **436,580** | 427,363 |
| Less allowance for losses on loans receivable | **(1,276)** | (5,183) |
| Net real estate loans receivable | **435,304** | 422,180 |
| Net real estate investments | **8,590,833** | 6,080,620 |
| Other assets: | | |
| Equity investments | **237,107** | 5,816 |
| Goodwill | **51,207** | — |
| Deferred loan expenses | **32,960** | 22,698 |
| Cash and cash equivalents | **131,570** | 35,476 |
| Restricted cash | **79,069** | 23,237 |
| Receivables and other assets | **328,988** | 199,339 |
| Total other assets | **860,901** | 286,566 |
| Total assets | **$ 9,451,734** | $ 6,367,186 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Borrowings under unsecured line of credit arrangement | **$ 300,000** | $ 140,000 |
| Senior unsecured notes | **3,034,949** | 1,653,027 |
| Secured debt | **1,125,906** | 620,995 |
| Capital lease obligations | **8,881** | — |
| Accrued expenses and other liabilities | **244,345** | 145,713 |
| Total liabilities | **4,714,081** | 2,559,735 |
| Redeemable noncontrolling interests | **4,553** | — |
| Equity: | | |
| Preferred stock | **291,667** | 288,683 |
| Common stock | **147,155** | 123,385 |
| Capital in excess of par value | **4,932,468** | 3,900,666 |
| Treasury stock | **(11,352)** | (7,619) |
| Cumulative net income | **1,676,196** | 1,547,669 |
| Cumulative dividends | **(2,427,881)** | (2,057,658) |
| Accumulated other comprehensive income | **(11,099)** | (2,891) |
| Other equity | **5,697** | 4,804 |
| Total Health Care REIT, Inc. stockholders' equity | **4,602,851** | 3,797,039 |
| Noncontrolling interests | **130,249** | 10,412 |
| Total equity | **4,733,100** | 3,807,451 |
| Total liabilities and equity | **$ 9,451,734** | $ 6,367,186 |

See accompanying notes

## HEALTH CARE REIT, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Revenues: | | | |
| Rental income | **$581,424** | $497,419 | $453,941 |
| Resident fees and services | **51,006** | — | — |
| Interest income | **40,855** | 40,885 | 40,063 |
| Other income | **7,245** | 7,788 | 10,521 |
| Total revenues | **680,530** | 546,092 | 504,525 |
| Expenses: | | | |
| Interest expense | **157,108** | 102,117 | 125,276 |
| Property operating expenses | **83,120** | 45,896 | 42,634 |
| Depreciation and amortization | **197,118** | 150,728 | 138,136 |
| General and administrative | **54,626** | 49,691 | 47,193 |
| Transaction costs | **46,660** | — | — |
| Realized loss of derivatives | **—** | — | 23,393 |
| Loss (gain) on extinguishment of debt | **34,171** | 25,107 | (2,094) |
| Provision for loan losses | **29,684** | 23,261 | 94 |
| Total expenses | **602,487** | 396,800 | 374,632 |
| Income from continuing operations before income taxes and income from unconsolidated joint ventures | **78,043** | 149,292 | 129,893 |
| Income tax (expense) benefit | **(364)** | (168) | (1,306) |
| Income from unconsolidated joint ventures | **6,673** | — | — |
| Income from continuing operations | **84,352** | 149,124 | 128,587 |
| Discontinued operations: | | | |
| Gain (loss) on sales of properties | **36,115** | 43,394 | 163,933 |
| Impairment of assets | **(947)** | (25,223) | (32,648) |
| Income (loss) from discontinued operations, net | **9,364** | 25,632 | 23,553 |
| Discontinued operations, net | **44,532** | 43,803 | 154,838 |
| Net income | **128,884** | 192,927 | 283,425 |
| Less: Preferred stock dividends | **21,645** | 22,079 | 23,201 |
| Net income (loss) attributable to noncontrolling interests | **357** | (342) | 126 |
| Net income attributable to common stockholders | **$106,882** | $171,190 | $260,098 |
| Average number of common shares outstanding: | | | |
| Basic | **127,656** | 114,207 | 93,732 |
| Diluted | **128,208** | 114,612 | 94,309 |
| Earnings per share: | | | |
| Basic: | | | |
| Income from continuing operations attributable to common stockholders | **$ 0.49** | $ 1.12 | $ 1.12 |
| Discontinued operations, net | **0.35** | 0.38 | 1.65 |
| Net income attributable to common stockholders* | **$ 0.84** | $ 1.50 | $ 2.77 |
| Diluted: | | | |
| Income from continuing operations attributable to common stockholders | **$ 0.49** | $ 1.11 | $ 1.12 |
| Discontinued operations, net | **0.35** | 0.38 | 1.64 |
| Net income attributable to common stockholders* | **$ 0.83** | $ 1.49 | $ 2.76 |

* Amounts may not sum due to rounding

See accompanying notes

# HEALTH CARE REIT, INC. AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF EQUITY

| | Preferred Stock | Common Stock | Capital in Excess of Par Value | Treasury Stock | Cumulative Net Income | Cumulative Dividends | Accumulated Other Comprehensive Income | Other Equity | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (In thousands) | | | | | |
| Balances at December 31, 2007 | $330,243 | $ 85,412 | $2,394,099 | $ (3,952) | $1,071,101 | $(1,446,959) | $ (7,381) | $2,701 | $ 9,687 | $2,434,951 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | 283,299 | | | | 126 | 283,425 |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gain (loss) on equity investments | | | | | | | (846) | | | (846) |
| Unrecognized SERP actuarial gain (loss) | | | | | | | (715) | | | (715) |
| Cash flow hedge activity | | | | | | | 7,829 | | | 7,829 |
| Total comprehensive income | | | | | | | | | | 289,693 |
| Contributions by noncontrolling interests | | | | | | | | | 3,556 | 3,556 |
| Distributions to noncontrolling interests | | | | | | | | | (2,766) | (2,766) |
| Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures | | 1,804 | 76,013 | (1,193) | | | | (99) | | 76,525 |
| Net proceeds from sale of common stock | | 16,444 | 695,239 | | | | | | | 711,683 |
| Conversion of preferred stock | (40,314) | 975 | 39,339 | | | | | | | — |
| Option compensation expense | | | | | | | | 1,503 | | 1,503 |
| Cash dividends paid: | | | | | | | | | | |
| Common stock cash dividends | | | | | | (253,659) | | | | (253,659) |
| Preferred stock cash dividends | | | | | | (23,201) | | | | (23,201) |
| Balances at December 31, 2008 | 289,929 | 104,635 | 3,204,690 | (5,145) | 1,354,400 | (1,723,819) | (1,113) | 4,105 | 10,603 | 3,238,285 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | 193,269 | | | | (342) | 192,927 |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gain (loss) on equity investments | | | | | | | 487 | | | 487 |
| Unrecognized SERP actuarial gain (loss) | | | | | | | 277 | | | 277 |
| Cash flow hedge activity | | | | | | | (2,542) | | | (2,542) |
| Total comprehensive income | | | | | | | | | | 191,149 |
| Contributions by noncontrolling interests | | | | | | | | | 2,255 | 2,255 |
| Distributions to noncontrolling interests | | | | | | | | | (2,104) | (2,104) |
| Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures | | 1,751 | 66,690 | (2,474) | | | | (930) | | 65,037 |
| Proceeds from issuance of common shares | | 16,969 | 628,070 | | | | | | | 645,039 |
| Conversion of preferred stock | (1,246) | 30 | 1,216 | | | | | | | — |
| Option compensation expense | | | | | | | | 1,629 | | 1,629 |
| Cash dividends paid: | | | | | | | | | | |
| Common stock cash dividends | | | | | | (311,760) | | | | (311,760) |
| Preferred stock cash dividends | | | | | | (22,079) | | | | (22,079) |
| Balances at December 31, 2009 | 288,683 | 123,385 | 3,900,666 | (7,619) | 1,547,669 | (2,057,658) | (2,891) | 4,804 | 10,412 | 3,807,451 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | **128,527** | | | | **357** | **128,884** |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gain (loss) on equity investments | | | | | | | **54** | | | **54** |
| Unrecognized SERP actuarial gain (loss) | | | | | | | **(199)** | | | **(199)** |
| Cash flow hedge activity | | | | | | | **(8,063)** | | | **(8,063)** |
| Total comprehensive income | | | | | | | | | | **120,676** |
| Contributions by noncontrolling interests | | | **43,640** | | | | | | **122,781** | **166,421** |
| Distributions to noncontrolling interests | | | | | | | | | **(3,301)** | **(3,301)** |
| Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures | | **2,300** | **97,696** | **(3,733)** | | | | **(741)** | | **95,522** |
| Proceeds from issuance of common shares | | **21,131** | **884,255** | | | | | | | **905,386** |
| Equity component of convertible debt | | | **(9,689)** | | | | | | | **(9,689)** |
| Equity consideration in business combinations | **16,667** | | **2,721** | | | | | | | **19,388** |
| Redemption of preferred stock | **(165)** | | | | | | | | | **(165)** |
| Conversion of preferred stock | **(13,518)** | **339** | **13,179** | | | | | | | — |
| Option compensation expense | | | | | | | | **1,634** | | **1,634** |
| Cash dividends paid: | | | | | | | | | | |
| Common stock cash dividends | | | | | | **(348,578)** | | | | **(348,578)** |
| Preferred stock cash dividends | | | | | | **(21,645)** | | | | **(21,645)** |
| **Balances at December 31, 2010** | **$291,667** | **$147,155** | **$4,932,468** | **$(11,352)** | **$1,676,196** | **$(2,427,881)** | **$(11,099)** | **$5,697** | **$130,249** | **$4,733,100** |

See accompanying notes

## HEALTH CARE REIT, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| **Operating activities** | | | |
| Net income | **$ 128,884** | $ 192,927 | $ 283,425 |
| Adjustments to reconcile net income to net cash provided from (used in) operating activities: | | | |
| Depreciation and amortization | **202,543** | 164,923 | 163,045 |
| Other amortization expenses | **17,169** | 15,412 | 14,837 |
| Provision for loan losses | **29,684** | 23,261 | 94 |
| Impairment of assets | **947** | 25,223 | 32,648 |
| Stock-based compensation expense | **11,823** | 9,633 | 8,530 |
| Loss (gain) on extinguishment of debt | **34,171** | 25,107 | (2,094) |
| Income from unconsolidated joint ventures | **(6,673)** | — | — |
| Rental income less than (in excess of) cash received | **(6,594)** | 11,259 | 7,793 |
| Amortization related to above (below) market leases, net | **(2,856)** | (1,713) | (1,039) |
| Loss (gain) on sales of properties | **(36,115)** | (43,394) | (163,933) |
| Other income less than (in excess of) cash received | **—** | (5,000) | — |
| Deferred gain on sales of properties | **—** | — | 3,708 |
| Increase (decrease) in accrued expenses and other liabilities | **12,293** | (311) | 17,363 |
| Decrease (increase) in receivables and other assets | **(20,535)** | (36,068) | (3,694) |
| Net cash provided from (used in) operating activities | **364,741** | 381,259 | 360,683 |
| **Investing activities** | | | |
| Investment in real property, net of cash acquired | **(2,074,176)** | (598,959) | (1,072,376) |
| Capitalized interest | **(20,792)** | (41,170) | (25,029) |
| Investment in real estate loans receivable | **(97,265)** | (74,417) | (83,109) |
| Other investments, net of payments | **(133,894)** | (22,133) | (21,725) |
| Principal collected on real estate loans receivable | **43,495** | 111,779 | 18,169 |
| Contributions to unconsolidated joint ventures | **(196,413)** | — | — |
| Distributions by unconsolidated joint ventures | **103** | — | — |
| Decrease (increase) in restricted cash | **(52,124)** | 130,833 | (138,502) |
| Proceeds from sales of real property | **219,027** | 224,007 | 287,047 |
| Net cash provided from (used in) investing activities | **(2,312,039)** | (270,060) | (1,035,525) |
| **Financing activities** | | | |
| Net increase (decrease) under unsecured lines of credit arrangements | **160,000** | (430,000) | 263,000 |
| Proceeds from issuance of senior unsecured notes | **1,821,683** | — | — |
| Payments to extinguish senior unsecured notes | **(495,542)** | (201,048) | (42,330) |
| Net proceeds from the issuance of secured debt | **154,306** | 276,277 | — |
| Payments on secured debt | **(217,711)** | (107,736) | (58,594) |
| Net proceeds from the issuance of common stock | **995,438** | 704,533 | 782,285 |
| Decrease (increase) in deferred loan expenses | **(3,869)** | (7,431) | (348) |
| Contributions by noncontrolling interests | **2,611** | 2,255 | 3,556 |
| Distributions to noncontrolling interests | **(3,301)** | (2,104) | (2,766) |
| Cash distributions to stockholders | **(370,223)** | (333,839) | (276,860) |
| Net cash provided from (used in) financing activities | **2,043,392** | (99,093) | 667,943 |
| Increase (decrease) in cash and cash equivalents | **96,094** | 12,106 | (6,899) |
| Cash and cash equivalents at beginning of period | **35,476** | 23,370 | 30,269 |
| Cash and cash equivalents at end of period | **$ 131,570** | $ 35,476 | $ 23,370 |
| Supplemental cash flow information: | | | |
| Interest paid | **$ 156,207** | $ 143,697 | $ 156,914 |
| Income taxes paid | **319** | 854 | 1,789 |

See accompanying notes

## 1. Business

Health Care REIT, Inc., an S&P 500 company with headquarters in Toledo, Ohio, is an equity real estate investment trust ("REIT") that invests in senior housing and health care real estate. Our full service platform also offers property management and development services to our customers. As of December 31, 2010, our diversified portfolio consisted of 683 properties in 41 states. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities. More information is available on our website at www.hcreit.com.

## 2. Accounting Policies and Related Matters

### *Principles of Consolidation*

The consolidated financial statements include the accounts of our wholly-owned subsidiaries and joint ventures that we control, through voting rights or other means. All material intercompany transactions and balances have been eliminated in consolidation.

At inception of joint venture transactions, we identify entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and determine which business enterprise is the primary beneficiary of its operations. A variable interest entity is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. ASC 810, *Consolidations*, requires enterprises to perform a qualitative approach to determining whether or not a VIE will need to be consolidated on a continuous basis. This evaluation is based on an enterprise's ability to direct and influence the activities of a variable interest entity that most significantly impact that entity's economic performance.

For investments in joint ventures, we evaluate the type of rights held by the limited partner(s), which may preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership. The assessment of limited partners' rights and their impact on the presumption of control over a limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership in the limited partnership, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. We similarly evaluate the rights of managing members of limited liability companies.

### *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### *Revenue Recognition*

Revenue is recorded in accordance with U.S. GAAP, which requires that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risk. Substantially all of our operating leases contain either fixed or contingent escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. We recognize resident fees and services, other than move in fees, monthly as services are provided. Move in fees, which are a component of resident fees and services, are recognized on a straight-line basis over the term of the applicable lease agreement. Lease agreements with residents generally have a term of one year and are cancelable by the resident with 30 days' notice.

***Cash and Cash Equivalents***

Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

***Restricted Cash***

Restricted cash primarily consists of amounts held by lenders to provide future payments for real estate taxes, insurance, tenant and capital improvements and amounts held in escrow relating to acquisitions we are entitled to receive over a period of time as outlined in the escrow agreement.

***Deferred Loan Expenses***

Deferred loan expenses are costs incurred by us in connection with the issuance, assumption and amendments of debt arrangements. We amortize these costs over the term of the debt using the straight-line method, which approximates the effective interest method.

***Equity Investments***

Equity investments at December 31, 2010 and 2009 include an investment in a public company that has a readily determinable fair market value. We classify this equity investment as available-for-sale and, accordingly, record this investment at its fair market value with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity. Equity investments at December 31, 2010 and 2009 also include an investment in a private company. We do not have the ability to exercise influence over the company, so the investment is accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, return of capital and additional investments. These equity investments represented a minimal ownership interest in these companies. Additionally, equity investments include investments in unconsolidated joint ventures.

***Investments in Unconsolidated Joint Ventures***

Investments in less than majority owned entities where our interests represent a general partnership interest but substantive participating rights or substantive kick-out rights have been granted to the limited partners, or where our interests do not represent the general partnership interest and we do not control the major operating and financial policies of the entity, are reported under the equity method of accounting. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations. To the extent that the Company's cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company's share of equity in earnings of the joint venture. The initial carrying value of investments in unconsolidated joint ventures is based on the amount paid to purchase the joint venture interest or the estimated fair value of the assets prior to the sale of interests in the joint venture. We evaluate our equity method investments for impairment based upon a comparison of the estimated fair value of the equity method investment to its carrying value. When we determine a decline in the estimated fair value of such an investment below its carrying value is other-than-temporary, an impairment is recorded.

***Redeemable Noncontrolling Interests***

Certain noncontrolling interests are redeemable at fair value at December 31, 2010. Accordingly, we record the carrying amount of the noncontrolling interests at the greater of (i) the initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss and its share of other comprehensive income or loss and dividends or (ii) the redemption value. In accordance with ASC 810, the redeemable noncontrolling interests were classified outside of permanent equity, as a mezzanine item, in the balance sheet.

***Real Property Owned***

Real property developed by us is recorded at cost, including the capitalization of construction period interest. The cost of real property acquired is allocated to net tangible and identifiable intangible assets based on their respective fair values. These properties are depreciated on a straight-line basis over their estimated useful lives which range from 15 to 40 years for buildings and five to 15 years for improvements. Tangible assets primarily consist of land, buildings and improvements. We consider costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and, accordingly, such costs are reflected as investment activities in our statement of cash flows.

The remaining purchase price is allocated among identifiable intangible assets primarily consisting of the above or below market component of in-place leases and the value of in-place leases. The value allocable to the above or below market component of the acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in acquired lease intangibles and below market leases are included in other liabilities in the balance sheet and are amortized to rental income over the remaining terms of the respective leases.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. The estimated aggregate amortization expense for acquired lease intangibles is expected to be recognized over a weighted average period of 18.2 years and is as follows for the periods indicated (in thousands):

| | |
|---|---|
| 2011 | $ 48,613 |
| 2012 | 30,828 |
| 2013 | 14,194 |
| 2014 | 9,831 |
| 2015 | 8,618 |
| Thereafter | 96,851 |
| Totals | $208,935 |

The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be changed. We consider external factors relating to each asset and the existence of a master lease which may link the cash flows of an individual asset to a larger portfolio of assets leased to the same tenant. If these factors and the projected undiscounted cash flows of the asset over the remaining depreciation period indicate that the asset will not be recoverable, the carrying value is reduced to the estimated fair market value. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the senior housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

### *Capitalization of Construction Period Interest*

We capitalize interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest which approximates our cost of financing. We capitalized interest costs of $20,792,000, $41,170,000, and $25,029,000 during 2010, 2009 and 2008, respectively, related to construction of real property owned by us. Our interest expense reflected in the consolidated statements of income has been reduced by the amounts capitalized.

### *Gain on Sale of Assets*

We recognize sales of assets only upon the closing of the transaction with the purchaser. Payments received from purchasers prior to closing are recorded as deposits and classified as other assets on our Consolidated Balance Sheets. Gains on assets sold are recognized using the full accrual method upon closing when (i) the collectability of the sales price is reasonably assured, (ii) we are not obligated to perform significant activities after the sale to earn the profit, (iii) we have received adequate initial investment from the buyer and (iv) other profit recognition criteria have been satisfied. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sales of real estate.

### *Real Estate Loans Receivable*

Real estate loans receivable consist of mortgage loans and other real estate loans. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risks. The loans are primarily collateralized by a first, second or third mortgage lien, a leasehold mortgage on, or an assignment of the partnership interest in, the related properties, corporate guaranties and/or personal guaranties.

### *Allowance for Losses on Loans Receivable*

The allowance for losses on loans receivable is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of these loans, including general economic conditions and estimated collectability of loan payments. We evaluate the collectability of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying collateral. If such factors indicate that there is greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. At December 31, 2010, we had loans with outstanding balances of $9,691,000 on non-accrual status ($67,126,000 at December 31, 2009). To the extent circumstances improve and the risk of collectability is diminished, we will return these loans to full accrual status. While a loan is on non-accrual status, any cash receipts are applied against the outstanding principal balance.

### *Goodwill*

We account for goodwill in accordance with U.S. GAAP. Goodwill is tested annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount, including goodwill, exceeds the reporting unit's fair value and the implied fair value of goodwill is less than the carrying amount of that goodwill.

### *Fair Value of Derivative Instruments*

The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values for our derivatives are estimated by utilizing pricing models that consider forward yield curves and discount rates. Such amounts and the recognition of such amounts are subject to significant estimates that may change in the future. See Note 11 for additional information.

***Federal Income Tax***

No provision has been made for federal income taxes since we have elected to be treated as a real estate investment trust under the applicable provisions of the Internal Revenue Code, and we believe that we have met the requirements for qualification as such for each taxable year. Our taxable REIT subsidiaries are subject to federal, state and local income taxes. See Note 18 for additional information.

***Earnings Per Share***

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding for the period adjusted for non-vested shares of restricted stock. The computation of diluted earnings per share is similar to basic earnings per share, except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

***New Accounting Standards***

In June 2009, the Financial Accounting Standards Board ("FASB") amended the consolidation guidance for variable interest entities. The new guidance, to be applied on a continuous basis, requires enterprises to perform a qualitative approach to determining whether or not a variable interest entity will need to be consolidated. This evaluation is based on an enterprise's ability to direct and influence the activities of a variable interest entity that most significantly impact its economic performance. This amendment became effective as of January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position or results of operations.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ("ASU 2010-20"). This update expands the required disclosures regarding the credit quality of our financing receivables, how risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes (and reasons for the changes) in the allowance for credit losses. Both new and existing disclosures must be disaggregated by portfolio segment and class. The disaggregation of information is based on the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. This update is effective for interim periods and fiscal years ending after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position or results of operations.

***Reclassifications***

Certain amounts in prior years have been reclassified to conform to current year presentation.

## 3. Real Property Acquisitions and Development

***Senior Housing Operating Partnerships***

*Merrill Gardens Partnership*

During the three months ended September 30, 2010, we completed the formation of our partnership with Merrill Gardens LLC to own and operate a portfolio of 38 combination senior housing and care communities located primarily in West Coast markets. We own an 80% partnership interest and Merrill Gardens owns the remaining 20% interest and continues to manage the communities. The partnership owns and operates 13 communities previously owned by us and 25 additional communities previously owned by Merrill Gardens.

The transaction took advantage of the structure authorized by the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"). (See Note 18 for additional discussion of RIDEA.) The results of operations for this partnership have been included in our consolidated results of operations beginning as of September 1, 2010 and are a component of our senior housing and care segment. Consolidation is based on a combination of ownership interest and control of operational decision-making authority.

In conjunction with the formation of the partnership, we contributed $254,885,000 of cash and the 13 properties previously owned by us, and the partnership assumed the secured debt relating to these properties. Merrill Gardens contributed the remaining 25 properties to the partnership and the secured debt relating to these properties in exchange for their 20% interest in the partnership. The 13 properties are recorded at their historical carrying values and the noncontrolling interest was established based on such values. The difference between the fair value of the consideration received relating to these properties and the historical allocation of the 20% noncontrolling interest was recorded in capital in excess of par value. The total purchase price for the 25 communities acquired have been allocated to the tangible and identifiable intangible assets and liabilities based upon their respective fair values in accordance with the Company's accounting policies. Such allocations have not been finalized as we await final asset valuations and, as such, the allocation of the purchase consideration included in the accompanying Consolidated Balance Sheet at December 31, 2010 is preliminary and subject to adjustment. The 20% noncontrolling interest relating to the acquired 25 properties is also reflected at estimated fair value. The weighted average useful life of the acquired intangibles was 1.9 years. The following table presents the preliminary allocation of the purchase price to assets and liabilities assumed, based on their estimated fair values (in thousands):

| | |
|---|---|
| Land and land improvements | $ 64,050 |
| Buildings and improvements | 476,817 |
| Acquired lease intangibles | 45,036 |
| Cash and cash equivalents | 4,777 |
| Restricted cash | 3,707 |
| Receivables and other assets | 13,459 |
| Total assets acquired | 607,846 |
| Secured debt | 234,431 |
| Accrued expenses and other liabilities | 3,316 |
| Total liabilities assumed | 237,747 |
| Capital in excess of par | 41,423 |
| Noncontrolling interests | 79,775 |
| Net assets acquired | $248,901 |

*Senior Star Partnership*

During the three months ended December 31, 2010, we completed the formation of our partnership with Senior Star Living to own and operate a portfolio of nine combination senior housing and care communities located primarily in six states. We own a 90% partnership interest and Senior Star owns the remaining 10% interest and continues to manage the communities. The partnership owns and operates two communities previously owned by us and seven additional communities previously owned by Senior Star. The transaction took advantage of the structure authorized by RIDEA. (See Note 18 for additional discussion of RIDEA.) The results of operations for this partnership have been included in our consolidated results of operations beginning as of December 30, 2010 and are a component of our senior housing and care segment. Consolidation is based on a combination of ownership interest and control of operational decision-making authority.

In conjunction with the formation of the partnership, we contributed $152,270,000 of cash and the two properties previously owned by us. Senior Star contributed the remaining seven properties to the partnership and the secured debt relating to these properties in exchange for their 10% interest in the partnership. The two properties are recorded at their historical carrying values and the noncontrolling interest was established based on such values. The difference between the fair value of the consideration received relating to these properties and the historical allocation of the 10% noncontrolling interest was recorded in capital in excess of par value. The total purchase price for the seven communities acquired has been allocated to the tangible and identifiable intangible assets and liabilities based upon their respective fair values in accordance with the Company's accounting policies. Such allocations have not been finalized as we await final asset valuations and, as such, the allocation of the purchase consideration included in the accompanying Consolidated Balance Sheet at December 31, 2010 is preliminary and subject to adjustment. The 10% noncontrolling interest relating to the acquired seven properties is also reflected at estimated fair value. The weighted average useful life of the acquired intangibles was 2.08 years. The following table presents the preliminary allocation of the purchase price to assets and liabilities assumed, based on their estimated fair values (in thousands):

| | |
|---|---|
| Land and land improvements | $ 11,570 |
| Buildings and improvements | 210,094 |
| Acquired lease intangibles | 18,721 |
| Cash and cash equivalents | 3,756 |
| Restricted cash | 391 |
| Receivables and other assets | 940 |
| Total assets acquired | 245,472 |
| Secured debt | 70,736 |
| Accrued expenses and other liabilities | 3,533 |
| Total liabilities assumed | 74,269 |
| Capital in excess of par | 2,218 |
| Noncontrolling interests | 27,902 |
| Net assets acquired | $141,083 |

The following unaudited pro forma consolidated results of operations have been prepared as if the senior housing operating partnerships had occurred as of January 1, 2009 based on the preliminary purchase price allocations discussed above. The pro forma results reflect the significant impact of the aforementioned RIDEA transactions on the Company's consolidated revenues. Amounts are in thousands, except per share data:

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Revenues | $794,492 | $698,717 |
| Income from continuing operations attributable to common stockholders | $ 56,031 | $ 99,216 |
| Income from continuing operations attributable to common stockholders per share: | | |
| Basic | $ 0.44 | $ 0.87 |
| Diluted | $ 0.44 | $ 0.87 |

***Strategic Medical Office Partnership***

On December 31, 2010, we formed a strategic partnership with a national medical office building company ("MOBJV") whereby the partnership invested in 17 medical office properties. We own a controlling interest in 11 properties and consolidate them. Consolidation is based on a combination of ownership interest and control of operational decision-making authority. We do not own a controlling interest in six properties and account for them under the equity method. Our investment in the strategic partnership provides us access to health systems and includes development and property management resources. The results of operations for this partnership have been included in our consolidated results of operations beginning as of December 31, 2010 and are a component of our medical facilities segment.

In conjunction with the formation of the partnership, we contributed $225,173,000 of cash, convertible preferred stock valued at $16,667,000, options valued at $2,721,000 and a note payable of $8,333,000 with an interest rate of 6%. MOBJV contributed the properties to the partnership and the secured debt relating to these properties in exchange for their ownership interest in the partnership. The partnership contains certain contingent consideration arrangements ranging from $0 to $35,008,000. Amounts to be paid are contingent upon certain occupancy and development project performance thresholds. Of this amount, we recognized $19,453,000 as an estimate of additional purchase consideration based on the probability amounts will be paid by the expiration date of the commitments. Of the remaining $15,555,000 that was not recognized, $12,500,000 would be required to be settled in the Company's common stock if certain performance thresholds, which we did not deem probable, are met. The total purchase price for the assets acquired by the partnership has been allocated to the tangible and identifiable intangible assets and liabilities based upon their respective fair values in accordance with the Company's accounting policies. Goodwill represents the future development pipeline expected to be generated by the principles. Cash flows from this future pipeline are expected to come from development activities and the ability to perform the management functions at the assets after the properties are developed. Such allocations have not been finalized as we await final asset valuations and, as such, the allocation of the purchase consideration included in the accompanying Consolidated Balance Sheet at December 31, 2010 is preliminary and subject to adjustment. The noncontrolling interest relating to the properties is also reflected at estimated fair value. The weighted average useful life of the acquired intangibles was 26.2 years. The following table presents the preliminary allocation of the purchase price to assets and liabilities assumed, based on their estimated fair values (in thousands):

| | |
|---|---|
| Land and land improvements | $ 10,240 |
| Buildings and improvements | 171,014 |
| Acquired lease intangibles | 41,519 |
| Investment in unconcolidated joint venture | 21,321 |
| Goodwill | 51,207 |
| Other acquired intangibles | 43,439 |
| Cash and cash equivalents | 3,873 |
| Restricted cash | 107 |
| Receivables and other assets | 5,390 |
| Total assets acquired | 348,110 |
| Secured debt | 61,664 |
| Below market lease intangibles | 4,189 |
| Accrued expenses and other liabilities | 26,848 |
| Total liabilities assumed | 92,701 |
| Redeemable noncontrolling interests | 4,553 |
| Preferred stock | 16,667 |
| Capital in excess of par | 2,721 |
| Noncontrolling interests | 6,295 |
| Net assets acquired | $225,173 |

***Real Property Investment Activity***

The following is a summary of our real property investment activity for the periods presented (in thousands):

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2010 | | | December 31, 2009 | | | December 31, 2008 | | |
| | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals |
| Real property acquisitions: | | | | | | | | | |
| Senior housing — operating | $ 816,000 | | $ 816,000 | | | $ — | | | $ — |
| Senior housing — triple net(1) | 1,011,229 | | 1,011,229 | | | — | $113,790 | | 113,790 |
| Skilled nursing facilities | 17,300 | | 17,300 | $ 11,650 | | 11,650 | 11,360 | | 11,360 |
| Hospitals | | | — | | $ 20,500 | 20,500 | | $196,303 | 196,303 |
| Medical office buildings | | $ 626,414 | 626,414 | | 35,523 | 35,523 | | 121,809 | 121,809 |
| Land parcels | | 4,300 | 4,300 | | | — | 10,000 | | 10,000 |
| Total acquisitions | 1,844,529 | 630,714 | 2,475,243 | 11,650 | 56,023 | 67,673 | 135,150 | 318,112 | 453,262 |
| Less: Assumed debt | (389,253) | (170,255) | (559,508) | | | — | | | — |
| Assumed other items, net | (171,389) | (36,925) | (208,314) | | | — | | (1,899) | (1,899) |
| Cash disbursed for acquisitions | 1,283,887 | 423,534 | 1,707,421 | 11,650 | 56,023 | 67,673 | 135,150 | 316,213 | 451,363 |
| Construction in progress additions: | | | | | | | | | |
| Senior housing — triple net | 85,993 | | 85,993 | 310,310 | | 310,310 | 419,622 | | 419,622 |
| Skilled nursing facilities | — | | — | 23,262 | | 23,262 | 29,429 | | 29,429 |
| Hospitals | | 123,033 | 123,033 | | 113,907 | 113,907 | | 77,642 | 77,642 |
| Medical office buildings | | 129,561 | 129,561 | | 107,853 | 107,853 | | 93,907 | 93,907 |
| Total construction in progress additions | 85,993 | 252,594 | 338,587 | 333,572 | 221,760 | 555,332 | 449,051 | 171,549 | 620,600 |
| Less: Capitalized interest | (6,396) | (13,924) | (20,320) | (28,474) | (12,495) | (40,969) | (20,312) | (4,717) | (25,029) |
| Capitalized other | — | — | — | | | — | (119) | | (119) |
| Accruals(2) | — | (11,435) | (11,435) | | (21,466) | (21,466) | | | — |
| Cash disbursed for construction in progress | 79,597 | 227,235 | 306,832 | 305,098 | 187,799 | 492,897 | 428,620 | 166,832 | 595,452 |
| Capital improvements to existing properties | 23,568 | 36,355 | 59,923 | 18,326 | 20,063 | 38,389 | 13,329 | 12,232 | 25,561 |
| Total cash invested in real property | $1,387,052 | $ 687,124 | $2,074,176 | $335,074 | $263,885 | $598,959 | $577,099 | $495,277 | $1,072,376 |

(1) Includes $612,598,000 acquisition of a portfolio of 19 senior housing facilities that closed in December 2010 .The allocation of the purchase consideration is preliminary and subject to adjustment.

(2) Represents non-cash accruals for amounts to be paid in future periods relating to properties that converted in the period noted above.

The following is a summary of the construction projects that were placed into service and began generating revenues during the periods presented:

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2010 | | | December 31, 2009 | | | December 31, 2008 | | |
| | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals |
| Development projects: | | | | | | | | | |
| Senior housing facilities | $273,034 | | $273,034 | $505,137 | | $505,137 | $190,044 | | $190,044 |
| Skilled nursing facilities | — | | — | 45,367 | | 45,367 | 16,918 | | 16,918 |
| Hospitals | | $ 96,829 | 96,829 | | | — | | $35,151 | 35,151 |
| Medical office buildings | | 65,547 | 65,547 | | $183,127 | 183,127 | | 11,823 | 11,823 |
| Total development projects | 273,034 | 162,376 | 435,410 | 550,504 | 183,127 | 733,631 | 206,962 | 46,974 | 253,936 |
| Expansion projects | 3,216 | — | 3,216 | 4,288 | — | 4,288 | 40,954 | — | 40,954 |
| Total construction in progress conversions | $276,250 | $162,376 | $438,626 | $554,792 | $183,127 | $737,919 | $247,916 | $46,974 | $294,890 |

Transaction costs for the year ended December 31, 2010 primarily represent costs incurred with the senior housing operating partnerships (including due diligence costs, fees for legal and valuation services, and termination of pre-existing relationships computed based on the fair value of the assets acquired), lease termination fees and costs incurred in connection with the new property acquisitions.

We purchased $23,097,000 of real property that had previously been financed by the Company with loans in 2008. This non-cash activity is appropriately not reflected in the accompanying statements of cash flows.

At December 31, 2010, future minimum lease payments receivable under operating leases (excluding properties in our senior housing operating partnerships) are as follows (in thousands):

| | |
|---|---|
| 2011 | $ 610,295 |
| 2012 | 604,731 |
| 2013 | 591,676 |
| 2014 | 538,787 |
| 2015 | 526,783 |
| Thereafter | 3,403,370 |
| Totals | $6,275,642 |

## 4. Real Estate Intangibles

The following is a summary of our real estate intangibles, excluding those classified as held for sale, as of the dates indicated (dollars in thousands):

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **Assets:** | | |
| In place lease intangibles | $182,030 | $ 74,198 |
| Above market tenant leases | 24,089 | 10,232 |
| Below market ground leases | 46,992 | 39,806 |
| Lease commissions | 4,968 | 3,154 |
| Gross historical cost | 258,079 | 127,390 |
| Accumulated amortization | (49,145) | (29,698) |
| Net book value | $208,934 | $ 97,692 |
| Weighted-average amortization period in years | 18.2 | 30.0 |
| **Liabilities:** | | |
| Below market tenant leases | $ 57,261 | $ 22,961 |
| Above market ground leases | 5,020 | 4,084 |
| Gross historical cost | 62,281 | 27,045 |
| Accumulated amortization | (15,992) | (10,478) |
| Net book value | $ 46,289 | $ 16,567 |
| Weighted-average amortization period in years | 14.0 | 12.1 |

## 5. Dispositions, Assets Held for Sale and Discontinued Operations

During the year ended December 31, 2008, we sold 38 properties for net gains of $163,933,000. At December 31, 2008, we had 15 medical facilities that were held for sale and we recorded an impairment charge of $32,648,000 to reduce the carrying values of certain properties to their estimated fair values less costs to sell. During the year ended December 31, 2009, we sold 36 properties for net gains of $43,394,000. At December 31, 2009, we had two skilled nursing facilities and eight medical facilities held for sale and recorded an impairment charge of $25,223,000 to reduce the medical office buildings to their estimated fair values less costs to sell. In determining the fair value of the held for sale properties, we used a combination of third party appraisals based on market comparable transactions, other market listings and asset quality as well as management calculations based on projected operating income and published capitalization rates. During the year ended December 31, 2010, we sold 38 properties, including seven of the held for sale medical facilities, for net gains of $36,115,000. At December 31, 2010, we had one medical facility and 16 senior housing facilities that satisfied the requirements for held for sale treatment and such properties were properly recorded at the lesser of their estimated fair values less costs to sell or carrying values. During the year ended December 31, 2010, we recorded an impairment charge of $947,000 related to two of the held for sale medical facilities to adjust the carrying values to estimated fair values less costs to sell based on current sales price expectations. The following is a summary of our real property disposition activity for the periods presented (in thousands):

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2010 | | | December 31, 2009 | | | December 31, 2008 | | |
| | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals |
| Real property dispositions: | | | | | | | | | |
| Senior housing facilities | $ 3,438 | $ | $ 3,438 | $ 55,320 | $ | $ 55,320 | $163,622 | $ | $163,622 |
| Skilled nursing facilities | 166,852 | | 166,852 | 45,835 | | 45,835 | 6,290 | | 6,290 |
| Hospitals | | — | — | | 40,841 | 40,841 | | 8,735 | 8,735 |
| Medical office buildings | | 14,092 | 14,092 | | 44,717 | 44,717 | | 6,781 | 6,781 |
| Land parcels | | — | — | | | — | 73 | | 73 |
| Total dispositions | 170,290 | 14,092 | 184,382 | 101,155 | 85,558 | 186,713 | 169,985 | 15,516 | 185,501 |
| Add: Gain (loss) on sales of real property | 36,274 | (159) | 36,115 | 32,084 | 11,310 | 43,394 | 151,457 | 12,476 | 163,933 |
| LandAmerica settlement | — | — | — | | | — | 2,500 | | 2,500 |
| Extinguishment of other assets (liabilities) | — | — | — | | | — | | (116) | (116) |
| Seller financing on sales of real property | — | (1,470) | (1,470) | | (6,100) | (6,100) | (59,649) | (5,122) | (64,771) |
| Proceeds from real property sales | $206,564 | $12,463 | $219,027 | $133,239 | $90,768 | $224,007 | $264,293 | $22,754 | $287,047 |

During the year ended December 31, 2008, we completed the sale of 29 properties to Emeritus Corporation for $299,413,000, consisting of $249,413,000 in cash proceeds and $50,000,000 of seller financing, and we recognized a gain on sale of $145,646,000. Total funds of $299,413,000 were held in escrow for use in an Internal Revenue Code Section 1031 exchange, of which $162,558,000 was utilized during the year ended December 31, 2008. We had retained LandAmerica 1031 Exchange Services, Inc. ("LES") to act as a qualified intermediary. On November 26, 2008, LES and its parent, LandAmerica Financial Group, filed for bankruptcy protection. At that time, we had approximately $136,855,000 in two segregated escrow accounts (the "Exchange Funds") held by Centennial Bank, an affiliate of LES. Although the terms of our agreements with LES required that the Exchange Funds be returned to us, the return of the Exchange Funds was stayed by the bankruptcy proceedings. On February 23, 2009, the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division, entered an order approving the stipulation and settlement agreement among LES, the unsecured creditors committees and us. Pursuant to the terms of that settlement agreement, the Exchange Funds plus $918,000 of interest were returned to us on February 23, 2009, and we made a settlement payment of $2,000,000 to the LES bankruptcy estate. In connection with these proceedings, we incurred approximately $500,000 in expenses. The settlement payment and expenses were recorded as reductions of gains on sales in 2008.

We have reclassified the income and expenses attributable to all properties sold prior to or held for sale at December 31, 2010 to discontinued operations. Expenses include an allocation of interest expense based on property carrying values and our weighted average cost of debt. The following illustrates the reclassification impact as a result of classifying properties as discontinued operations for the periods presented (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Revenues: | | | |
| Rental income | **$21,986** | $42,492 | $68,240 |
| Other income | **—** | 8,059 | — |
| Expenses: | | | |
| Interest expense | **3,852** | 7,655 | 15,783 |
| Property operating expenses | **3,345** | 3,069 | 3,995 |
| Provision for depreciation | **5,425** | 14,195 | 24,909 |
| Income (loss) from discontinued operations, net | **$ 9,364** | $25,632 | $23,553 |

## 6. Real Estate Loans Receivable

The following is a summary of our real estate loans receivable (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Mortgage loans | **$109,283** | $ 74,517 |
| Other real estate loans | **327,297** | 352,846 |
| Totals | **$436,580** | $427,363 |

The following is a summary of our real estate loan activity for the periods presented (in thousands):

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2010 | | | December 31, 2009 | | | December 31, 2008 | | |
| | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals | Senior Housing and Care | Medical Facilities | Totals |
| Advances on real estate loans receivable: | | | | | | | | | |
| Investments in new loans | **$ 9,742** | **$41,644** | $51,386 | $20,036 | $ — | $ 20,036 | $121,493 | $— | $121,493 |
| Draws on existing loans | **46,113** | **1,236** | 47,349 | 52,910 | 1,471 | 54,381 | 21,265 | — | 21,265 |
| Sub-total | **55,855** | **42,880** | 98,735 | 72,946 | 1,471 | 74,417 | 142,758 | — | 142,758 |
| Less: Seller financing on property sales | **—** | **(1,470)** | (1,470) | — | — | — | (59,649) | — | (59,649) |
| Net cash advances on real estate loans | **55,855** | **41,410** | 97,265 | 72,946 | 1,471 | 74,417 | 83,109 | — | 83,109 |
| Receipts on real estate loans receivable: | | | | | | | | | |
| Loan payoffs | **5,619** | **6,233** | 11,852 | 61,659 | 32,197 | 93,856 | 8,815 | — | 8,815 |
| Principal payments on loans | **24,203** | **7,440** | 31,643 | 15,890 | 2,033 | 17,923 | 9,354 | — | 9,354 |
| Total receipts on real estate loans | **29,822** | **13,673** | 43,495 | 77,549 | 34,230 | 111,779 | 18,169 | — | 18,169 |
| Net advances (receipts) on real estate loans | **$26,033** | **$27,737** | $53,770 | $ (4,603) | $(32,759) | $ (37,362) | $ 64,940 | $— | $ 64,940 |

The following is a summary of the allowance for losses on loans receivable for the periods presented (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Balance at beginning of year | **$ 5,183** | $ 7,500 | $7,406 |
| Provision for loan losses | **29,684** | 23,261 | 94 |
| Charge-offs | **(33,591)** | (25,578) | — |
| Balance at end of year | **$ 1,276** | $ 5,183 | $7,500 |

As a result of our quarterly evaluations, we recorded $29,684,000 of provision for loan losses during the year ended December 31, 2010. This amount includes the write-off of loans totaling $33,591,000 primarily related to certain early stage senior housing and CCRC development projects. These related to three separate borrowers where new factors arose that, under the circumstances, resulted in the determination to record the write-offs. This was offset by a net reduction of the allowance balance by $3,907,000, resulting in an allowance for loan losses of $1,276,000 relating to real estate loans with outstanding balances of $9,691,000, all of which were on non-accrual status at December 31, 2010.

During the quarter ended September 30, 2010, we received title to a parcel of land and an equity interest in satisfaction of certain loans outstanding with a combined balance of $38,848,000. For balance sheet purposes, the land parcel is recorded as land and the equity interest is accounted for as an equity method investment (in our senior housing and care segment), the amounts of which were recorded at their estimated fair values at the transaction dates. The equity interest is in an entity deemed to be a VIE, however, we have determined that we are not the primary beneficiary as we do not have the ability to direct and influence the activities that most significantly impact the entity's economic performance. Our exposure to loss is limited to the recorded equity investment balance of $29,578,000.

The following is a summary of our loan impairments (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Balance of impaired loans at end of year | **$ 9,691** | $67,126 | $72,770 |
| Allowance for loan losses | **1,276** | 5,183 | 7,500 |
| Balance of impaired loans not reserved | **$ 8,415** | $61,943 | $65,270 |
| Average impaired loans for the year | **$38,409** | $69,948 | $36,785 |
| Interest recognized on impaired loans(1) | **103** | 530 | 3,288 |

(1) Represents interest recognized prior to placement on non-accrual status.

## 7. Investments in Unconsolidated Joint Ventures

During the six months ended June 30, 2010, we entered into a joint venture investment with Forest City Enterprises (NYSE:FCE.A and FCE.B). We acquired a 49% interest in a seven-building life science campus located in University Park in Cambridge, MA, which is immediately adjacent to the campus of the Massachusetts Institute of Technology. Six buildings closed on February 22, 2010 and the seventh closed on June 30, 2010. The portfolio is 100% leased.

In connection with these transactions, we invested $174,692,000 of cash which is recorded as an equity investment on the balance sheet. Our share of the non-recourse secured debt assumed by the joint venture was approximately $156,729,000 with weighted-average interest rates of 7.1%. The results of operations for these properties have been included in our consolidated results of operations from the date of acquisition by the joint venture and are reflected in our income statement as income from unconsolidated joint ventures. The aggregate remaining unamortized basis difference of our investment in this joint venture of $15,141,000 at December 31, 2010 is primarily attributable to real estate and related intangible assets and will be amortized over the life of the related properties and included in the reported amount of income from unconsolidated joint ventures.

In addition, on December 31, 2010, we entered into a strategic joint venture relationship with a national medical office building company. See Note 3 for additional information.

## 8. Customer Concentration

The following table summarizes certain information about our customer concentration as of December 31, 2010 (dollars in thousands):

| | Number of Properties | Total Investment(2) | Percent of Investment(3) |
|---|---|---|---|
| Concentration by investment:(1) | | | |
| Merrill Gardens LLC | 38 | $ 732,211 | 9% |
| Brandywine Senior Living, LLC | 19 | 612,598 | 7% |
| Senior Living Communities, LLC | 12 | 595,223 | 7% |
| Senior Star Living | 10 | 464,062 | 5% |
| Brookdale Senior Living, Inc. | 86 | 334,946 | 4% |
| Remaining portfolio | 518 | 5,853,069 | 68% |
| Totals | 683 | $8,592,109 | 100% |

(1) All of our top five customers are in our senior housing and care segment.

(2) Excludes our share of unconsolidated joint venture investments. Please see Note 7 for additional information.

(3) Investments with our top five customers comprised 24% of total investments at December 31, 2009.

## 9. Borrowings Under Line of Credit Arrangement and Related Items

At December 31, 2010, we had an unsecured line of credit arrangement with a consortium of sixteen banks in the amount of $1,150,000,000, which is scheduled to expire on August 6, 2012. Borrowings under the agreement are subject to interest payable in periods no longer than three months at either the agent bank's prime rate of interest or the applicable margin over LIBOR interest rate, at our option (0.87% at December 31, 2010). The applicable margin is based on certain of our debt ratings and was 0.6% at December 31, 2010. In addition, we pay a facility fee annually to each bank based on the bank's commitment amount. The facility fee depends on certain of our debt ratings and was 0.15% at December 31, 2010. We also pay an annual agent's fee of $50,000. Principal is due upon expiration of the agreement.

The following information relates to aggregate borrowings under the unsecured line of credit arrangement for the periods presented (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Balance outstanding at quarter end | **$300,000** | $140,000 | $570,000 |
| Maximum amount outstanding at any month end | **$560,000** | $559,000 | $744,000 |
| Average amount outstanding (total of daily principal balances divided by days in period) | **$268,762** | $241,463 | $500,561 |
| Weighted average interest rate (actual interest expense divided by average borrowings outstanding) | **1.48%** | 1.92% | 3.77% |

## 10. Senior Unsecured Notes and Secured Debt

We have $3,034,949,000 of senior unsecured notes with annual stated interest rates ranging from 3.00% to 8.00%. The carrying amounts of the senior unsecured notes represent the par value of $3,064,930,000 adjusted for any unamortized premiums or discounts and other basis adjustments related to hedging the debt with derivative instruments. See Note 11 for further discussion regarding derivative instruments.

During the three months ended December 31, 2006, we issued $345,000,000 of 4.75% senior unsecured convertible notes due December 2026, generating net proceeds of $337,517,000. The notes are convertible, in certain circumstances, into cash and, if applicable, shares of common stock at an initial conversion rate of 20.8833 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $47.89 per share. In general, upon conversion, the holder of each note would receive, in respect of the conversion value of such note, cash up to the principal amount of such note and common stock for the note's conversion value in excess of such principal amount. In addition, on each of December 1, 2011, December 1, 2016 and December 1, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. During the three months ended March 31, 2009, we extinguished $5,000,000 of these notes and recognized a gain of $446,000. During the six months ended June 30, 2010, we extinguished $214,412,000 of these notes, recognized a loss of $8,837,000 and paid $18,552,000 to reacquire the equity component of convertible debt. As of December 31, 2010, we had $125,588,000 of these notes outstanding.

In July 2007, we issued $400,000,000 of 4.75% senior unsecured convertible notes due July 2027, generating net proceeds of $388,943,000. The notes are convertible, in certain circumstances, into cash and, if applicable, shares of our common stock at an initial conversion rate of 20.0000 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $50.00 per share. In general, upon conversion, the holder of each note would receive, in respect of the conversion value of such note, cash up to the principal amount of such note and common stock for the note's conversion value in excess of such principal amount. In addition, on each of July 15, 2012, July 15, 2017 and July 15, 2022, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. During the three months ended March 31, 2009, we extinguished $5,000,000 of these notes and recognized a gain of $594,000. During the six months ended June 30, 2010, we extinguished $226,914,000 of these notes, recognized a loss of $16,235,000 and paid $21,062,000 to reacquire the equity component of convertible debt. As of December 31, 2010, we had $168,086,000 of these notes outstanding.

During the twelve months ended December 31, 2010, we issued $494,403,000 of 3.00% senior unsecured convertible notes due December 2029, generating net proceeds of $486,084,000. The notes are convertible, in certain circumstances, into cash and, if applicable, shares of common stock at an initial conversion rate of 19.5064 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $51.27 per share. In general, upon conversion, the holder of each note would receive, in respect of the conversion value of such note, cash up to the principal amount of such note and common stock for the note's conversion value in excess of such principal amount. In addition, on each of December 1, 2014, December 1, 2019 and December 1, 2024, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. In connection with this issuance, we recognized $29,925,000 of equity component of convertible debt.

During the year ended December 31, 2009, we extinguished $183,147,000 of senior unsecured notes with a weighted-average interest rate of 7.82% and recognized losses of $19,269,000. During the three months ended June 30, 2010, we issued $450,000,000 of 6.125% senior unsecured notes due 2020 with net proceeds of $446,328,000. During the three months ended September 30, 2010, we issued $450,000,000 of 4.70% senior unsecured notes due 2017 with net proceeds of $445,768,000. During the three months ended December 31, 2010, we issued $450,000,000 of 4.95% senior unsecured notes due 2021 with net proceeds of $443,502,000.

We have secured debt totaling $1,125,906,000, collateralized by owned properties, with annual interest rates ranging from 3.01% to 8.74%. The carrying amounts of the secured debt represent the par value of $1,133,715,000 adjusted for any unamortized fair value adjustments. The carrying values of the properties securing the debt totaled $2,054,820,000 at December 31, 2010. During the year ended December 31, 2010, we issued $157,156,000 of first mortgage loans principal with a rate of 5.45% secured by 15 properties. During the year ended December 31, 2010, we assumed $564,657,000 of first mortgage loans principal with an average rate of 6.06% secured by 60 properties. During the year ended December 31, 2010, we extinguished $194,493,000 of first mortgage loans principal with an average rate of 6.07% and recognized a loss of $9,099,000. During the year ended December 31, 2009, we extinguished 20 secured debt loans totaling $81,715,000 with a weighted-average interest rate of 7.21% and recognized extinguishment losses of $5,838,000. During the year ended December 31, 2008, we extinguished eight secured debt loans totaling $50,475,000 with a weighted-average interest rate of 6.67% and recognized extinguishment gains of $2,094,000.

We adopted FASB Accounting Standards Codification ("ASC") topic for Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("Convertible Debt Guidance"), effective January 1, 2009. It provides guidance on accounting for convertible debt that may be settled in cash upon conversion. It requires bifurcation of the convertible debt instrument into a debt component and an equity component. The value of the debt component is based upon the estimated fair value of a similar debt instrument without the conversion feature. The difference between the contractual principal on the debt and the value allocated to the debt is recorded as an equity component and represents the conversion feature of the instrument. The excess of the contractual principal amount of the debt over its estimated fair value is amortized to interest expense using the effective interest method over the period used to estimate the fair value.

Our debt agreements contain various covenants, restrictions and events of default. Certain agreements require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. As of December 31, 2010, we were in compliance with all of the covenants under our debt agreements.

At December 31, 2010, the annual principal payments due on these debt obligations are as follows (in thousands):

| | Senior Unsecured Notes(1) | Secured Debt(1) | Totals |
|---|---|---|---|
| 2011 | $ — | $ 24,048 | $ 24,048 |
| 2012 | 76,853 | 91,979 | 168,832 |
| 2013 | 300,000 | 85,508 | 385,508 |
| 2014 | — | 188,009 | 188,009 |
| 2015 | 250,000 | 150,311 | 400,311 |
| Thereafter | 2,438,077 | 593,860 | 3,031,937 |
| Totals | $3,064,930 | $1,133,715 | $4,198,645 |

(1) Amounts represent principal amounts due and do not include unamortized premiums/discounts or other fair value adjustments as reflected on the balance sheet.

## 11. Derivative Instruments

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We may elect to use financial derivative instruments to hedge interest rate exposure. These decisions are principally based on our policy to manage the general trend in interest rates at the applicable dates and our perception of the future volatility of interest rates. Derivatives are recorded at fair value on the balance sheet as assets or liabilities. The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values of our derivatives are estimated by pricing models that consider the forward yield curves and discount rates. Such amounts and the recognition of such amounts are subject to significant estimates that may change in the future.

The following is a summary of the fair value of our derivative instruments (dollars in thousands):

| | | Fair Value | |
|---|---|---|---|
| | Balance Sheet Location | December 31, 2010 | December 31, 2009 |
| Cash flow hedge interest rate swaps | Other liabilities | $482 | $2,381 |

### *Cash Flow Hedges*

For instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income ("OCI"), and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in earnings. Approximately $1,643,000 of losses, which are included in accumulated other comprehensive income ("AOCI"), are expected to be reclassified into earnings in the next 12 months.

The following presents the impact of derivative instruments on the statement of operations and OCI for the periods presented (dollars in thousands):

| | Location | Year Ended December 31, 2010 | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|---|---|
| Gain (loss) on interest rate swap recognized in OCI (effective portion) | n/a | $(10,307) | $(3,513) | $ 7,669 |
| Gain (loss) reclassified from AOCI into income (effective portion) | Interest expense | (2,244) | (971) | (160) |
| Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing) | Realized loss | — | — | (23,393) |

On August 7, 2009, we entered into an interest rate swap (the "August 2009 Swap") for a total notional amount of $52,198,000 to hedge seven years of interest payments associated with long-term LIBOR based borrowings. This swap was terminated on September 30, 2010 for a cash payment of $6,645,000 which has been deferred and included as a component of accumulated other comprehensive income. The effective portion is being amortized over the remaining term of the original swap as an adjustment to the yield on our LIBOR-based debt. The August 2009 Swap had an effective date of August 12, 2009 and a maturity date of September 1, 2016. The August 2009 Swap had the economic effect of fixing $52,198,000 at 3.93% plus a credit spread for seven years. The August 2009 Swap had been designated as a cash flow hedge and we expected it to be highly effective at offsetting changes in cash flows of interest payments on $52,198,000 of long-term debt due to changes in the LIBOR swap rate.

On September 28, 2009, we entered into an interest rate swap (the "September 2009 Swap") for a total notional amount of $48,155,000 to hedge seven years of interest payments associated with long-term LIBOR based borrowings. This swap was terminated on September 30, 2010 for a cash payment of $4,365,000 which has been deferred and included as a component of accumulated other comprehensive income. The effective portion is being amortized over the remaining term of the original swap as an adjustment to the yield on our LIBOR-based debt. The September 2009 Swap had an effective date of September 30, 2009 and a maturity date of October 1, 2016. The September 2009 Swap had the economic effect of fixing $48,155,000 at 3.2675% plus a credit spread for seven years. The September 2009 Swap had been designated as a cash flow hedge and we expected it to be highly effective at offsetting changes in cash flows of interest payments on $48,155,000 of long-term debt due to changes in the LIBOR swap rate.

On December 31, 2010, we assumed an interest rate swap (the "December 2010 Swap") for a total notional amount of $12,650,000 to hedge interest payments associated with long-term LIBOR based borrowings. The December 2010 Swap has an effective date of December 31, 2010 and a maturity date of December 31, 2013. The December 2010 Swap has the economic effect of fixing $12,650,000 at 5.50% plus a credit spread through the swap's maturity. In January 2011, the December 2010 Swap was designated as a cash flow hedge and we expect it to be highly effective at offsetting changes in cash flows of interest payments on $12,650,000 of long-term debt due to changes in the LIBOR swap rate.

During the year ended December 31, 2008, we recognized a realized loss on derivatives of $23,393,000 related to forward-starting interest rate swaps that were in place to hedge future debt issuances when the timing of those issuances was revised.

*Fair Value Hedges*

For derivative instruments that are designated as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged risk are recognized in current earnings. There were no outstanding fair value hedges at December 31, 2010 or December 31, 2009.

## 12. Commitments and Contingencies

We have two outstanding letters of credit issued for the benefit of certain insurance companies that provide workers' compensation insurance to one of our tenants. Our obligation to provide the letters of credit terminates in 2013. At December 31, 2010, our obligation under the letters of credit was $4,200,000.

We have an outstanding letter of credit issued for the benefit of certain insurance companies that provide liability and property insurance to one of our tenants. Our obligation to provide the letter of credit terminates in 2013. At December 31, 2010, our obligation under the letter of credit was $1,000,000.

We have an outstanding letter of credit issued for the benefit of a city in Wisconsin that secures the completion and installation of certain public improvements by one of our tenants in connection with the development of a property. Our obligation to provide the letter of credit terminates in October 2013. At December 31, 2010, we had an obligation to provide a letter of credit in the amount of $215,000.

We have an outstanding letter of credit issued for the benefit of a village in Illinois that secures the completion, installation and maintenance of certain public improvements by one of our partnerships in connection with the development of a property. Our obligation to provide the letter of credit terminates in August 2011. At December 31, 2010, our obligation under the letter of credit was $67,932.

At December 31, 2010, we had outstanding construction in process of $356,793,000 for leased properties and were committed to providing additional funds of approximately $268,055,000 to complete construction. At December 31, 2010, we had contingent purchase obligations totaling $33,613,000. These contingent purchase obligations relate to unfunded capital improvement obligations. Rents due from the tenant are increased to reflect the additional investment in the property.

We evaluate our leases for operating versus capital lease treatment in accordance with ASC Topic 840 "Leases." A lease is classified as a capital lease if it provides for transfer of ownership of the leased asset at the end of the lease term, contains a bargain purchase option, has a lease term greater than 75% of the economic life of the leased asset, or if the net present value of the future minimum lease payments are in excess of 90% of the fair value of the leased asset. One lease related to a senior housing facility contains a bargain purchase option and has been classified as a capital lease. At December 31, 2010, we had operating lease obligations of $230,189,000 relating to certain ground leases and company office space. We incurred rental expense relating to company office space of $1,280,000, $1,138,000 and $1,452,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Regarding the ground leases, we have sublease agreements with certain of our operators that require the operators to reimburse us for our monthly operating lease obligations. At December 31, 2010, aggregate future minimum rentals to be received under these noncancelable subleases totaled $32,329,000.

At December 31, 2010, future minimum lease payments due under operating and capital leases are as follows (in thousands):

| | Operating Leases | Capital Leases(1) |
|---|---|---|
| 2011 | $ 5,380 | $ 604 |
| 2012 | 5,454 | 622 |
| 2013 | 5,158 | 640 |
| 2014 | 5,181 | 660 |
| 2015 | 5,189 | 8,425 |
| Thereafter | 203,827 | — |
| Totals | $230,189 | $10,951 |

(1) Related assets of $17,815,000 recorded in real property.

## 13. Stockholders' Equity

The following is a summary of our stockholder's equity capital accounts as of the dates indicated:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Preferred Stock, $1.00 par value: | | |
| Authorized shares | **50,000,000** | 50,000,000 |
| Issued shares | **11,349,854** | 11,474,093 |
| Outstanding shares | **11,349,854** | 11,474,093 |
| Common Stock, $1.00 par value: | | |
| Authorized shares | **225,000,000** | 225,000,000 |
| Issued shares | **147,381,191** | 123,583,242 |
| Outstanding shares | **147,097,381** | 123,385,317 |

*Preferred Stock.* During the year ended December 31, 2008, certain holders of our Series G Cumulative Convertible Preferred Stock converted 1,362,887 shares into 975,397 shares of our common stock, leaving 441,313 of such shares outstanding at December 31, 2008. During the year ended December 31, 2009, certain holders of our Series G Cumulative Convertible Preferred Stock converted 41,600 shares into 29,771 shares of our common stock, leaving 399,713 of such shares outstanding at December 31, 2009. During the nine months ended September 30, 2010, certain holders of our Series G Cumulative Convertible Preferred Stock converted 394,200 shares into 282,078 shares of our common stock, leaving 5,513 of such shares outstanding which were redeemed by us on September 30, 2010. During the three months ended September 30, 2010, the holder of our Series E Cumulative Convertible and Redeemable Preferred Stock converted 74,380 shares into 56,935 shares of our common stock, leaving no such shares outstanding at December 31, 2010.

In July 2003, we closed a public offering of 4,000,000 shares of 7.875% Series D Cumulative Redeemable Preferred Stock. These shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at a redemption price of $25.00 per share, plus accrued and unpaid dividends on such shares to the redemption date, on or after July 9, 2008.

In September 2004, we closed a public offering of 7,000,000 shares of 7.625% Series F Cumulative Redeemable Preferred Stock. These shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at a redemption price of $25.00 per share, plus accrued and unpaid dividends on such shares to the redemption date, on or after September 14, 2009.

During the three months ended December 31, 2010, we issued 349,854 shares of 6.00% Series H Cumulative Convertible and Redeemable Preferred Stock in connection with a business combination. These shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at a redemption price of $25.00 per share, plus accrued and unpaid dividends on such shares to the redemption date, on or after December 31, 2015. See Note 3 for additional information.

*Common Stock.* The following is a summary of our common stock issuances during the periods indicated (dollars in thousands, except per share amounts):

| | Shares Issued | Average Price | Gross Proceeds | Net Proceeds |
|---|---|---|---|---|
| March 2008 public issuance | 3,000,000 | $41.44 | $ 124,320 | $118,555 |
| July 2008 public issuance | 4,600,000 | 44.50 | 204,700 | 193,157 |
| September 2008 public issuance | 8,050,000 | 48.00 | 386,400 | 369,699 |
| 2008 Dividend reinvestment plan issuances | 1,546,074 | 43.37 | 67,055 | 67,055 |
| 2008 Equity shelf program issuances | 794,221 | 39.28 | 31,196 | 30,272 |
| 2008 Option exercises | 118,895 | 29.83 | 3,547 | 3,547 |
| 2008 Totals | 18,109,190 | | $ 817,218 | $782,285 |
| February 2009 public issuance | 5,816,870 | $36.85 | $ 214,352 | $210,880 |
| September 2009 public issuance | 9,200,000 | 40.40 | 371,680 | 356,554 |
| 2009 Dividend reinvestment plan issuances | 1,499,497 | 37.22 | 55,818 | 55,818 |
| 2009 Equity shelf program issuances | 1,952,600 | 40.69 | 79,447 | 77,605 |
| 2009 Option exercises | 96,166 | 38.23 | 3,676 | 3,676 |
| 2009 Totals | 18,565,133 | | $ 724,973 | $704,533 |
| September 2010 public issuance | 9,200,000 | $45.75 | $ 420,900 | $403,921 |
| December 2010 public issuance | 11,500,000 | 43.75 | 503,125 | 482,448 |
| 2010 Dividend reinvestment plan issuances | 1,957,364 | 43.95 | 86,034 | 86,034 |
| 2010 Equity shelf program issuances | 431,082 | 44.94 | 19,371 | 19,013 |
| 2010 Option exercises | 129,054 | 31.17 | 4,022 | 4,022 |
| 2010 Totals | 23,217,500 | | $1,033,452 | $995,438 |

*Dividends.* The following is a summary of our dividend payments (dollars in thousands, except per share amounts):

| | Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2010 | | December 31, 2009 | | December 31, 2008 | |
| | Per Share | Amount | Per Share | Amount | Per Share | Amount |
| Common Stock | **$2.74000** | **$348,578** | $2.72000 | $311,760 | $2.70000 | $253,659 |
| Series D Preferred Stock | **1.96875** | **7,875** | 1.96875 | 7,875 | 1.96875 | 7,875 |
| Series E Preferred Stock | **1.12500** | **94** | 1.50000 | 112 | 1.50000 | 112 |
| Series F Preferred Stock | **1.90625** | **13,344** | 1.90625 | 13,344 | 1.90625 | 13,344 |
| Series G Preferred Stock | **1.40640** | **332** | 1.87500 | 748 | 1.87500 | 1,870 |
| Totals | | **$370,223** | | $333,839 | | $276,860 |

### *Comprehensive Income*

The following is a summary of accumulated other comprehensive income/(loss) as of the dates indicated (in thousands):

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Unrecognized gains (losses) on cash flow hedges | **$ (9,969)** | $(1,907) |
| Unrecognized gains (losses) on equity investments | **(497)** | (550) |
| Unrecognized actuarial gains (losses) | **(633)** | (434) |
| Totals | **$(11,099)** | $(2,891) |

The following is a summary of comprehensive income/(loss) for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Unrecognized gains (losses) on cash flow hedges | **$ (8,063)** | $ (2,542) | $ 7,829 |
| Unrecognized gains (losses) on equity investments | **54** | 487 | (846) |
| Unrecognized actuarial gains (losses) | **(199)** | 277 | (715) |
| Total other comprehensive income (loss) | **(8,208)** | (1,778) | 6,268 |
| Net income attributable to controlling interests | **128,527** | 193,269 | 283,299 |
| Comprehensive income attributable to controlling interests | **120,319** | 191,491 | 289,567 |
| Net and comprehensive income (loss) attributable to noncontrolling interests | **357** | (342) | 126 |
| Total comprehensive income | **$120,676** | $191,149 | $289,693 |

### *Other Equity*

Other equity consists of accumulated option compensation expense which represents the amount of amortized compensation costs related to stock options awarded to employees and directors. Expense, which is recognized as the options vest based on the market value at the date of the award, totaled $1,634,000, $1,629,000 and $1,503,000 for the year ended December 31, 2010, 2009 and 2008, respectively.

## 14. Stock Incentive Plans

Our Amended and Restated 2005 Long-Term Incentive Plan authorizes up to 6,200,000 shares of common stock to be issued at the discretion of the Compensation Committee of the Board of Directors. The 2005 Plan replaced the 1995 Stock Incentive Plan and the Stock Plan for Non-Employee Directors. The options granted to officers and key employees under the 1995 Plan continue to vest through 2010 and expire ten years from the date of grant. Our non-employee directors, officers and key employees are eligible to participate in the 2005 Plan. The 2005 Plan allows for the issuance of, among other things, stock options, restricted stock, deferred stock units and dividend equivalent rights. Vesting periods for options, deferred stock units and restricted shares generally range from three years for non-employee directors to five years for officers and key employees. Options expire ten years from the date of grant.

### *Valuation Assumptions*

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

| | Year Ended | | |
|---|---|---|---|
| | December 31, 2010 | December 31, 2009 | December 31, 2008 |
| Dividend yield(1) | **6.28%** | 7.35% | 6.47% |
| Expected volatility | **34.08%** | 29.40% | 20.50% |
| Risk-free interest rate | **3.23%** | 2.33% | 3.42% |
| Expected life (in years) | **7.0** | 7.0 | 6.5 |
| Weighted-average fair value(1) | **$ 7.82** | $ 4.38 | $ 6.25 |

(1) Certain options granted to employees in 2008 include dividend equivalent rights. The fair value of options with DERs also includes the net present value of projected future dividend payments over the expected life of the option discounted at the dividend yield rate.

The dividend yield represented the dividend yield of our common stock on the dates of grant. Our computation of expected volatility was based on historical volatility. The risk-free interest rates used were the 7-year U.S. Treasury Notes yield on the date of grant. The expected life was based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations regarding future employee behavior.

### *Option Award Activity*

The following table summarizes information about stock option activity for the twelve months ended December 31, 2010:

| | Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2010 | | December 31, 2009 | | December 31, 2008 | |
| Stock Options | Number of Shares (000's) | Weighted Average Exercise Price | Number of Shares (000's) | Weighted Average Exercise Price | Number of Shares (000's) | Weighted Average Exercise Price |
| Options at beginning of year | **1,062** | **$37.71** | 817 | $38.29 | 637 | $35.54 |
| Options granted | **280** | **43.29** | 366 | 37.00 | 307 | 40.83 |
| Options exercised | **(129)** | **33.58** | (96) | 38.22 | (119) | 29.83 |
| Options terminated | **(6)** | **37.82** | (25) | 44.50 | (8) | 42.00 |
| Options at end of period | **1,207** | **$39.45** | 1,062 | $37.71 | 817 | $38.29 |
| Options exercisable at end of period | **440** | **$37.76** | 388 | $35.85 | 281 | $33.94 |
| Weighted average fair value of options granted during the period | | **$ 7.82** | | $ 4.38 | | $ 6.25 |

The following table summarizes information about stock options outstanding at December 31, 2010:

| Range of Per Share Exercise Prices | Options Outstanding: Number Outstanding (Thousands) | Options Outstanding: Weighted Average Exercise Price | Options Outstanding: Weighted Average Remaining Contract Life | Options Exercisable: Number Exercisable (Thousands) | Options Exercisable: Weighted Average Exercise Price | Options Exercisable: Weighted Average Remaining Contract Life |
|---|---|---|---|---|---|---|
| $20-$30 | 31 | $25.67 | 2.7 | 31 | $25.67 | 2.7 |
| $30-$40 | 575 | 36.70 | 7.5 | 264 | 36.38 | 5.9 |
| $40+ | 601 | 42.80 | 8.8 | 145 | 42.90 | 7.6 |
| Totals | 1,207 | $39.45 | 8.0 | 440 | $37.76 | 6.2 |
| Aggregate intrinsic value | $9,892,000 | | | $4,344,000 | | |

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock for the options that were in-the-money at December 31, 2010. During the years ended December 31, 2010, 2009 and 2008, the aggregate intrinsic value of options exercised under our stock incentive plans was $1,798,000, $737,000 and $2,042,000, respectively (determined as of the date of option exercise). Cash received from option exercises under our stock incentive plans was $4,022,000, $3,676,000 and $3,547,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, there was approximately $2,935,000 of total unrecognized compensation cost related to unvested stock options granted under our stock incentive plans. That cost is expected to be recognized over a weighted average period of four years. As of December 31, 2010, there was approximately $8,010,000 of total unrecognized compensation cost related to unvested restricted stock granted under our stock incentive plans. That cost is expected to be recognized over a weighted average period of three years.

The following table summarizes information about non-vested stock incentive awards as of December 31, 2010 and changes for the twelve months ended December 31, 2010:

| | Stock Options: Number of Shares (000's) | Stock Options: Weighted Average Grant Date Fair Value | Restricted Stock: Number of Shares (000's) | Restricted Stock: Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| Non-vested at December 31, 2009 | 675 | $5.44 | 405 | $40.26 |
| Vested | (181) | 5.91 | (232) | 42.02 |
| Granted | 280 | 7.82 | 249 | 43.28 |
| Terminated | (6) | 7.06 | (2) | 38.07 |
| Non-vested at December 31, 2010 | 768 | $6.19 | 420 | $41.09 |

We adopted the fair value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method. Currently, we use the Black-Scholes-Merton option pricing model to estimate the value of stock option grants and expect to continue to use this acceptable option valuation model. We recognize compensation cost for share-based grants on a straight-line basis through the date the awards become fully vested or to the retirement eligible date, if sooner. Compensation cost totaled $11,823,000, $9,633,000 and $8,530,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

## 15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Numerator for basic and diluted earnings per share — net income attributable to common stockholders | **$106,882** | $171,190 | $260,098 |
| Denominator for basic earnings per share — weighted average shares | **127,656** | 114,207 | 93,732 |
| Effect of dilutive securities: | | | |
| Employee stock options | **125** | — | 82 |
| Non-vested restricted shares | **420** | 405 | 443 |
| Convertible senior unsecured notes | **7** | — | 52 |
| Dilutive potential common shares | **552** | 405 | 577 |
| Denominator for diluted earnings per share — adjusted weighted average shares | **128,208** | 114,612 | 94,309 |
| Basic earnings per share | **$ 0.84** | $ 1.50 | $ 2.77 |
| Diluted earnings per share | **$ 0.83** | $ 1.49 | $ 2.76 |

The diluted earnings per share calculations exclude the dilutive effect of 280,000, 351,000 and 0 stock options for the years ended December 31, 2010, 2009 and 2008, respectively, because the exercise prices were more than the average market price. The outstanding convertible senior unsecured notes were not included in the 2009 calculations as the effect of the conversions into common stock was anti-dilutive for that period. The Series H Cumulative Convertible and Redeemable Preferred Stock issued in 2010 were excluded from the calculation for 2010 as the effect of the conversions was anti-dilutive.

## 16. Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

*Mortgage Loans and Other Real Estate Loans Receivable* — The fair value of mortgage loans and other real estate loans receivable is generally estimated by discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

*Cash and Cash Equivalents* — The carrying amount approximates fair value.

*Available-for-sale Equity Investments* — Available-for-sale equity investments are recorded at their fair value based on publicly available trading prices.

*Borrowings Under Unsecured Lines of Credit Arrangements* — The carrying amount of the unsecured line of credit arrangement approximates fair value because the borrowings are interest rate adjustable.

*Senior Unsecured Notes* — The fair value of the senior unsecured notes payable was estimated based on publicly available trading prices.

*Secured Debt* — The fair value of fixed rate secured debt is estimated by discounting the estimated future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. The carrying amount of variable rate secured debt approximates fair value because the borrowings are interest rate adjustable.

*Interest Rate Swap Agreements* — Interest rate swap agreements are recorded as assets or liabilities on the balance sheet at fair market value. Fair market value is estimated by utilizing pricing models that consider forward yield curves and discount rates.

The carrying amounts and estimated fair values of our financial instruments are as follows (in thousands):

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | **Carrying Amount** | **Fair Value** |
| Financial Assets: | | | | |
| Mortgage loans receivable | **$ 109,283** | **$ 111,255** | $ 74,517 | $ 74,765 |
| Other real estate loans receivable | **327,297** | **333,003** | 352,846 | 354,429 |
| Available-for-sale equity investments | **1,103** | **1,103** | 5,816 | 5,816 |
| Cash and cash equivalents | **131,570** | **131,570** | 35,476 | 35,476 |
| Financial Liabilities: | | | | |
| Borrowings under unsecured lines of credit arrangements | **$ 300,000** | **$ 300,000** | $ 140,000 | $ 140,000 |
| Senior unsecured notes | **3,034,949** | **3,267,638** | 1,653,027 | 1,762,129 |
| Secured debt | **1,125,906** | **1,178,081** | 620,995 | 623,266 |
| Interest rate swap agreements | **482** | **482** | 2,381 | 2,381 |

U.S. GAAP provides authoritative guidance for measuring and disclosing fair value measurements of assets and liabilities. The guidance for financial assets and liabilities was previously adopted as the standard for those assets and liabilities as of January 1, 2008. Additional guidance for non-financial assets and liabilities is effective for fiscal years beginning after November 15, 2008, and was adopted as the standard for those assets and liabilities as of January 1, 2009. The impact of adoption was not significant. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Interest rate swap agreements are valued using models that assume a hypothetical transaction to sell the asset or transfer the liability in the principal market for the asset or liability based on market data derived from interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment timing, loss severities, credit risks and default rates.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

***Items Measured at Fair Value on a Recurring Basis***

The market approach is utilized to measure fair value for our financial assets and liabilities reported at fair value on a recurring basis. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

| | Fair Value Measurements as of December 31, 2010 | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| Available-for-sale equity investments(1) | $ 1,103 | $1,103 | $ — | $— |
| Assets held for sale(2) | 23,441 | — | 23,441 | — |
| Interest rate swap agreements(3) | (482) | — | (482) | — |
| Totals | $24,062 | $1,103 | $22,959 | $— |

(1) Unrealized gains or losses on equity investments are recorded in accumulated other comprehensive income (loss) at each measurement date.

(2) Please see Note 5 for additional information.

(3) Please see Note 11 for additional information.

***Items Measured at Fair Value on a Nonrecurring Basis***

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities in our balance sheet that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include assets acquired and liabilities assumed in business combinations (see Note 3) and asset impairments (see Note 5 for impairments of real property and Note 6 for impairments of loans receivable). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and our assumptions about the use of the assets and settlement of liabilities, as observable inputs are not available. As such, we have determined that each of these fair value measurements generally reside within Level 3 of the fair value hierarchy. We estimate the fair value of real estate using unobservable data such as net operating income and estimated capitalization and discount rates. We also consider local and national industry market data including comparable sales, and commonly engage an external real estate appraiser to assist us in our estimation of fair value.

## 17. Segment Reporting

We invest in senior housing and health care real estate. We evaluate our business and make resource allocations on our two business segments — senior housing and care and medical facilities. Our primary senior housing and care properties include skilled nursing facilities, assisted living facilities, independent living/continuing care retirement communities and combinations thereof. Under the senior housing and care segment, we invest in senior housing and health care real estate through acquisition and financing of primarily single tenant properties. Excluding our senior housing operating partnerships (please see Note 3 for additional information), properties acquired are primarily leased under triple-net leases and we are not involved in the management of the property. Our primary medical facility properties include medical office buildings, hospitals and life science buildings. Our medical office buildings are typically leased to multiple tenants and generally require a certain level of property management. Our hospital investments are structured similar to our senior housing and care investments. Our life science investments represent investments in an unconsolidated joint venture (see Note 7 for additional information). The accounting policies of the segments are the same as those described in the summary of significant accounting policies (in Note 2 to our audited consolidated financial statements). There are no intersegment sales or transfers. We evaluate performance based upon net operating income of the combined properties in each segment. Non-segment revenue consists mainly of interest income on non-real estate investments and other income. Non-segment assets consist of corporate assets including cash, deferred loan expenses and corporate offices and equipment among others. Non-property specific revenues and expenses are not allocated to individual segments in determining net operating income.

Summary information for the reportable segments during the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands and includes amounts from discontinued operations):

| | Rental Income | Resident Fees and Services | Interest Income | Other Income | Total Revenues | Property Operating Expenses | Net Operating Income(1) | Real Estate Depreciation/ Amortization | Interest Expense | Total Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| Year Ended December 31, 2010 | | | | | | | | | | |
| Senior housing and care | $382,904 | $51,006 | $36,176 | $ 3,386 | $473,472 | $32,621 | $440,851 | $126,717 | $ 22,905 | $5,837,312 |
| Medical facilities(2) | 220,506 | — | 4,679 | 985 | 226,170 | 53,844 | 172,326 | 75,826 | 24,926 | 3,389,441 |
| Non-segment/Corporate | — | — | — | 2,874 | 2,874 | — | 2,874 | — | 113,129 | 224,981 |
| | $603,410 | $51,006 | $40,855 | $ 7,245 | $702,516 | $86,465 | $616,051 | $202,543 | $160,960 | $9,451,734 |
| Year Ended December 31, 2009 | | | | | | | | | | |
| Senior housing and care | $358,109 | $ — | $35,945 | $ 5,309 | $399,363 | $ — | $399,363 | $101,300 | $ 12,622 | $4,135,065 |
| Medical facilities | 181,802 | — | 4,940 | 9,368 | 196,110 | 48,965 | 147,145 | 63,623 | 20,584 | 2,140,044 |
| Non-segment/Corporate | — | — | — | 1,170 | 1,170 | — | 1,170 | — | 76,566 | 92,077 |
| | $539,911 | $ — | $40,885 | $15,847 | $596,643 | $48,965 | $547,678 | $164,923 | $109,772 | $6,367,186 |
| Year Ended December 31, 2008 | | | | | | | | | | |
| Senior housing and care | $345,053 | $ — | $35,143 | $ 5,994 | $386,190 | $ — | $386,190 | $ 98,675 | $ 7,176 | |
| Medical facilities | 177,128 | — | 4,920 | 2,835 | 184,883 | 46,629 | 138,254 | 64,370 | 21,828 | |
| Non-segment/Corporate | — | — | — | 1,692 | 1,692 | — | 1,692 | — | 112,055 | |
| | $522,181 | $ — | $40,063 | $10,521 | $572,765 | $46,629 | $526,136 | $163,045 | $141,059 | |

(1) Net operating income ("NOI") is used to evaluate the operating performance of our properties. We define NOI as total revenues, including tenant reimbursements, less property level operating expenses, which exclude depreciation and amortization, general and administrative expenses, impairments and interest expense. We believe NOI provides investors relevant and useful information because it measures the operating performance of our properties at the property level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties.

(2) Excludes income and expense amounts related to our life science buildings held in an unconsolidated joint venture. Please see Note 7 for additional information.

## 18. Income Taxes and Distributions

To qualify as a real estate investment trust for federal income tax purposes, at least 90% of taxable income (excluding 100% of net capital gains) must be distributed to stockholders. Real estate investment trusts that do not distribute a certain amount of current year taxable income in the current year are also subject to a 4% federal excise tax. The main differences between undistributed net income for federal income tax purposes and financial statement purposes are the recognition of straight-line rent for reporting purposes, differing useful lives and depreciation and amortization methods for real property and the provision for loan losses for reporting purposes versus bad debt expense for tax purposes.

Cash distributions paid to common stockholders, for federal income tax purposes, are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Per Share: | | | |
| Ordinary income | **$0.7774** | $1.9865 | $1.6196 |
| Return of capital | **1.7408** | 0.4864 | 0.8904 |
| Long-term capital gains | **0.0190** | — | — |
| 1250 gains | **0.2028** | 0.2471 | 0.1900 |
| Totals | **$2.7400** | $2.7200 | $2.7000 |

At December 31, 2010, we had U.S. federal tax losses from our taxable REIT subsidiaries ("TRS") of $19,812,000, as well as apportioned state tax losses of $17,137,000 available for carryforward. Valuation allowances have been established for these assets based upon our assessment, as it is more likely than not that such assets may not be realized. The U.S. federal and state tax loss carryforwards expire from 2011 through 2030.

Tax expense reflected in the financial statements represents state and local income taxes.

As a result of certain acquisitions, we are subject to corporate level taxes for related asset dispositions for the period December 30, 2010 through December 30, 2020 ("built-in gains tax"). The amount of income potentially subject to this special corporate level tax is generally equal to (a) the excess of the fair value of the asset as of December 31, 2010 over its adjusted tax basis as of December 31, 2010, or (b) the actual amount of gain, whichever of (a) and (b) is lower. Some but not all gains recognized during this period of time could be offset by available net operating losses and capital loss carryforwards. We have not recorded a deferred tax liability as a result of the potential built-in gains tax based on our intentions with respect to such properties and available tax planning strategies.

Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"), for taxable years beginning after July 30, 2008, the REIT may lease "qualified health care properties" on an arm's-length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor." Generally, the rent received from the TRS will meet the related party rent exception and will be treated as "rents from real property." A "qualified health care property" includes real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients.

We entered into two joint ventures in 2010 that were structured under RIDEA. Resident level rents and related operating expenses for these facilities are reported in the consolidated financial statements and are subject to federal taxes as the operations of such facilities are included in a TRS. Certain net operating loss carryforwards could be utilized to offset taxable income in future years.

## 19. Retirement Arrangements

Under the retirement plan and trust (the "401(k) Plan"), eligible employees may make contributions, and we may make matching contributions and a profit sharing contribution. Our contributions to the 401(k) Plan totaled $1,341,000, $1,201,000 and $1,013,000 in 2010, 2009 and 2008, respectively.

We have a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit pension plan, which provides one executive officer with supplemental deferred retirement benefits. The SERP provides an opportunity for participants to receive retirement benefits that cannot be paid under our tax-qualified plans because of the restrictions imposed by ERISA and the Internal Revenue Code of 1986, as amended. Benefits are based on compensation and length of service and the SERP is unfunded. We expect to contribute $1,500,000 to the SERP during the 2011 fiscal year. Benefit payments are expected to total $2,367,000 during the next five fiscal years and $2,410,000 thereafter. We use a December 31 measurement date for the SERP. The accrued liability on our balance sheet for the SERP was $4,066,000 at December 31, 2010 ($3,287,000 at December 31, 2009).

The following tables provide a reconciliation of the changes in the SERP's benefit obligations and a statement of the funded status for the periods indicated (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Reconciliation of benefit obligation: | | |
| Obligation at January 1 | **$3,287** | $3,109 |
| Service cost | **413** | 389 |
| Interest cost | **115** | 164 |
| Actuarial (gain) loss | **251** | 434 |
| Benefit Payments | — | (29) |
| Curtailments | — | (780) |
| Obligation at December 31 | **$4,066** | $3,287 |

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Funded status: | | |
| Funded status at December 31 | **$4,066** | $(3,287) |
| Unrecognized (gain) loss | — | — |
| Prepaid (accrued) benefit cost | **$4,066** | $(3,287) |

The following table shows the components of net periodic benefit costs for the periods indicated (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Service cost | **$413** | $389 |
| Interest cost | **115** | 164 |
| Curtailment income | — | (87) |
| Net actuarial (gain) loss | **52** | 16 |
| Net periodic benefit cost | **$580** | $482 |

The following table provides information for the SERP, which has an accumulated benefit in excess of plan assets (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Projected benefit obligation | **$4,066** | $3,287 |
| Accumulated benefit obligation | **2,938** | 2,956 |
| Fair value of assets | **n/a** | n/a |

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost for the SERP:

| | Benefit Obligations December 31, | | Net Periodic Benefit Cost Year Ended December 31, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Discount rate | **3.50%** | 3.50% | **3.50%** | 6.25% |
| Rate of compensation increase | **4.50%** | 4.50% | **4.50%** | 4.50% |
| Expected long-term return on plan assets | **n/a** | n/a | **n/a** | n/a |

## 20. Quarterly Results of Operations (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 (in thousands, except per share data). The sum of individual quarterly amounts may not agree to the annual amounts included in the consolidated statements of income due to rounding.

| | Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter(2) | 4th Quarter |
| Revenues — as reported | **$152,759** | **$163,131** | **$176,146** | **$202,456** |
| Discontinued operations | **(5,412)** | **(5,412)** | **(3,137)** | **—** |
| Revenues — as adjusted(1) | **$147,347** | **$157,719** | **$173,009** | **$202,456** |
| Net income (loss) attributable to common stockholders | **$ 25,812** | **$ 45,646** | **$ (4,563)** | **$ 39,988** |
| Net income (loss) attributable to common stockholders per share: | | | | |
| Basic | **$ 0.21** | **$ 0.37** | **$ (0.04)** | **$ 0.29** |
| Diluted | **0.21** | **0.37** | **(0.04)** | **0.29** |

| | Year Ended December 31, 2009 | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter(3) | 4th Quarter |
| Revenues — as reported | $144,328 | $141,686 | $145,098 | $147,261 |
| Discontinued operations | (10,607) | (7,772) | (8,044) | (5,858) |
| Revenues — as adjusted(1) | $133,721 | $133,914 | $137,054 | $141,403 |
| Net income attributable to common stockholders | $ 61,119 | $ 59,240 | $ 19,130 | $ 31,700 |
| Net income attributable to common stockholders per share: | | | | |
| Basic | $ 0.56 | $ 0.53 | $ 0.17 | $ 0.26 |
| Diluted | 0.56 | 0.53 | 0.17 | 0.26 |

(1) We have reclassified the income attributable to the properties sold subsequent to January 1, 2002 and attributable to the properties held for sale at December 31, 2010 to discontinued operations. See Note 5.

(2) The decreases in net income and amounts per share are primarily attributable to provisions for loan losses ($28,918,000) and transaction costs ($18,835,000). Additionally, net income differs from amounts previously reported as it includes adjustments for additional expenses attributable to business combination purchase price adjustments that have been retroactively reflected ($5,687,000).

(3) The decreases in net income and amounts per share are primarily attributable to losses on extinguishment of debt ($26,374,000).

### 21. Subsequent Events

*Line of credit extension* On January 24, 2011, we provided notice to KeyBank National Association, as administrative agent, of our desire to extend the $1.15 billion unsecured line of credit arrangement with a consortium of sixteen banks. Under the terms of the loan agreement, we have the right to extend the revolving line of credit for one year if we are in compliance with all covenants and pay an extension fee of $1,725,000. As a result of the extension, the line of credit will now expire on August 6, 2012. Please see Note 9 for additional information regarding the line of credit.

*Benchmark Senior Living* On February 15, 2011, we signed definitive agreements to form an $890 million partnership with Benchmark Senior Living, which will include 34 senior housing communities. Benchmark is a senior housing operator in New England and will become the largest operator in our portfolio by investment balance. This investment is structured as a RIDEA partnership owned 95% by us and 5% by Benchmark. Benchmark will continue to provide management services to the communities under an incentive-based management contract.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

**Item 9A.** ***Controls and Procedures***

### Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

### Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in a report entitled Internal Control — Integrated Framework. The scope of management's assessment as of December 31, 2010 did not include an assessment of the internal control over financial reporting for the senior housing operating partnerships or the strategic medical office partnership, as discussed in Note 3 to the Company's consolidated financial statements, because they were acquired in business combinations during the year ended December 31, 2010. The acquired businesses represent 15% of total assets at December 31, 2010 and 7% and −2% of revenues and net income, respectively, for the year then ended. The scope of management's assessment on internal control over financial reporting for fiscal 2011 will include the aforementioned acquired operations.

Based on this assessment, using the criteria above, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2010.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting.

### Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) occurred during the fourth quarter of the one-year period covered by this report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting**

The Board of Directors and Shareholders of Health Care REIT, Inc.

We have audited Health Care REIT, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Health Care REIT, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Merrill Gardens Partnership, the Senior Star Partnership or the Strategic Medical Office Partnership, which are included in the 2010 consolidated financial statements of Health Care REIT, Inc. and cumulatively constitute 15% of total assets at December 31, 2010 and 7% and −2% of revenues and net income, respectively, for the year then ended. Our audit of the internal control over financial reporting of Health Care REIT, Inc. also did not include an evaluation of the internal control over financial reporting of the aforementioned partnerships because they were acquired in business combinations on September 1, 2010, December 30, 2010 and December 31, 2010, respectively.

In our opinion, Health Care REIT, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010 of Health Care REIT, Inc. and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
February 25, 2011

### Item 9B. *Other Information*

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated herein by reference to the information under the headings "Election of Directors," "Executive Officers," "Board and Committees," "Communications with the Board" and "Security Ownership of Directors and Management and Certain Beneficial Owners — Section 16(a) Compliance" in our definitive proxy statement, which will be filed with the Securities and Exchange Commission ("Commission") prior to April 30, 2011.

We have adopted a Code of Business Conduct & Ethics that applies to our directors, officers and employees. The code is posted on the Internet at www.hcreit.com. Any amendment to, or waivers from, the code that relate to any officer or director of the Company will be promptly disclosed on the Internet at www.hcreit.com.

In addition, the Board has adopted charters for the Audit, Compensation and Nominating/Corporate Governance Committees. These charters are posted on the Internet at www.hcreit.com.

### Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Compensation Committee Report" and "Director Compensation" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2011.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the information under the headings "Security Ownership of Directors and Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2011.

### Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item is incorporated herein by reference to the information under the headings "Board and Committees — Independence and Meetings" and "Certain Relationships and Related Transactions" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2011.

### Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated herein by reference to the information under the headings "Ratification of the Appointment of the Independent Registered Public Accounting Firm" and "Pre-Approval Policies and Procedures" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2011.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***

(a) 1. *Our Consolidated Financial Statements are included in Part II, Item 8:*



2. *The following Financial Statement Schedules are included in Item 15(c):*

III —Real Estate and Accumulated Depreciation

IV —Mortgage Loans on Real Estate

3. Exhibit Index:

| | |
|---|---|
| 1.1 | Form of Equity Distribution Agreement, dated as of November 12, 2010, entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Commission as Exhibit 1.1 to the Company's Form 8-K filed November 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 2.1(a) | Agreement and Plan of Merger, dated as of September 12, 2006, by and among the Company, Heat Merger Sub, LLC, Heat OP Merger Sub, L.P., Windrose Medical Properties Trust and Windrose Medical Properties, L.P. (filed with the Commission as Exhibit 2.1 to the Company's Form 8-K filed September 15, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 2.1(b) | Amendment No. 1 to Agreement and Plan of Merger, dated as of October 12, 2006, by and among the Company, Heat Merger Sub, LLC, Heat OP Merger Sub, L.P., Windrose Medical Properties Trust and Windrose Medical Properties, L.P. (filed with the Commission as Exhibit 2.1 to the Company's Form 8-K filed October 13, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(a) | Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(b) | Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(c) | Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(d) | Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(e) | Certificate of Designation of 7⅞% Series D Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A/A filed July 8, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(f) | Certificate of Designation of 7⅝% Series F Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A filed September 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |

3.1(g) Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.9 to the Company's Form 10-Q filed August 9, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(h) Certificate of Change of Location of Registered Office and of Registered Agent of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-Q filed August 6, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(i) Certificate of Designation of 6% Series H Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed January 11, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

3.2 Second Amended and Restated By-Laws of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 29, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(a) Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(b) Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(c) Amendment No. 1, dated March 12, 2003, to Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 14, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(d) Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(e) Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.4 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(f) Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed October 30, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(g) Amendment No. 1, dated September 13, 2004, to Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A., as successor to Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 13, 2004 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(h) Supplemental Indenture No. 4, dated as of April 27, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed April 28, 2005 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(i) Supplemental Indenture No. 5, dated as of November 30, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 30, 2005 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(a) Indenture, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(b) Supplemental Indenture No. 1, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(c) Supplemental Indenture No. 2, dated as of July 20, 2007, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed July 20, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(a) Indenture, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(b) Supplemental Indenture No. 1, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(c) Amendment No. 1 to Supplemental Indenture No. 1, dated as of June 18, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 18, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(d) Supplemental Indenture No. 2, dated as of April 7, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 7, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(e) Amendment No. 1 to Supplemental Indenture No. 2, dated as of June 8, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(f) Supplemental Indenture No. 3, dated as of September 10, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(g) Supplemental Indenture No. 4, dated as of November 16, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 16, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.4 Form of Indenture for Senior Subordinated Debt Securities (filed with the Commission as Exhibit 4.9 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

4.5 Form of Indenture for Junior Subordinated Debt Securities (filed with the Commission as Exhibit 4.10 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

10.1 Fourth Amended and Restated Loan Agreement, dated as of August 6, 2007, by and among the Company and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, Bank of America, N.A., JPMorgan Chase Bank, N.A., Calyon New York Branch, Barclays Bank PLC and Fifth Third Bank, as documentation agents (filed with the SEC as Exhibit 10.2 to the Company's Form 10-Q filed August 9, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

10.2 Health Care REIT, Inc. Interest Rate & Currency Risk Management Policy adopted on May 6, 2004 (filed with the Commission as Exhibit 10.6 to the Company's Form 10-Q filed July 23, 2004 (File No. 001-08923), and incorporated herein by reference thereto).

10.3(a) The 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Appendix II to the Company's Proxy Statement for the 1995 Annual Meeting of Stockholders, filed September 29, 1995 (File No. 001-08923), and incorporated herein by reference thereto).*

10.3(b) First Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.2 to the Company's Form S-8 (File No. 333-40771) filed November 21, 1997, and incorporated herein by reference thereto).*

10.3(c) Second Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-73916) filed November 21, 2001, and incorporated herein by reference thereto).*

| | |
|---|---|
| 10.3(d) | Third Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.15 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.3(e) | Form of Stock Option Agreement for Executive Officers under the 1995 Stock Incentive Plan (filed with the Commission as Exhibit 10.17 to the Company's Form 10-K filed March 16, 2005 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(a) | Stock Plan for Non-Employee Directors of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(b) | First Amendment to the Stock Plan for Non-Employee Directors of Health Care REIT, Inc. effective April 21, 1998 (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(c) | Form of Stock Option Agreement under the Stock Plan for Non-Employee Directors (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q/A filed October 27, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(a) | Amended and Restated Health Care REIT, Inc. 2005 Long-Term Incentive Plan (filed with the Commission as Appendix A to the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders, filed March 25, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(b) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.18 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(c) | Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.6 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(d) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.8 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(e) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.19 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(f) | Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.7 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(g) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.9 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(h) | Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.20 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(i) | Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(j) | Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.21 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(k) | Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).* |

10.5(l) Form of Restricted Stock Agreement for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.22 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(m) Form of Restricted Stock Agreement for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.23 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(n) Form of Restricted Stock Agreement for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(o) Form of Restricted Stock Agreement for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.4 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(p) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.24 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(q) Form of Amendment to Deferred Stock Unit Grant Agreements for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.10 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(r) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.11 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(s) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.5 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.6 Fifth Amended and Restated Employment Agreement, dated December 2, 2010, by and between the Company and George L. Chapman (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed December 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7 Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Scott A. Estes (filed with the Commission as Exhibit 10.4 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.8 Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Charles J. Herman, Jr. (filed with the Commission as Exhibit 10.3 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.9 Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Jeffrey H. Miller (filed with the Commission as Exhibit 10.8 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.10 Employment Agreement, dated January 19, 2009, between the Company and John T. Thomas (filed with the Commission as Exhibit 10.10 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.11 Third Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Erin C. Ibele (filed with the Commission as Exhibit 10.11 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.12 Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Daniel R. Loftus (filed with the Commission as Exhibit 10.12 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.13 Amended and Restated Consulting Agreement, dated December 29, 2008, between the Company and Fred S. Klipsch (filed with the Commission as Exhibit 10.5 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.14 Amended and Restated Consulting Agreement, dated December 29, 2008, between the Company and Frederick L. Farrar (filed with the Commission as Exhibit 10.14 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

| | |
|---|---|
| 10.15 | Amended and Restated Health Care REIT, Inc. Supplemental Executive Retirement Plan, dated December 29, 2008 (filed with the Commission as Exhibit 10.12 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.16 | Form of Indemnification Agreement between the Company and each director, executive officer and officer of the Company (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed February 18, 2005 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.17 | Summary of Director Compensation.* |
| 12 | Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (Unaudited). |
| 14 | Code of Business Conduct and Ethics (filed with the Commission as Exhibit 14 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |
| 21 | Subsidiaries of the Company. |
| 23 | Consent of Ernst & Young LLP, independent registered public accounting firm. |
| 24.1 | Power of Attorney executed by William C. Ballard, Jr. (Director). |
| 24.2 | Power of Attorney executed by Pier C. Borra (Director). |
| 24.3 | Power of Attorney executed by Thomas J. DeRosa (Director). |
| 24.4 | Power of Attorney executed by Jeffrey H. Donahue (Director). |
| 24.5 | Power of Attorney executed by Peter J. Grua (Director). |
| 24.6 | Power of Attorney executed by Fred S. Klipsch (Director). |
| 24.7 | Power of Attorney executed by Sharon M. Oster (Director). |
| 24.8 | Power of Attorney executed by Jeffrey R. Otten (Director). |
| 24.9 | Power of Attorney executed by R. Scott Trumbull (Director). |
| 24.10 | Power of Attorney executed by George L. Chapman (Director, Chairman of the Board, Chief Executive Officer and President and Principal Executive Officer). |
| 24.11 | Power of Attorney executed by Scott A. Estes (Executive Vice President and Chief Financial Officer and Principal Financial Officer). |
| 24.12 | Power of Attorney executed by Paul D. Nungester, Jr. (Vice President and Controller and Principal Accounting Officer). |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer. |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer. |

---

* Management Contract or Compensatory Plan or Arrangement.

(b) *Exhibits:*

The exhibits listed in Item 15(a)(3) above are either filed with this Form 10-K or incorporated by reference in accordance with Rule 12b-32 of the Securities Exchange Act of 1934.

(c) *Financial Statement Schedules:*

Financial statement schedules are included on pages 124 through 135.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**HEALTH CARE REIT, INC.**

By: /s/ GEORGE L. CHAPMAN

Chairman, Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 25, 2011, by the following person on behalf of the Company and in the capacities indicated.

| | |
|---|---|
| /s/ WILLIAM C. BALLARD, JR.** | /s/ SHARON M. OSTER** |
| William C. Ballard, Jr., Director | Sharon M. Oster, Director |
| /s/ PIER C. BORRA** | /s/ JEFFREY R. OTTEN** |
| Pier C. Borra, Director | Jeffrey R. Otten, Director |
| /s/ THOMAS J. DEROSA** | /s/ R. SCOTT TRUMBULL** |
| Thomas J. DeRosa, Director | R. Scott Trumbull, Director |
| /s/ JEFFREY H. DONAHUE** | /s/ GEORGE L. CHAPMAN |
| Jeffrey H. Donahue, Director | George L. Chapman, Chairman, Chief Executive Officer, President and Director (Principal Executive Officer) |
| /s/ PETER J. GRUA** | /s/ SCOTT A. ESTES** |
| Peter J. Grua, Director | Scott A. Estes, Executive Vice President and Chief Financial Officer (Principal Financial Officer) |
| /s/ FRED S. KLIPSCH** | /s/ PAUL D. NUNGESTER, JR.** |
| Fred S. Klipsch, Director | Paul D. Nungester, Jr., Vice President and Controller (Principal Accounting Officer) |
| | **By: /s/ GEORGE L. CHAPMAN |
| | George L. Chapman, Attorney-in-Fact |

# HEALTH CARE REIT, INC.

## SCHEDULE III
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## December 31, 2010

| Description | Encumbrances | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings & Improvements | | Land | Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
| | | | | (Dollars in thousands) | | | | | |
| **Senior housing and care facilities:** | | | | | | | | | |
| Aboite Twp, IN | $ — | $ 1,770 | $ 19,930 | $ — | $ 1,770 | $ 19,930 | $ 132 | 2010 | 2008 |
| Agawam, MA | — | 880 | 16,112 | 2,135 | 880 | 18,247 | 4,167 | 2002 | 1993 |
| Akron, OH | — | 290 | 8,219 | 492 | 290 | 8,711 | 1,297 | 2005 | 1961 |
| Akron, OH | — | 630 | 7,535 | 185 | 630 | 7,720 | 977 | 2006 | 1915 |
| Albertville, AL | 2,110 | 170 | 6,203 | — | 170 | 6,203 | 207 | 2010 | 1999 |
| Albuquerque, NM | 5,901 | 1,270 | 20,837 | — | 1,270 | 20,837 | — | 2010 | 1984 |
| Alexandria, VA | — | 1,330 | 7,820 | — | 1,330 | 7,820 | 459 | 2008 | 1955 |
| Alliance, OH | 4,621 | 270 | 7,723 | 107 | 270 | 7,830 | 1,083 | 2006 | 1982 |
| Amarillo, TX | — | 540 | 7,260 | — | 540 | 7,260 | 1,170 | 2005 | 1986 |
| Amelia Island, FL | — | 3,290 | 24,310 | 19,007 | 3,290 | 43,317 | 4,235 | 2005 | 1998 |
| Ames, IA | — | 330 | 8,871 | — | 330 | 8,871 | 161 | 2010 | 1999 |
| Anderson, SC | — | 710 | 6,290 | — | 710 | 6,290 | 1,402 | 2003 | 1986 |
| Apple Valley, CA | 8,390 | 480 | 16,639 | — | 480 | 16,639 | 449 | 2010 | 1999 |
| Arcadia, LA | — | 240 | 5,460 | — | 240 | 5,460 | 882 | 2006 | 2006 |
| Asheboro, NC | — | 290 | 5,032 | 166 | 290 | 5,198 | 1,047 | 2003 | 1998 |
| Asheville, NC | — | 204 | 3,489 | — | 204 | 3,489 | 1,208 | 1999 | 1999 |
| Asheville, NC | — | 280 | 1,955 | 352 | 280 | 2,307 | 524 | 2003 | 1992 |
| Atlanta, GA | 7,997 | 2,058 | 14,914 | 548 | 2,058 | 15,462 | 7,889 | 1997 | 1999 |
| Atlanta, GA | — | 460 | 5,540 | 190 | 460 | 5,730 | 975 | 2005 | 1972 |
| Auburndale, FL | — | 750 | 5,950 | 166 | 750 | 6,116 | 991 | 2005 | 1983 |
| Aurora, CO | — | 2,600 | 5,906 | 7,915 | 2,600 | 13,821 | 1,767 | 2006 | 2006 |
| Aurora, CO | — | 2,440 | 28,172 | — | 2,440 | 28,172 | 2,101 | 2006 | 2008 |
| Austin, TX | 19,819 | 880 | 9,520 | 396 | 880 | 9,916 | 3,249 | 1999 | 1998 |
| Austin, TX | 10,185 | 730 | 18,970 | — | 730 | 18,970 | 1,912 | 2007 | 2006 |
| Avon, IN | — | 1,830 | 14,470 | — | 1,830 | 14,470 | 274 | 2010 | 2004 |
| Azusa, CA | — | 570 | 3,141 | 5,936 | 570 | 9,077 | 1,050 | 1998 | 1988 |
| Baltic, OH | 3,787 | 50 | 8,709 | 189 | 50 | 8,898 | 1,205 | 2006 | 1983 |
| Bartlesville, OK | — | 100 | 1,380 | — | 100 | 1,380 | 570 | 1996 | 1995 |
| Baytown, TX | 9,553 | 450 | 6,150 | — | 450 | 6,150 | 1,516 | 2002 | 2000 |
| Baytown, TX | — | 540 | 11,110 | — | 540 | 11,110 | 355 | 2009 | 2008 |
| Beachwood, OH | — | 1,260 | 23,478 | — | 1,260 | 23,478 | 5,876 | 2001 | 1990 |
| Beattyville, KY | — | 100 | 6,900 | — | 100 | 6,900 | 1,068 | 2005 | 1972 |
| Bellevue, WI | — | 1,740 | 18,260 | 571 | 1,740 | 18,831 | 2,206 | 2006 | 2004 |
| Bellingham, WA | 10,429 | 1,500 | 19,861 | — | 1,500 | 19,861 | 497 | 2010 | 1996 |
| Bethel Park, PA | — | 1,700 | 16,007 | — | 1,700 | 16,007 | 775 | 2007 | 2009 |
| Boise, ID | — | 810 | 5,401 | — | 810 | 5,401 | 2,229 | 1998 | 1966 |
| Boonville, IN | — | 190 | 5,510 | — | 190 | 5,510 | 1,344 | 2002 | 2000 |
| Boynton Beach, FL | — | 980 | 8,112 | — | 980 | 8,112 | 1,502 | 2004 | 1999 |
| Bradenton, FL | — | 252 | 3,298 | — | 252 | 3,298 | 1,378 | 1996 | 1995 |
| Braintree, MA | — | 170 | 7,157 | 1,290 | 170 | 8,447 | 5,916 | 1997 | 1968 |
| Brandon, MS | — | 1,220 | 10,241 | — | 1,220 | 10,241 | 47 | 2010 | 1999 |
| Bremerton, WA | — | 390 | 2,210 | 144 | 390 | 2,354 | 241 | 2006 | 1999 |
| Bremerton, WA | — | 830 | 10,420 | — | 830 | 10,420 | — | 2010 | 1984 |
| Brick, NJ | — | 1,170 | 17,372 | — | 1,170 | 17,372 | — | 2010 | 1998 |
| Brick, NJ(1) | — | 690 | 17,125 | — | 690 | 17,125 | — | 2010 | 1999 |
| Bridgewater, NJ | — | 1,850 | 3,050 | — | 1,850 | 3,050 | 751 | 2004 | 1970 |
| Bridgewater, NJ | — | 1,730 | 48,201 | — | 1,730 | 48,201 | — | 2010 | 1999 |
| Brighton, MA | — | 240 | 3,859 | 2,126 | 240 | 5,985 | 959 | 2005 | 1982 |
| Broadview Heights, OH | — | 920 | 12,400 | 2,237 | 920 | 14,637 | 3,135 | 2001 | 1984 |
| Bunnell, FL | — | 260 | 7,118 | — | 260 | 7,118 | 1,396 | 2004 | 1985 |
| Burlington, NC | — | 280 | 4,297 | 707 | 280 | 5,004 | 995 | 2003 | 2000 |
| Burlington, NC | — | 460 | 5,467 | — | 460 | 5,467 | 1,120 | 2003 | 1997 |
| Butler, AL | — | 90 | 3,510 | — | 90 | 3,510 | 750 | 2004 | 1960 |
| Butte, MT | — | 550 | 3,957 | 43 | 550 | 4,000 | 1,112 | 1998 | 1999 |
| Byrdstown, TN | — | — | 2,414 | — | — | 2,414 | 1,086 | 2004 | 1982 |
| Canton, MA | — | 820 | 8,201 | 263 | 820 | 8,464 | 2,221 | 2002 | 1993 |
| Canton, OH | — | 300 | 2,098 | — | 300 | 2,098 | 720 | 1998 | 1998 |
| Cape Coral, FL | — | 530 | 3,281 | — | 530 | 3,281 | 805 | 2002 | 2000 |
| Carmel, IN | — | 2,370 | 57,175 | 263 | 2,370 | 57,438 | 3,794 | 2006 | 2007 |
| Cary, NC | — | 1,500 | 4,350 | 986 | 1,500 | 5,336 | 1,669 | 1998 | 1996 |
| Chapel Hill, NC | — | 354 | 2,646 | 783 | 354 | 3,429 | 794 | 2002 | 1997 |

| Description | Encumbrances | Initial Cost to Company Land | Initial Cost to Company Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period Land | Gross Amount at Which Carried at Close of Period Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | | | | |
| Chelmsford, MA | — | 1,040 | 10,951 | — | 1,040 | 10,951 | 2,130 | 2003 | 1997 |
| Chickasha, OK | — | 85 | 1,395 | — | 85 | 1,395 | 570 | 1996 | 1996 |
| Cincinnati, OH | — | 2,060 | 109,388 | — | 2,060 | 109,388 | 1,404 | 2007 | 2010 |
| Citrus Heights, CA | 15,578 | 2,300 | 31,876 | — | 2,300 | 31,876 | 722 | 2010 | 1997 |
| Claremore, OK | — | 155 | 1,428 | — | 155 | 1,428 | 563 | 1996 | 1996 |
| Clarksville, TN | — | 330 | 2,292 | — | 330 | 2,292 | 778 | 1998 | 1998 |
| Clearwater, FL | — | 160 | 7,218 | — | 160 | 7,218 | 1,281 | 2004 | 1961 |
| Clearwater, FL | — | 1,260 | 2,740 | 200 | 1,260 | 2,940 | 593 | 2005 | 1983 |
| Cleburne, TX | — | 520 | 5,369 | — | 520 | 5,369 | 509 | 2006 | 2007 |
| Cleveland, TN | — | 350 | 5,000 | 122 | 350 | 5,122 | 1,379 | 2001 | 1987 |
| Coeur d'Alene, ID | — | 600 | 7,878 | — | 600 | 7,878 | 2,865 | 1998 | 1996 |
| Colorado Springs, CO | — | 310 | 6,290 | — | 310 | 6,290 | 1,077 | 2005 | 1985 |
| Colts Neck, NJ | — | 780 | 14,733 | — | 780 | 14,733 | — | 2010 | 2002 |
| Columbia, TN | — | 341 | 2,295 | — | 341 | 2,295 | 789 | 1999 | 1999 |
| Columbia, TN | — | 590 | 3,787 | — | 590 | 3,787 | 1,019 | 2003 | 1974 |
| Columbia, SC | — | 2,120 | 4,860 | 5,709 | 2,120 | 10,569 | 1,644 | 2003 | 2000 |
| Columbus, IN | — | 610 | 3,190 | — | 610 | 3,190 | 59 | 2010 | 1998 |
| Columbus, IN | — | 530 | 5,170 | 1,540 | 530 | 6,710 | 1,492 | 2002 | 2001 |
| Columbus, OH | — | 1,070 | 11,726 | 1,204 | 1,070 | 12,930 | 1,801 | 2005 | 1968 |
| Columbus, OH | 4,254 | 1,010 | 4,931 | 91 | 1,010 | 5,022 | 763 | 2006 | 1983 |
| Columbus, OH | — | 1,860 | 16,624 | 1,077 | 1,860 | 17,701 | 2,389 | 2006 | 1978 |
| Concord, NC | — | 550 | 3,921 | 55 | 550 | 3,976 | 903 | 2003 | 1997 |
| Conroe, TX | — | 980 | 7,771 | — | 980 | 7,771 | 134 | 2009 | 2010 |
| Corpus Christi, TX | — | 307 | 443 | — | 307 | 443 | 203 | 2005 | 1985 |
| Corpus Christi, TX | — | 400 | 1,916 | — | 400 | 1,916 | 431 | 2005 | 1985 |
| Crystal Lake, IL | — | 840 | 7,290 | — | 840 | 7,290 | 456 | 2007 | 2008 |
| Dade City, FL | — | 250 | 7,150 | — | 250 | 7,150 | 1,315 | 2004 | 1975 |
| Danville, VA | — | 410 | 3,954 | 722 | 410 | 4,676 | 970 | 2003 | 1998 |
| Davenport, IA | — | 1,403 | 35,893 | 1,781 | 1,403 | 37,674 | 1,055 | 2006 | 2009 |
| Daytona Beach, FL | — | 470 | 5,930 | — | 470 | 5,930 | 1,187 | 2004 | 1986 |
| Daytona Beach, FL | — | 490 | 5,710 | — | 490 | 5,710 | 1,185 | 2004 | 1961 |
| DeBary, FL | — | 440 | 7,460 | — | 440 | 7,460 | 1,365 | 2004 | 1965 |
| Dedham, MA | — | 1,360 | 9,830 | — | 1,360 | 9,830 | 2,588 | 2002 | 1996 |
| DeForest, WI | — | 250 | 5,350 | 354 | 250 | 5,704 | 540 | 2007 | 2006 |
| Defuniak Springs, FL | — | 1,350 | 10,250 | — | 1,350 | 10,250 | 1,277 | 2006 | 1980 |
| DeLand, FL | — | 220 | 7,080 | — | 220 | 7,080 | 1,307 | 2004 | 1967 |
| Denton, MD | — | 390 | 4,010 | 206 | 390 | 4,216 | 1,046 | 2003 | 1982 |
| Denver, CO | — | 2,530 | 9,514 | — | 2,530 | 9,514 | 1,404 | 2005 | 1986 |
| Denver, CO | — | 3,650 | 14,906 | 1,585 | 3,650 | 16,491 | 1,704 | 2006 | 1987 |
| Denver, CO | — | 2,076 | 13,594 | — | 2,076 | 13,594 | 422 | 2007 | 2009 |
| Douglasville, GA | — | 1,350 | 7,471 | — | 1,350 | 7,471 | 1,778 | 2003 | 1975 |
| Douglasville, GA | — | 90 | 217 | — | 90 | 217 | 53 | 2003 | 1985 |
| Drescher, PA | — | 2,060 | 40,236 | — | 2,060 | 40,236 | — | 2010 | 2001 |
| Dublin, OH | 19,513 | 1,680 | 43,423 | — | 1,680 | 43,423 | — | 2010 | 1990 |
| Durham, NC | — | 1,476 | 10,659 | 2,196 | 1,476 | 12,855 | 6,977 | 1997 | 1999 |
| East Norriston, PA | — | 1,200 | 28,129 | — | 1,200 | 28,129 | — | 2010 | 1988 |
| Easton, PA | — | 285 | 6,315 | — | 285 | 6,315 | 3,301 | 1993 | 1959 |
| Eden, NC | — | 390 | 4,877 | — | 390 | 4,877 | 1,018 | 2003 | 1998 |
| El Paso, TX | — | 539 | 8,961 | 232 | 539 | 9,193 | 1,455 | 2005 | 1970 |
| El Paso, TX | — | 642 | 3,958 | 1,100 | 642 | 5,058 | 831 | 2005 | 1969 |
| Elizabeth City, NC | — | 200 | 2,760 | 2,011 | 200 | 4,771 | 1,359 | 1998 | 1999 |
| Elizabethton, TN | — | 310 | 4,604 | 336 | 310 | 4,940 | 1,370 | 2001 | 1980 |
| Encinitas, CA | — | 1,460 | 7,721 | — | 1,460 | 7,721 | 2,346 | 2000 | 2000 |
| Englishtown, NJ | — | 690 | 12,520 | — | 690 | 12,520 | — | 2010 | 1997 |
| Erin, TN | — | 440 | 8,060 | 134 | 440 | 8,194 | 2,114 | 2001 | 1981 |
| Eugene, OR | — | 300 | 5,316 | — | 300 | 5,316 | 2,089 | 1998 | 1972 |
| Everett, WA | — | 1,400 | 5,476 | — | 1,400 | 5,476 | 1,768 | 1999 | 1999 |
| Fairfield, CA | — | 1,460 | 14,040 | — | 1,460 | 14,040 | 3,510 | 2002 | 1998 |
| Fairhaven, MA | — | 770 | 6,230 | — | 770 | 6,230 | 1,117 | 2004 | 1999 |
| Fall River, MA | — | 620 | 5,829 | 4,856 | 620 | 10,685 | 3,445 | 1996 | 1973 |
| Fayetteville, NY | — | 410 | 3,962 | 500 | 410 | 4,462 | 1,071 | 2001 | 1997 |
| Findlay, OH | — | 200 | 1,800 | — | 200 | 1,800 | 677 | 1997 | 1997 |
| Fishers, IN | — | 1,500 | 14,500 | — | 1,500 | 14,500 | 274 | 2010 | 2000 |
| Florence, NJ | — | 300 | 2,978 | — | 300 | 2,978 | 727 | 2002 | 1999 |
| Florence, AL | 7,420 | 353 | 13,049 | — | 353 | 13,049 | 353 | 2010 | 1999 |
| Forest City, NC | — | 320 | 4,497 | — | 320 | 4,497 | 947 | 2003 | 1999 |
| Fork Union, VA | — | 310 | 2,490 | 60 | 310 | 2,550 | 163 | 2008 | 1990 |
| Fort Pierce, FL | — | 440 | 3,560 | 117 | 440 | 3,677 | 590 | 2005 | 1973 |
| Fredericksburg, VA | — | 1,000 | 20,000 | 303 | 1,000 | 20,303 | 3,040 | 2005 | 1999 |
| Fremont, CA | 20,302 | 3,400 | 25,300 | 1,427 | 3,400 | 26,727 | 3,370 | 2005 | 1987 |
| Gardnerville, NV | 13,121 | 1,143 | 10,831 | 629 | 1,143 | 11,460 | 6,259 | 1998 | 1999 |

| Description | Encumbrances | Initial Cost to Company: Land | Initial Cost to Company: Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period: Land | Gross Amount at Which Carried at Close of Period: Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | | | | |
| Gastonia, NC | — | 470 | 6,129 | — | 470 | 6,129 | 1,247 | 2003 | 1998 |
| Gastonia, NC | — | 310 | 3,096 | 22 | 310 | 3,118 | 679 | 2003 | 1994 |
| Gastonia, NC | — | 400 | 5,029 | 120 | 400 | 5,149 | 1,052 | 2003 | 1996 |
| Georgetown, TX | — | 200 | 2,100 | — | 200 | 2,100 | 776 | 1997 | 1997 |
| Gig Harbor, WA | 6,165 | 1,560 | 15,947 | — | 1,560 | 15,947 | 409 | 2010 | 1994 |
| Gilroy, CA | — | 760 | 13,880 | 23,860 | 760 | 37,740 | 3,089 | 2006 | 2007 |
| Goochland, VA | — | 350 | 3,697 | — | 350 | 3,697 | 236 | 2008 | 1991 |
| Goshen, IN | — | 210 | 6,120 | — | 210 | 6,120 | 864 | 2005 | 2006 |
| Graceville, FL | — | 150 | 13,000 | — | 150 | 13,000 | 1,575 | 2006 | 1980 |
| Grand Ledge, MI | 8,549 | 1,150 | 16,286 | — | 1,150 | 16,286 | — | 2010 | 1999 |
| Grand Prairie, TX | — | 574 | 3,426 | — | 574 | 3,426 | 668 | 2005 | 1982 |
| Granger, IN | — | 1,670 | 21,280 | — | 1,670 | 21,280 | 141 | 2010 | 2009 |
| Granite City, IL | — | 610 | 7,143 | 842 | 610 | 7,985 | 4,804 | 1998 | 1973 |
| Granite City, IL | — | 400 | 4,303 | 707 | 400 | 5,010 | 2,949 | 1999 | 1964 |
| Greeneville, TN | — | 400 | 8,290 | — | 400 | 8,290 | 1,626 | 2004 | 1979 |
| Greenfield, WI | — | 600 | 6,626 | 328 | 600 | 6,954 | 620 | 2006 | 2006 |
| Greensboro, NC | — | 330 | 2,970 | 554 | 330 | 3,524 | 749 | 2003 | 1996 |
| Greensboro, NC | — | 560 | 5,507 | 1,013 | 560 | 6,520 | 1,374 | 2003 | 1997 |
| Greenville, SC | — | 310 | 4,750 | — | 310 | 4,750 | 873 | 2004 | 1997 |
| Greenville, SC | — | 5,400 | 100,523 | 634 | 5,400 | 101,157 | 2,681 | 2006 | 2009 |
| Greenville, NC | — | 290 | 4,393 | 168 | 290 | 4,561 | 920 | 2003 | 1998 |
| Greenwood, IN | — | 1,550 | 22,770 | — | 1,550 | 22,770 | 150 | 2010 | 2007 |
| Hamden, CT | — | 1,470 | 4,530 | — | 1,470 | 4,530 | 1,320 | 2002 | 1998 |
| Hamilton, NJ | — | 440 | 4,469 | — | 440 | 4,469 | 1,088 | 2001 | 1998 |
| Hanover, IN | — | 210 | 4,430 | — | 210 | 4,430 | 847 | 2004 | 2000 |
| Hardin, IL | — | 50 | 5,350 | 135 | 50 | 5,485 | 2,968 | 2002 | 1996 |
| Harleysville, PA | — | 960 | 11,355 | — | 960 | 11,355 | 482 | 2008 | 2009 |
| Harriman, TN | — | 590 | 8,060 | 158 | 590 | 8,218 | 2,258 | 2001 | 1972 |
| Hattiesburg, MS | 13,100 | 450 | 15,518 | — | 450 | 15,518 | — | 2010 | 2009 |
| Haverford, PA | — | 1,880 | 33,993 | — | 1,880 | 33,993 | — | 2010 | 2000 |
| Hemet, CA | — | 870 | 3,405 | — | 870 | 3,405 | 326 | 2007 | 1996 |
| Hemet, CA | 13,550 | 1,890 | 28,606 | — | 1,890 | 28,606 | 703 | 2010 | 1988 |
| Hemet, CA | — | 430 | 9,630 | — | 430 | 9,630 | 258 | 2010 | 1988 |
| Henderson, NV | — | 380 | 9,220 | 65 | 380 | 9,285 | 2,933 | 1998 | 1998 |
| Henderson, NV | — | 380 | 4,360 | 41 | 380 | 4,401 | 1,205 | 1999 | 2000 |
| Herculaneum, MO | — | 127 | 10,373 | 393 | 127 | 10,766 | 5,723 | 2002 | 1984 |
| Hickory, NC | — | 290 | 987 | 232 | 290 | 1,219 | 347 | 2003 | 1994 |
| High Point, NC | — | 560 | 4,443 | 793 | 560 | 5,236 | 1,091 | 2003 | 2000 |
| High Point, NC | — | 370 | 2,185 | 410 | 370 | 2,595 | 579 | 2003 | 1999 |
| High Point, NC | — | 330 | 3,395 | 28 | 330 | 3,423 | 720 | 2003 | 1994 |
| High Point, NC | — | 430 | 4,143 | — | 430 | 4,143 | 863 | 2003 | 1998 |
| Highlands Ranch, CO | — | 940 | 3,721 | — | 940 | 3,721 | 921 | 2002 | 1999 |
| Hilliard, FL | — | 150 | 6,990 | — | 150 | 6,990 | 2,499 | 1999 | 1990 |
| Homestead, FL | — | 2,750 | 11,750 | — | 2,750 | 11,750 | 1,456 | 2006 | 1994 |
| Hopedale, MA | — | 130 | 8,170 | — | 130 | 8,170 | 1,285 | 2005 | 1999 |
| Houston, TX | — | 4,790 | 7,100 | — | 4,790 | 7,100 | 2,114 | 2003 | 1974 |
| Houston, TX | 10,183 | 860 | 18,715 | — | 860 | 18,715 | 1,636 | 2007 | 2006 |
| Houston, TX | — | 5,090 | 9,471 | — | 5,090 | 9,471 | 435 | 2007 | 2009 |
| Houston, TX | 10,549 | 630 | 5,970 | 750 | 630 | 6,720 | 1,597 | 2002 | 1995 |
| Howell, NJ | 10,741 | 1,050 | 21,703 | — | 1,050 | 21,703 | — | 2010 | 2007 |
| Huron, OH | — | 160 | 6,088 | 1,452 | 160 | 7,540 | 963 | 2005 | 1983 |
| Hutchinson, KS | — | 600 | 10,590 | — | 600 | 10,590 | 1,753 | 2004 | 1997 |
| Indianapolis, IN | — | 495 | 6,287 | 22,565 | 495 | 28,852 | 3,309 | 2006 | 1981 |
| Indianapolis, IN | — | 255 | 2,473 | 12,123 | 255 | 14,596 | 1,461 | 2006 | 1981 |
| Irving, TX | — | 1,030 | 6,823 | 267 | 1,030 | 7,090 | 436 | 2007 | 2008 |
| Jamestown, TN | — | — | 6,707 | — | — | 6,707 | 3,018 | 2004 | 1966 |
| Jefferson, OH | — | 80 | 9,120 | — | 80 | 9,120 | 1,321 | 2006 | 1984 |
| Jefferson City, MO | — | 370 | 6,730 | 301 | 370 | 7,031 | 3,727 | 2002 | 1982 |
| Jonesboro, GA | — | 460 | 1,304 | — | 460 | 1,304 | 281 | 2003 | 1992 |
| Jonesboro, GA | — | 840 | 1,921 | — | 840 | 1,921 | 558 | 2003 | 1992 |
| Kalida, OH | — | 480 | 8,173 | — | 480 | 8,173 | 796 | 2006 | 2007 |
| Kalispell, MT | — | 360 | 3,282 | — | 360 | 3,282 | 1,096 | 1998 | 1998 |
| Kansas City, MO | 6,097 | 1,820 | 34,898 | — | 1,820 | 34,898 | — | 2010 | 1980 |
| Kansas City, MO | 7,455 | 1,930 | 39,997 | — | 1,930 | 39,997 | — | 2010 | 1986 |
| Kenner, LA | — | 1,100 | 10,036 | 125 | 1,100 | 10,161 | 5,565 | 1998 | 2000 |
| Kennett Square, PA | — | 1,050 | 22,946 | — | 1,050 | 22,946 | — | 2010 | 2008 |
| Kennewick, WA | 9,320 | 1,820 | 27,991 | — | 1,820 | 27,991 | 660 | 2010 | 1994 |
| Kenosha, WI | — | 1,500 | 9,139 | — | 1,500 | 9,139 | 475 | 2007 | 2009 |
| Kent, WA | — | 940 | 20,318 | 10,381 | 940 | 30,699 | 2,031 | 2007 | 2000 |
| Kirkland, WA | — | 1,880 | 4,315 | — | 1,880 | 4,315 | 893 | 2003 | 1996 |
| Kissimmee, FL | — | 230 | 3,854 | — | 230 | 3,854 | 710 | 2004 | 1972 |

| Description | Encumbrances | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings & Improvements | | Land | Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
| | | | | (Dollars in thousands) | | | | | |
| LaBelle, FL | — | 60 | 4,946 | — | 60 | 4,946 | 989 | 2004 | 1986 |
| Lake Havasu City, AZ | — | 450 | 4,223 | — | 450 | 4,223 | 1,343 | 1998 | 1999 |
| Lake Havasu City, AZ | — | 110 | 2,244 | 136 | 110 | 2,380 | 798 | 1998 | 1994 |
| Lake Placid, FL | — | 150 | 12,850 | — | 150 | 12,850 | 2,415 | 2004 | 1984 |
| Lancaster, CA | 10,763 | 700 | 15,295 | — | 700 | 15,295 | 405 | 2010 | 1999 |
| Lawrenceville, VA | — | 170 | 4,780 | — | 170 | 4,780 | 294 | 2008 | 1989 |
| Lecanto, FL | — | 200 | 6,900 | — | 200 | 6,900 | 1,217 | 2004 | 1986 |
| Lee, MA | — | 290 | 18,135 | 926 | 290 | 19,061 | 4,534 | 2002 | 1998 |
| Lenoir, NC | — | 190 | 3,748 | 641 | 190 | 4,389 | 910 | 2003 | 1998 |
| Lexington, NC | — | 200 | 3,900 | 1,015 | 200 | 4,915 | 1,111 | 2002 | 1997 |
| Lincoln, NE | 5,435 | 390 | 13,807 | — | 390 | 13,807 | 233 | 2010 | 2000 |
| Linwood, NJ | — | 800 | 21,984 | — | 800 | 21,984 | — | 2010 | 1997 |
| Litchfield, CT | — | 1,240 | 17,908 | — | 1,240 | 17,908 | — | 2010 | 1998 |
| Little Neck, NY | — | 3,350 | 38,461 | — | 3,350 | 38,461 | — | 2010 | 2000 |
| Littleton, MA | — | 1,240 | 2,910 | — | 1,240 | 2,910 | 863 | 1996 | 1975 |
| Loma Linda, CA | — | 2,214 | 9,586 | — | 2,214 | 9,586 | 836 | 2008 | 1976 |
| Longview, TX | — | 293 | 1,707 | — | 293 | 1,707 | 386 | 2005 | 1971 |
| Longview, TX | — | 610 | 5,520 | — | 610 | 5,520 | 534 | 2006 | 2007 |
| Longwood, FL | — | 480 | 7,520 | — | 480 | 7,520 | 1,408 | 2004 | 1980 |
| Los Angeles, CA | — | — | 11,430 | — | — | 11,430 | 246 | 2008 | 2008 |
| Louisville, KY | — | 490 | 10,010 | — | 490 | 10,010 | 1,943 | 2005 | 1978 |
| Louisville, KY | — | 430 | 7,135 | 163 | 430 | 7,298 | 1,990 | 2002 | 1974 |
| Louisville, KY | — | 350 | 4,675 | 109 | 350 | 4,784 | 1,334 | 2002 | 1975 |
| Lufkin, TX | — | 343 | 1,184 | — | 343 | 1,184 | 389 | 2005 | 1919 |
| Manassas, VA | — | 750 | 7,446 | — | 750 | 7,446 | 1,473 | 2003 | 1996 |
| Manchester, NH | — | 340 | 4,360 | 159 | 340 | 4,519 | 681 | 2005 | 1984 |
| Mansfield, TX | — | 660 | 5,251 | — | 660 | 5,251 | 513 | 2006 | 2007 |
| Manteca, CA | 6,445 | 1,300 | 12,125 | 1,309 | 1,300 | 13,434 | 1,677 | 2005 | 1985 |
| Margate, FL | — | 500 | 7,303 | 2,459 | 500 | 9,762 | 6,606 | 1998 | 1972 |
| Marianna, FL | — | 340 | 8,910 | — | 340 | 8,910 | 1,076 | 2006 | 1997 |
| Martinsville, VA | — | 349 | — | — | 349 | — | — | 2003 | |
| Marysville, CA | — | 450 | 4,172 | 44 | 450 | 4,216 | 1,176 | 1998 | 1999 |
| Marysville, WA | 4,775 | 620 | 4,780 | 229 | 620 | 5,009 | 926 | 2003 | 1998 |
| Matthews, NC | — | 560 | 4,738 | — | 560 | 4,738 | 1,021 | 2003 | 1998 |
| McConnelsville, OH | — | 190 | 7,060 | — | 190 | 7,060 | 40 | 2010 | 1946 |
| McHenry, IL | — | 1,632 | — | — | 1,632 | — | — | 2006 | |
| McHenry, IL | — | 3,550 | 15,300 | 6,718 | 3,550 | 22,018 | 1,962 | 2006 | 2004 |
| McKinney, TX | — | 1,570 | 7,389 | — | 1,570 | 7,389 | 162 | 2009 | 2010 |
| Melbourne, FL | — | 7,070 | 48,257 | 970 | 7,070 | 49,227 | 1,934 | 2007 | 2009 |
| Melville, NY | — | 4,280 | 73,283 | — | 4,280 | 73,283 | — | 2010 | 2001 |
| Memphis, TN | — | 970 | 4,246 | — | 970 | 4,246 | 1,084 | 2003 | 1981 |
| Memphis, TN | — | 480 | 5,656 | — | 480 | 5,656 | 1,336 | 2003 | 1982 |
| Memphis, TN | — | 940 | 5,963 | — | 940 | 5,963 | 1,337 | 2004 | 1951 |
| Memphis, TN | — | 390 | 9,660 | — | 390 | 9,660 | — | 2010 | 1981 |
| Menomonee Falls, WI | — | 1,020 | 6,984 | — | 1,020 | 6,984 | 607 | 2006 | 2007 |
| Merrillville, IN | — | 643 | 7,084 | 3,526 | 643 | 10,610 | 5,090 | 1997 | 1999 |
| Mesa, AZ | 6,365 | 950 | 9,087 | 232 | 950 | 9,319 | 2,630 | 1999 | 2000 |
| Middleburg Heights, OH | — | 960 | 7,780 | — | 960 | 7,780 | 1,314 | 2004 | 1998 |
| Middleton, WI | — | 420 | 4,006 | 600 | 420 | 4,606 | 989 | 2001 | 1991 |
| Midland, MI | — | 200 | 11,025 | — | 200 | 11,025 | — | 2010 | 1994 |
| Midwest City, OK | — | 470 | 5,673 | — | 470 | 5,673 | 3,036 | 1998 | 1958 |
| Midwest City, OK | — | 484 | 5,516 | — | 484 | 5,516 | 937 | 2005 | 1987 |
| Mill Creek, WA | 30,914 | 10,150 | 60,274 | — | 10,150 | 60,274 | 1,339 | 2010 | 1998 |
| Missoula, MT | — | 550 | 7,490 | — | 550 | 7,490 | 1,084 | 2005 | 1998 |
| Monroe, NC | — | 470 | 3,681 | 648 | 470 | 4,329 | 921 | 2003 | 2001 |
| Monroe, NC | — | 310 | 4,799 | 857 | 310 | 5,656 | 1,133 | 2003 | 2000 |
| Monroe, NC | — | 450 | 4,021 | 114 | 450 | 4,135 | 875 | 2003 | 1997 |
| Monroe, WA | 14,585 | 2,560 | 34,460 | — | 2,560 | 34,460 | 776 | 2010 | 1994 |
| Monteagle, TN | — | 310 | 3,318 | — | 310 | 3,318 | 830 | 2003 | 1980 |
| Monterey, TN | — | — | 4,195 | — | — | 4,195 | 1,888 | 2004 | 1977 |
| Monticello, FL | — | 140 | 4,471 | — | 140 | 4,471 | 920 | 2004 | 1986 |
| Moorestown, NJ | — | 2,060 | 51,628 | — | 2,060 | 51,628 | — | 2010 | 2000 |
| Morehead City, NC | — | 200 | 3,104 | 1,648 | 200 | 4,752 | 1,345 | 1999 | 1999 |
| Morgantown, KY | — | 380 | 3,705 | — | 380 | 3,705 | 876 | 2003 | 1965 |
| Moss Point, MS | — | 120 | 7,280 | — | 120 | 7,280 | 1,392 | 2004 | 1933 |
| Mount Airy, NC | — | 270 | 6,430 | 118 | 270 | 6,548 | 851 | 2005 | 1998 |
| Mountain City, TN | — | 220 | 5,896 | 660 | 220 | 6,556 | 2,958 | 2001 | 1976 |
| Mt. Vernon, WA | — | 400 | 2,200 | 156 | 400 | 2,356 | 249 | 2006 | 2001 |
| Myrtle Beach, SC | — | 6,890 | 41,526 | 283 | 6,890 | 41,809 | 1,681 | 2007 | 2009 |
| Nacogdoches, TX | — | 390 | 5,754 | — | 390 | 5,754 | 546 | 2006 | 2007 |
| Naples, FL | — | 1,716 | 17,306 | 923 | 1,716 | 18,229 | 12,497 | 1997 | 1999 |

| Description | Encumbrances | Initial Cost to Company: Land | Initial Cost to Company: Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period: Land | Gross Amount at Which Carried at Close of Period: Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | | | | |
| Naples, FL | — | 550 | 5,450 | — | 550 | 5,450 | 1,024 | 2004 | 1968 |
| Nashville, TN | — | 4,910 | 29,590 | — | 4,910 | 29,590 | 1,983 | 2008 | 2007 |
| Natchitoches, LA | — | 190 | 4,096 | — | 190 | 4,096 | 717 | 2005 | 1975 |
| Needham, MA | — | 1,610 | 13,715 | 366 | 1,610 | 14,081 | 3,707 | 2002 | 1994 |
| Neenah, WI | — | 630 | 15,120 | — | 630 | 15,120 | 234 | 2010 | 1991 |
| New Haven, IN | — | 176 | 3,524 | — | 176 | 3,524 | 787 | 2004 | 1981 |
| New Haven, CT | — | 160 | 4,778 | 1,682 | 160 | 6,460 | 1,877 | 2006 | 1958 |
| New York, NY | — | 1,440 | 21,460 | 975 | 1,440 | 22,435 | 2,273 | 2006 | 1959 |
| Newark, DE | — | 560 | 21,220 | — | 560 | 21,220 | 3,452 | 2004 | 1998 |
| Newburyport, MA | — | 960 | 8,290 | — | 960 | 8,290 | 1,988 | 2002 | 1999 |
| Norman, OK | — | 55 | 1,484 | — | 55 | 1,484 | 688 | 1995 | 1995 |
| North Augusta, SC | — | 332 | 2,558 | — | 332 | 2,558 | 866 | 1999 | 1998 |
| North Miami, FL | — | 430 | 3,918 | — | 430 | 3,918 | 985 | 2004 | 1968 |
| North Miami, FL | — | 440 | 4,830 | — | 440 | 4,830 | 992 | 2004 | 1963 |
| North Miami Beach, FL | — | 300 | 5,709 | 2,006 | 300 | 7,715 | 5,145 | 1998 | 1987 |
| Norwalk, CT | — | 410 | 2,118 | 2,973 | 410 | 5,091 | 1,581 | 2004 | 1971 |
| Ocala, FL | — | 1,340 | 10,564 | — | 1,340 | 10,564 | 374 | 2008 | 2009 |
| Ogden, UT | — | 360 | 6,700 | — | 360 | 6,700 | 1,144 | 2004 | 1998 |
| Oklahoma City, OK | — | 510 | 10,694 | — | 510 | 10,694 | 1,463 | 1998 | 1979 |
| Oklahoma City, OK | — | 590 | 7,513 | — | 590 | 7,513 | 518 | 2007 | 2008 |
| Oklahoma City, OK | — | 760 | 7,017 | — | 760 | 7,017 | 358 | 2007 | 2009 |
| Olympia, WA | 7,387 | 550 | 16,689 | — | 550 | 16,689 | 434 | 2010 | 1995 |
| Omaha, NE | — | 370 | 10,230 | — | 370 | 10,230 | 183 | 2010 | 1998 |
| Omaha, NE | 4,681 | 380 | 8,864 | — | 380 | 8,864 | 157 | 2010 | 1999 |
| Oneonta, NY | — | 80 | 5,020 | — | 80 | 5,020 | 424 | 2007 | 1996 |
| Ormond Beach, FL | — | — | 2,739 | 73 | — | 2,812 | 1,213 | 2002 | 1983 |
| Oshkosh, WI | — | 900 | 3,800 | 3,687 | 900 | 7,487 | 872 | 2006 | 2005 |
| Oshkosh, WI | — | 400 | 23,237 | — | 400 | 23,237 | 1,212 | 2007 | 2008 |
| Oswego, IL | — | 900 | 8,047 | — | 900 | 8,047 | 505 | 2006 | 2008 |
| Overland Park, KS | — | 1,120 | 8,360 | — | 1,120 | 8,360 | 1,259 | 2005 | 1970 |
| Overland Park, KS | — | 3,730 | 27,076 | 340 | 3,730 | 27,416 | 768 | 2008 | 2009 |
| Overland Park, KS | — | 4,500 | 29,105 | — | 4,500 | 29,105 | — | 2010 | 1988 |
| Owasso, OK | — | 215 | 1,380 | — | 215 | 1,380 | 544 | 1996 | 1996 |
| Owensboro, KY | — | 240 | 6,760 | — | 240 | 6,760 | 1,134 | 1993 | 1966 |
| Owensboro, KY | — | 225 | 13,275 | — | 225 | 13,275 | 2,135 | 2005 | 1964 |
| Owenton, KY | — | 100 | 2,400 | — | 100 | 2,400 | 474 | 2005 | 1979 |
| Oxford, MI | 12,094 | 1,430 | 15,791 | — | 1,430 | 15,791 | — | 2010 | 2001 |
| Palestine, TX | — | 180 | 4,320 | 1,300 | 180 | 5,620 | 579 | 2006 | 2005 |
| Palm Coast, FL | — | 870 | 10,957 | — | 870 | 10,957 | 259 | 2008 | 2010 |
| Panama City, FL | — | 300 | 9,200 | — | 300 | 9,200 | 1,734 | 2004 | 1992 |
| Paris, TX | — | 490 | 5,452 | — | 490 | 5,452 | 1,513 | 2005 | 2006 |
| Pasadena, TX | 10,207 | 720 | 24,080 | — | 720 | 24,080 | 2,390 | 2007 | 2005 |
| Paso Robles, CA | — | 1,770 | 8,630 | — | 1,770 | 8,630 | 2,143 | 2002 | 1998 |
| Pawleys Island, SC | — | 2,020 | 32,590 | 5,249 | 2,020 | 37,839 | 4,609 | 2005 | 1997 |
| Pigeon Forge, TN | — | 320 | 4,180 | 117 | 320 | 4,297 | 1,236 | 2001 | 1986 |
| Pikesville, MD | — | 450 | 10,750 | — | 450 | 10,750 | 1,124 | 2007 | 1983 |
| Pinehurst, NC | — | 290 | 2,690 | 484 | 290 | 3,174 | 699 | 2003 | 1998 |
| Piqua, OH | — | 204 | 1,885 | — | 204 | 1,885 | 665 | 1997 | 1997 |
| Pittsburgh, PA | — | 1,750 | 8,572 | 115 | 1,750 | 8,687 | 1,408 | 2005 | 1998 |
| Plano, TX | — | 1,305 | 9,095 | 952 | 1,305 | 10,047 | 1,515 | 2005 | 1977 |
| Plattsmouth, NE | — | 250 | 5,650 | — | 250 | 5,650 | 107 | 2010 | 1999 |
| Plymouth, MI | 12,876 | 1,490 | 19,990 | — | 1,490 | 19,990 | — | 2010 | 1972 |
| Port St. Joe, FL | — | 370 | 2,055 | — | 370 | 2,055 | 666 | 2004 | 1982 |
| Port St. Lucie, FL | — | 8,700 | 47,230 | — | 8,700 | 47,230 | 932 | 2008 | 2010 |
| Post Falls, ID | — | 2,700 | 14,217 | 2,181 | 2,700 | 16,398 | 920 | 2007 | 2008 |
| Prospect, CT | — | 820 | 1,441 | 2,503 | 820 | 3,944 | 1,356 | 2004 | 1970 |
| Pueblo, CO | — | 370 | 6,051 | — | 370 | 6,051 | 2,460 | 1998 | 1989 |
| Puyallup, WA | 11,830 | 1,150 | 20,776 | — | 1,150 | 20,776 | 522 | 2010 | 1985 |
| Quincy, FL | — | 200 | 5,333 | — | 200 | 5,333 | 1,105 | 2004 | 1983 |
| Quincy, MA | — | 2,690 | 15,410 | — | 2,690 | 15,410 | 2,436 | 2004 | 1999 |
| Quitman, MS | — | 60 | 10,340 | — | 60 | 10,340 | 1,861 | 2004 | 1976 |
| Raleigh, NC | — | 10,000 | — | — | 10,000 | — | — | 2008 | |
| Raytown, MO | — | 510 | 5,490 | — | 510 | 5,490 | 573 | 2006 | 2000 |
| Rehoboth Beach, DE | — | 960 | 24,248 | — | 960 | 24,248 | — | 2010 | 1999 |
| Reidsville, NC | — | 170 | 3,830 | 857 | 170 | 4,687 | 1,073 | 2002 | 1998 |
| Reno, NV | — | 1,060 | 11,440 | — | 1,060 | 11,440 | 1,931 | 2004 | 1998 |
| Richmond, VA | — | 1,211 | 2,889 | — | 1,211 | 2,889 | 897 | 2003 | 1995 |
| Richmond, VA | — | 760 | 12,640 | — | 760 | 12,640 | 1,349 | 2007 | 1969 |
| Ridgeland, MS | — | 520 | 7,675 | — | 520 | 7,675 | 1,521 | 2003 | 1997 |
| Ridgely, TN | — | 300 | 5,700 | 97 | 300 | 5,797 | 1,534 | 2001 | 1990 |
| Ringgold, LA | — | 30 | 4,174 | — | 30 | 4,174 | 705 | 2005 | 1984 |

| Description | Encumbrances | Initial Cost to Company: Land | Initial Cost to Company: Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period: Land | Gross Amount at Which Carried at Close of Period: Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | | | | |
| Rockledge, FL | — | 360 | 4,117 | — | 360 | 4,117 | 1,390 | 2001 | 1970 |
| Rockwood, TN | — | 500 | 7,116 | 741 | 500 | 7,857 | 2,082 | 2001 | 1979 |
| Rocky Hill, CT | — | 1,460 | 7,040 | — | 1,460 | 7,040 | 1,857 | 2002 | 1998 |
| Rocky Hill, CT | — | 1,090 | 6,710 | 1,500 | 1,090 | 8,210 | 1,403 | 2003 | 1996 |
| Rogersville, TN | — | 350 | 3,278 | — | 350 | 3,278 | 822 | 2003 | 1980 |
| Rohnert Park, CA | 14,280 | 6,500 | 18,700 | 1,125 | 6,500 | 19,825 | 2,530 | 2005 | 1985 |
| Romeoville, IL | — | 854 | 12,646 | 58,220 | 6,100 | 65,620 | 1,536 | 2006 | 2010 |
| Romeoville, IL | — | 1,895 | — | — | 1,895 | — | — | 2006 | |
| Roswell, GA | 8,211 | 1,107 | 9,627 | 358 | 1,107 | 9,985 | 5,611 | 1997 | 1999 |
| Royal Palm Beach, FL | — | 980 | 8,320 | — | 980 | 8,320 | 1,604 | 2004 | 1984 |
| Ruston, LA | — | 130 | 9,403 | — | 130 | 9,403 | 1,407 | 2005 | 1965 |
| Sacramento, CA | 9,834 | 940 | 14,781 | — | 940 | 14,781 | 404 | 2010 | 1978 |
| Saint Simons Island, GA | — | 6,440 | 50,060 | 963 | 6,440 | 51,023 | 3,212 | 2008 | 2007 |
| Salem, OR | — | 449 | 5,172 | — | 449 | 5,172 | 1,727 | 1999 | 1998 |
| Salisbury, NC | — | 370 | 5,697 | 168 | 370 | 5,865 | 1,187 | 2003 | 1997 |
| San Angelo, TX | — | 260 | 8,800 | — | 260 | 8,800 | 1,456 | 2004 | 1997 |
| San Antonio, TX | 11,026 | 560 | 7,315 | — | 560 | 7,315 | 1,817 | 2002 | 2000 |
| San Antonio, TX | 10,163 | 640 | 13,360 | — | 640 | 13,360 | 1,386 | 2007 | 2004 |
| San Juan Capistrano, CA | — | 1,390 | 6,942 | — | 1,390 | 6,942 | 1,839 | 2000 | 2001 |
| San Ramon, CA | 9,851 | 2,430 | 17,488 | — | 2,430 | 17,488 | 467 | 2010 | 1989 |
| Sarasota, FL | — | 475 | 3,175 | — | 475 | 3,175 | 1,326 | 1996 | 1995 |
| Sarasota, FL | — | 560 | 8,474 | — | 560 | 8,474 | 2,703 | 1999 | 2000 |
| Sarasota, FL | — | 600 | 3,400 | — | 600 | 3,400 | 713 | 2004 | 1982 |
| Scituate, MA | — | 1,740 | 10,640 | — | 1,740 | 10,640 | 1,484 | 2005 | 1976 |
| Scottsdale, AZ | — | 2,500 | 3,890 | 710 | 2,500 | 4,600 | 291 | 2008 | 1999 |
| Seattle, WA | 7,921 | 5,190 | 9,350 | — | 5,190 | 9,350 | 389 | 2010 | 1962 |
| Seattle, WA | 8,040 | 3,420 | 15,555 | — | 3,420 | 15,555 | 444 | 2010 | 2000 |
| Seattle, WA | 9,548 | 2,630 | 10,257 | — | 2,630 | 10,257 | 328 | 2010 | 2003 |
| Seattle, WA | 29,655 | 10,670 | 37,291 | — | 10,670 | 37,291 | 919 | 2010 | 2005 |
| Selbyville, DE | — | 750 | 25,912 | — | 750 | 25,912 | — | 2010 | 2008 |
| Seven Fields, PA | — | 484 | 4,663 | 59 | 484 | 4,722 | 1,585 | 1999 | 1999 |
| Seville, OH | — | 230 | 1,770 | — | 230 | 1,770 | 387 | 2005 | 1981 |
| Shawnee, OK | — | 80 | 1,400 | — | 80 | 1,400 | 574 | 1996 | 1995 |
| Sheboygan, WI | — | 80 | 5,320 | 3,774 | 80 | 9,094 | 663 | 2006 | 2006 |
| Shelby, MS | — | 60 | 5,340 | — | 60 | 5,340 | 991 | 2004 | 1979 |
| Shelbyville, KY | — | 630 | 3,870 | — | 630 | 3,870 | 630 | 2005 | 1965 |
| Sherman, TX | — | 700 | 5,221 | — | 700 | 5,221 | 565 | 2005 | 2006 |
| Shrewsbury, NJ | — | 2,120 | 38,116 | — | 2,120 | 38,116 | — | 2010 | 2000 |
| Silvis, IL | — | 880 | 16,420 | — | 880 | 16,420 | 147 | 2010 | 2005 |
| Smithfield, NC | — | 290 | 5,680 | — | 290 | 5,680 | 1,169 | 2003 | 1998 |
| Sonoma, CA | 15,400 | 1,100 | 18,400 | 869 | 1,100 | 19,269 | 2,467 | 2005 | 1988 |
| South Boston, MA | — | 385 | 2,002 | 5,218 | 385 | 7,220 | 2,460 | 1995 | 1961 |
| South Pittsburg, TN | — | 430 | 5,628 | — | 430 | 5,628 | 1,193 | 2004 | 1979 |
| Sparks, NV | — | 3,700 | 46,526 | — | 3,700 | 46,526 | 1,789 | 2007 | 2009 |
| Spartanburg, SC | — | 3,350 | 15,750 | 9,028 | 3,350 | 24,778 | 2,498 | 2005 | 1997 |
| Spring City, TN | — | 420 | 6,085 | 2,579 | 420 | 8,664 | 2,179 | 2001 | 1987 |
| St. Charles, IL | — | 990 | 15,265 | — | 990 | 15,265 | 647 | 2006 | 2009 |
| St. Louis, MO | — | 750 | 6,030 | — | 750 | 6,030 | 1,436 | 1995 | 1994 |
| St. Louis, MO | — | 1,890 | 14,430 | — | 1,890 | 14,430 | — | 2010 | 1963 |
| Stanwood, WA | 10,501 | 2,260 | 28,474 | — | 2,260 | 28,474 | 689 | 2010 | 1998 |
| Starke, FL | — | 120 | 10,180 | — | 120 | 10,180 | 1,903 | 2004 | 1990 |
| Statesville, NC | — | 150 | 1,447 | 266 | 150 | 1,713 | 376 | 2003 | 1990 |
| Statesville, NC | — | 310 | 6,183 | 8 | 310 | 6,191 | 1,228 | 2003 | 1996 |
| Statesville, NC | — | 140 | 3,627 | — | 140 | 3,627 | 746 | 2003 | 1999 |
| Staunton, VA | — | 310 | 11,090 | — | 310 | 11,090 | 1,196 | 2007 | 1959 |
| Stillwater, OK | — | 80 | 1,400 | — | 80 | 1,400 | 577 | 1995 | 1995 |
| Stockton, CA | 6,773 | 2,280 | 5,983 | — | 2,280 | 5,983 | 254 | 2010 | 1988 |
| Stuart, FL | — | 390 | 8,110 | — | 390 | 8,110 | 1,503 | 2004 | 1985 |
| Swanton, OH | — | 330 | 6,370 | — | 330 | 6,370 | 1,132 | 2004 | 1950 |
| Tampa, FL | — | 830 | 6,370 | — | 830 | 6,370 | 1,470 | 2004 | 1968 |
| Texarkana, TX | — | 192 | 1,403 | — | 192 | 1,403 | 552 | 1996 | 1996 |
| Toledo, OH | 16,896 | 2,040 | 47,129 | — | 2,040 | 47,129 | — | 2010 | 1985 |
| Toms River, NJ | — | 1,610 | 34,627 | — | 1,610 | 34,627 | — | 2010 | 2005 |
| Torrington, CT | — | 360 | 1,261 | 1,274 | 360 | 2,535 | 767 | 2004 | 1966 |
| Troy, OH | — | 200 | 2,000 | 4,254 | 200 | 6,254 | 832 | 1997 | 1997 |
| Troy, OH | — | 470 | 16,730 | — | 470 | 16,730 | 2,862 | 2004 | 1971 |
| Tucson, AZ | — | 930 | 13,399 | — | 930 | 13,399 | 1,923 | 2005 | 1985 |
| Tulsa, OK | — | 1,390 | 7,110 | — | 1,390 | 7,110 | 127 | 2010 | 1998 |
| Tulsa, OK | 6,579 | 1,330 | 21,285 | — | 1,330 | 21,285 | — | 2010 | 1986 |
| Tulsa, OK | 8,598 | 1,500 | 20,861 | — | 1,500 | 20,861 | — | 2010 | 1984 |
| Twin Falls, ID | — | 550 | 14,740 | — | 550 | 14,740 | 3,557 | 2002 | 1991 |

| Description | Encumbrances | Initial Cost to Company: Land | Initial Cost to Company: Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period: Land | Gross Amount at Which Carried at Close of Period: Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (Dollars in thousands) | | | | | |
| Tyler, TX | — | 650 | 5,268 | — | 650 | 5,268 | 511 | 2006 | 2007 |
| Uhrichsville, OH | — | 24 | 6,716 | — | 24 | 6,716 | 925 | 2006 | 1977 |
| Vacaville, CA | 14,683 | 900 | 17,100 | 1,127 | 900 | 18,227 | 2,312 | 2005 | 1986 |
| Vallejo, CA | 22,409 | 4,000 | 18,000 | 1,341 | 4,000 | 19,341 | 2,428 | 2005 | 1989 |
| Vallejo, CA | — | 2,330 | 15,407 | — | 2,330 | 15,407 | 444 | 2010 | 1990 |
| Valparaiso, IN | — | 112 | 2,558 | — | 112 | 2,558 | 688 | 2001 | 1998 |
| Valparaiso, IN | — | 108 | 2,962 | — | 108 | 2,962 | 780 | 2001 | 1999 |
| Vancouver, WA | 10,000 | 1,820 | 19,042 | — | 1,820 | 19,042 | 484 | 2010 | 2006 |
| Venice, FL | — | 500 | 6,000 | — | 500 | 6,000 | 1,108 | 2004 | 1987 |
| Venice, FL | — | 1,150 | 10,674 | — | 1,150 | 10,674 | 302 | 2008 | 2009 |
| Vero Beach, FL | — | 263 | 3,187 | — | 263 | 3,187 | 830 | 2001 | 1999 |
| Vero Beach, FL | — | 297 | 3,263 | — | 297 | 3,263 | 858 | 2001 | 1996 |
| Vero Beach, FL | — | 2,930 | 40,070 | 3,202 | 2,930 | 43,272 | 3,677 | 2007 | 2003 |
| W. Hartford, CT | — | 2,650 | 5,980 | — | 2,650 | 5,980 | 1,146 | 2004 | 1905 |
| Wake Forest, NC | — | 200 | 3,003 | 1,742 | 200 | 4,745 | 1,417 | 1998 | 1999 |
| Wareham, MA | — | 875 | 10,313 | 1,701 | 875 | 12,014 | 2,917 | 2002 | 1989 |
| Warren, OH | — | 240 | 3,810 | — | 240 | 3,810 | 660 | 2005 | 1973 |
| Waterbury, CT | — | 370 | 2,166 | 1,859 | 370 | 4,025 | 1,085 | 2006 | 1972 |
| Waterford, CT | — | 1,360 | 12,540 | — | 1,360 | 12,540 | 3,043 | 2002 | 2000 |
| Waukesha, WI | — | 1,100 | 14,910 | — | 1,100 | 14,910 | 402 | 2008 | 2009 |
| Waxahachie, TX | — | 650 | 5,763 | — | 650 | 5,763 | 410 | 2007 | 2008 |
| Weatherford, TX | — | 660 | 5,261 | — | 660 | 5,261 | 514 | 2006 | 2007 |
| Webster, TX | 9,713 | 360 | 5,940 | — | 360 | 5,940 | 1,470 | 2002 | 2000 |
| West Haven, CT | — | 580 | 1,620 | 1,529 | 580 | 3,149 | 1,019 | 2004 | 1971 |
| West Worthington, OH | — | 510 | 5,090 | — | 510 | 5,090 | 733 | 2006 | 1980 |
| Westerville, OH | — | 740 | 8,287 | 2,736 | 740 | 11,023 | 5,344 | 1998 | 2001 |
| Westlake, OH | — | 1,330 | 17,926 | — | 1,330 | 17,926 | 4,559 | 2001 | 1985 |
| Westlake, OH | — | 571 | 5,411 | — | 571 | 5,411 | 2,121 | 1998 | 1957 |
| Westmoreland, TN | — | 330 | 1,822 | 2,634 | 330 | 4,456 | 1,218 | 2001 | 1994 |
| White Hall, IL | — | 50 | 5,550 | 670 | 50 | 6,220 | 3,316 | 2002 | 1971 |
| White Lake, MI | 11,145 | 2,920 | 20,179 | — | 2,920 | 20,179 | — | 2010 | 2000 |
| Whitemarsh, PA | — | 2,310 | 6,190 | 1,702 | 2,310 | 7,892 | 1,236 | 2005 | 1967 |
| Whittier, CA | 12,295 | 4,470 | 22,151 | — | 4,470 | 22,151 | 596 | 2010 | 1988 |
| Wichita, KS | — | 1,400 | 11,000 | — | 1,400 | 11,000 | 1,289 | 2006 | 1997 |
| Williamsburg, VA | — | 1,360 | 7,440 | — | 1,360 | 7,440 | 805 | 2007 | 1970 |
| Williamstown, KY | — | 70 | 6,430 | — | 70 | 6,430 | 1,044 | 2005 | 1987 |
| Wilmington, NC | — | 210 | 2,991 | — | 210 | 2,991 | 990 | 1999 | 1999 |
| Winchester, VA | — | 640 | 1,510 | — | 640 | 1,510 | 112 | 2008 | 1964 |
| Winston-Salem, NC | — | 360 | 2,514 | 459 | 360 | 2,973 | 630 | 2003 | 1996 |
| Winston-Salem, NC | — | 5,700 | 13,550 | 13,154 | 5,700 | 26,704 | 2,730 | 2005 | 1997 |
| Woodbridge, VA | — | 680 | 4,423 | 330 | 680 | 4,753 | 1,155 | 2002 | 1977 |
| Worcester, MA | — | 3,500 | 54,099 | — | 3,500 | 54,099 | 1,448 | 2007 | 2009 |
| Worcester, MA | — | 2,300 | 9,060 | — | 2,300 | 9,060 | 576 | 2008 | 1993 |
| Zionsville, IN | — | 1,610 | 22,400 | — | 1,610 | 22,400 | 148 | 2010 | 2009 |
| **Total senior housing and care facilities** | **660,567** | **479,062** | **4,993,512** | **330,111** | **484,308** | **5,318,377** | **599,276** | | |
| **Medical facilities:** | | | | | | | | | |
| Akron, OH | — | 300 | 20,200 | — | 300 | 20,200 | 528 | 2009 | 2008 |
| Amarillo, TX | — | 72 | 11,928 | 1,400 | 72 | 13,328 | 1,793 | 2005 | 1986 |
| Arcadia, CA | 10,154 | 5,408 | 23,219 | 1,082 | 5,618 | 24,091 | 3,567 | 2006 | 1984 |
| Atlanta, GA | — | 4,931 | 18,720 | 1,481 | 5,293 | 19,839 | 3,691 | 2006 | 1992 |
| Austell, GA | — | 2,223 | 7,982 | 59 | 2,223 | 8,041 | 2,048 | 2006 | 1999 |
| Bartlett, TN | 8,498 | 187 | 15,015 | 657 | 187 | 15,672 | 2,205 | 2007 | 2004 |
| Boynton Beach, FL | 4,225 | 214 | 6,574 | 206 | 214 | 6,780 | 978 | 2007 | 2004 |
| Boynton Beach, FL | 4,603 | 2,048 | 7,692 | 188 | 2,048 | 7,880 | 1,620 | 2006 | 1995 |
| Boynton Beach, FL | 4,129 | 2,048 | 7,403 | 645 | 2,048 | 8,048 | 1,169 | 2006 | 1997 |
| Boynton Beach, FL | 6,164 | 109 | 11,235 | 458 | 117 | 11,685 | 1,624 | 2007 | 1996 |
| Boardman, OH | — | 1,200 | 12,800 | — | 1,200 | 12,800 | 862 | 2008 | 2008 |
| Boardman, OH | — | 80 | 13,619 | — | 80 | 13,619 | — | 2010 | 2007 |
| Bellaire, TX | — | 4,551 | 45,900 | 205 | 4,551 | 46,105 | 5,270 | 2006 | 2005 |
| Bellaire, TX | — | 2,972 | 33,445 | 1,238 | 2,972 | 34,683 | 4,462 | 2006 | 2005 |
| Birmingham, AL | — | 651 | 39,552 | 1,157 | 651 | 40,709 | 6,014 | 2006 | 1971 |
| Bowling Green, KY | — | 3,800 | 26,700 | 45 | 3,800 | 26,745 | 1,726 | 2008 | 1992 |
| Bellingham, MA | — | 9,270 | — | — | 9,270 | — | — | 2010 | |
| Bellevue, NE | — | 4,500 | 99,186 | — | 4,500 | 99,186 | 1,465 | 2008 | 2010 |
| Bellevue, NE | — | — | 15,833 | — | — | 15,833 | 239 | 2010 | 2010 |
| Boca Raton, FL | 13,809 | 109 | 34,002 | 934 | 124 | 34,921 | 5,075 | 2006 | 1995 |
| Bridgeton, MO | 11,972 | 450 | 21,221 | — | 450 | 21,221 | — | 2010 | 2006 |
| Cedar Grove, WI | — | 113 | 618 | — | 113 | 618 | 19 | 2010 | 1986 |
| Clarkson Valley, MO | — | — | — | 35,592 | — | 35,592 | 568 | 2009 | 2010 |

| Description | Encumbrances | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings & Improvements | | Land | Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
| | | | | (Dollars in thousands) | | | | | |
| Claremore, OK | 8,357 | 132 | 12,829 | 270 | 132 | 13,099 | 1,811 | 2007 | 2005 |
| Corpus Christi, TX | — | 77 | 3,923 | — | 77 | 3,923 | 653 | 2005 | 1968 |
| Coral Springs, FL | — | 1,598 | 10,627 | 541 | 1,635 | 11,131 | 1,967 | 2006 | 1993 |
| Covington, KY | — | 1,290 | 8,093 | 1,150 | 1,290 | 9,243 | 261 | 2008 | 2009 |
| Dallas, TX | 15,533 | 137 | 28,690 | 257 | 137 | 28,947 | 4,174 | 2006 | 1995 |
| Denton, TX | 12,327 | — | 19,407 | 395 | — | 19,802 | 2,180 | 2007 | 2005 |
| Delray Beach, FL | — | 1,882 | 34,767 | 3,333 | 1,941 | 38,041 | 6,299 | 2006 | 1985 |
| Durham, NC | — | 6,814 | 10,825 | 1,838 | 7,007 | 12,470 | 3,451 | 2006 | 1980 |
| Durham, NC | — | — | — | 157 | 13 | 144 | 52 | 2006 | 1980 |
| Edina, MN | 6,033 | 310 | 15,132 | — | 310 | 15,132 | — | 2010 | 2003 |
| El Paso, TX | — | 112 | 15,888 | 44 | 112 | 15,932 | 2,259 | 2005 | 1994 |
| El Paso, TX | 10,405 | 677 | 17,075 | 516 | 677 | 17,591 | 2,794 | 2006 | 1997 |
| El Paso, TX | — | 2,400 | 32,800 | 424 | 2,400 | 33,224 | 2,886 | 2008 | 2003 |
| El Paso, TX | — | 600 | 6,700 | — | 600 | 6,700 | 511 | 2008 | 2003 |
| Fayetteville, GA | 3,327 | 959 | 7,540 | 388 | 959 | 7,928 | 1,282 | 2006 | 1999 |
| Fresno, CA | — | 2,500 | 35,800 | 73 | 2,500 | 35,873 | 2,314 | 2008 | 1991 |
| Franklin, TN | — | 2,338 | 12,138 | 267 | 2,338 | 12,405 | 1,933 | 2007 | 1988 |
| Franklin, WI | 8,122 | 6,872 | 7,550 | — | 6,872 | 7,550 | 242 | 2010 | 1984 |
| Frisco, TX | 9,253 | — | 18,635 | 48 | — | 18,683 | 2,458 | 2007 | 2004 |
| Frisco, TX | — | — | 15,309 | 1,023 | — | 16,332 | 2,185 | 2007 | 2004 |
| Fort Wayne, IN | — | 170 | 8,232 | — | 170 | 8,232 | 722 | 2006 | 2006 |
| Green Bay, WI | 10,223 | — | 14,891 | — | — | 14,891 | 422 | 2010 | 2002 |
| Green Bay, WI | — | — | 31,794 | — | — | 31,794 | 1,010 | 2010 | 2002 |
| Glendale, CA | 8,311 | 37 | 18,398 | — | 37 | 18,398 | 2,421 | 2007 | 2002 |
| Gallatin, TN | — | 20 | 19,480 | — | 20 | 19,480 | — | 2010 | 1997 |
| Greeley, CO | — | 877 | 6,707 | — | 877 | 6,707 | 1,031 | 2007 | 1997 |
| Germantown, TN | — | 3,049 | 12,456 | 561 | 3,049 | 13,017 | 1,808 | 2006 | 2002 |
| Greeneville, TN | — | 970 | 10,032 | — | 970 | 10,032 | — | 2010 | 2005 |
| Jupiter, FL | 7,255 | 2,252 | 11,415 | 69 | 2,252 | 11,484 | 1,952 | 2006 | 2001 |
| Jupiter, FL | 4,518 | — | 5,858 | 2,868 | 2,825 | 5,901 | 943 | 2007 | 2004 |
| Killeen, TX | — | 760 | 22,977 | — | 760 | 22,977 | — | 2010 | 2010 |
| Kenosha, WI | 10,528 | — | 18,058 | — | — | 18,058 | 501 | 2010 | 1993 |
| Lafayette, LA | — | 1,928 | 10,483 | 26 | 1,928 | 10,509 | 1,629 | 2006 | 1993 |
| Lenexa, KS | 12,440 | 540 | 16,013 | — | 540 | 16,013 | — | 2010 | 2008 |
| Los Gatos, CA | — | 488 | 22,386 | 466 | 488 | 22,852 | 3,644 | 2006 | 1993 |
| Lakeway, TX | — | 2,801 | — | — | 2,801 | — | — | 2007 | |
| Lincoln, NE | 11,550 | 1,420 | 29,692 | — | 1,420 | 29,692 | — | 2010 | 2003 |
| Loxahatchee, FL | — | 1,340 | 6,509 | 10 | 1,340 | 6,519 | 1,004 | 2006 | 1993 |
| Loxahatchee, FL | 2,708 | 1,553 | 4,694 | 466 | 1,562 | 5,151 | 700 | 2006 | 1994 |
| Loxahatchee, FL | — | 1,637 | 5,048 | 762 | 1,646 | 5,801 | 752 | 2006 | 1997 |
| Los Alamitos, CA | 8,442 | — | 18,635 | 158 | 39 | 18,754 | 2,506 | 2007 | 2003 |
| Lake St Louis, MO | — | 240 | 11,937 | — | 240 | 11,937 | — | 2010 | 2008 |
| Las Vegas, NV | — | 6,127 | — | — | 6,127 | — | — | 2007 | |
| Las Vegas, NV | — | 6,734 | 54,886 | 89 | 6,734 | 54,975 | 7,170 | 2006 | 1991 |
| Las Vegas , NV | 6,058 | 74 | 15,287 | 250 | 74 | 15,537 | 2,756 | 2006 | 2000 |
| Las Vegas, NV | — | 2,319 | 4,612 | 688 | 2,319 | 5,300 | 785 | 2006 | 1991 |
| Las Vegas, NV | 3,095 | — | 6,921 | 499 | 433 | 6,987 | 998 | 2007 | 1997 |
| Lakewood, CA | — | 146 | 14,885 | 483 | 146 | 15,368 | 2,145 | 2006 | 1993 |
| Lawrenceville, GA | — | 2,279 | 10,732 | 49 | 2,298 | 10,762 | 1,706 | 2006 | 2001 |
| Lawrenceville, GA | — | 1,054 | 4,974 | 25 | 1,070 | 4,983 | 822 | 2006 | 2002 |
| Marinette, WI | 8,391 | — | 13,538 | — | — | 13,538 | 452 | 2010 | 2002 |
| Malabar, FL | — | 5,000 | 12,000 | — | 5,000 | 12,000 | — | 2010 | 2008 |
| Middletown, NY | — | 1,756 | 20,364 | 465 | 1,756 | 20,829 | 4,247 | 2006 | 1998 |
| Midwest City, OK | — | 146 | 3,854 | — | 146 | 3,854 | 625 | 2005 | 1996 |
| Melbourne, FL | — | 600 | 9,400 | — | 600 | 9,400 | — | 2010 | 1986 |
| Melbourne, FL | — | 1,400 | 24,400 | — | 1,400 | 24,400 | — | 2010 | 2003 |
| Melbourne, FL | — | 7,000 | 69,000 | — | 7,000 | 69,000 | — | 2010 | 2009 |
| Merced, CA | — | — | 13,772 | — | — | 13,772 | 417 | 2009 | 2010 |
| Mesa, AZ | — | 1,558 | 9,561 | 225 | 1,558 | 9,786 | 1,469 | 2008 | 1989 |
| Meridian, ID | — | 3,600 | 20,802 | 251 | 3,600 | 21,053 | 1,941 | 2006 | 2008 |
| Marlton, NJ | — | — | 38,300 | 36 | — | 38,336 | 2,475 | 2008 | 1994 |
| Merrillville, IN | — | 700 | 11,699 | 154 | 700 | 11,853 | 835 | 2007 | 2008 |
| Merrillville, IN | — | — | 22,134 | — | — | 22,134 | 1,623 | 2008 | 2006 |
| Morrow, GA | — | 818 | 8,064 | 151 | 834 | 8,199 | 1,213 | 2007 | 1990 |
| Mount Juliet, TN | 5,288 | 1,566 | 11,697 | — | 1,566 | 11,697 | 1,703 | 2007 | 2005 |
| Muskego, WI | 1,758 | 964 | 2,159 | — | 964 | 2,159 | 60 | 2010 | 1993 |
| Milwaukee, WI | 25,963 | — | 44,535 | — | — | 44,535 | 1,208 | 2010 | 1983 |
| Milwaukee, WI | 7,289 | 1,425 | 11,520 | — | 1,425 | 11,520 | 451 | 2010 | 1962 |
| Milwaukee, WI | 5,067 | 540 | 8,457 | — | 540 | 8,457 | 254 | 2010 | 1930 |
| Milwaukee, WI | 1,749 | 922 | 2,185 | — | 922 | 2,185 | 107 | 2010 | 1958 |
| Niagara Falls, NY | — | 1,335 | 17,702 | 731 | 1,524 | 18,244 | 2,833 | 2007 | 1990 |

| Description | Encumbrances | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings & Improvements | | Land | Buildings & Improvements | | | |
| | | | | (Dollars in thousands) | | | | | |
| Nashville , TN . . . . . . . . | — | 1,806 | 7,165 | 748 | 1,806 | 7,913 | 1,487 | 2006 | 1986 |
| Nashville, TN. . . . . . . . . | — | 4,300 | — | — | 4,300 | — | — | 2010 | |
| New Berlin, WI . . . . . . . | 6,774 | 3,739 | 8,290 | — | 3,739 | 8,290 | 249 | 2010 | 1993 |
| Okatie, SC. . . . . . . . . . . | 7,983 | 171 | 17,791 | 53 | 194 | 17,821 | 1,913 | 2007 | 1998 |
| Orange Village, OH . . . . . | — | 610 | 7,419 | 28 | 610 | 7,447 | 1,385 | 2007 | 1985 |
| Oshkosh, WI . . . . . . . . . | 10,381 | — | 15,881 | — | — | 15,881 | 433 | 2010 | 2000 |
| Oshkosh, WI . . . . . . . . . | — | — | 18,339 | — | — | 18,339 | 505 | 2010 | 2000 |
| Palm Springs , CA. . . . . . | — | 365 | 12,396 | 909 | 365 | 13,305 | 1,989 | 2006 | 1998 |
| Phoenix, AZ . . . . . . . . . | 29,194 | 1,149 | 48,018 | 5,921 | 1,149 | 53,939 | 6,803 | 2006 | 1998 |
| Pineville, NC . . . . . . . . . | — | 961 | 6,974 | 901 | 1,069 | 7,767 | 1,077 | 2006 | 1988 |
| Plantation, FL . . . . . . . . | 9,824 | 8,563 | 10,666 | 1,519 | 8,575 | 12,173 | 2,503 | 2006 | 1997 |
| Plantation, FL . . . . . . . . | 9,147 | 8,848 | 9,262 | — | 8,896 | 9,214 | 3,563 | 2006 | 1996 |
| Plano, TX . . . . . . . . . . . | — | 195 | 14,805 | 500 | 195 | 15,305 | 2,133 | 2005 | 1995 |
| Plano, TX . . . . . . . . . . . | — | 5,423 | 20,752 | — | 5,423 | 20,752 | 3,107 | 2008 | 2007 |
| Plymouth, WI. . . . . . . . . | 1,757 | 1,250 | 1,870 | — | 1,250 | 1,870 | 63 | 2010 | 1991 |
| Palmer, AK . . . . . . . . . . | 19,746 | — | 29,705 | 630 | 217 | 30,118 | 3,723 | 2007 | 2006 |
| Palm Springs, FL . . . . . . | 2,774 | 739 | 4,066 | — | 739 | 4,066 | 690 | 2006 | 1993 |
| Palm Springs, FL . . . . . . | — | 1,182 | 7,765 | 103 | 1,182 | 7,868 | 1,502 | 2006 | 1997 |
| Pearland, TX . . . . . . . . . | — | 781 | 5,517 | 3 | 781 | 5,520 | 969 | 2006 | 2000 |
| Pearland, TX . . . . . . . . . | 1,279 | 948 | 4,556 | 74 | 948 | 4,630 | 705 | 2006 | 2002 |
| Reno, NV . . . . . . . . . . . | — | 1,117 | 21,972 | 260 | 1,117 | 22,232 | 3,404 | 2010 | 1991 |
| Sacramento, CA . . . . . . . | — | 866 | 12,756 | 423 | 866 | 13,179 | 1,748 | 2006 | 1990 |
| San Bernardino, CA. . . . . | — | 3,700 | 14,300 | 326 | 3,700 | 14,626 | 876 | 2008 | 1993 |
| San Diego, CA . . . . . . . . | — | — | 22,003 | 74 | — | 22,077 | 1,333 | 2008 | 1992 |
| Seattle, WA . . . . . . . . . . | — | 4,410 | 39,015 | — | 4,410 | 39,015 | — | 2010 | 2010 |
| Shakopee, MN . . . . . . . . | 7,266 | 420 | 11,360 | — | 420 | 11,360 | — | 2010 | 1996 |
| Shakopee, MN . . . . . . . . | 12,337 | 640 | 18,094 | — | 640 | 18,094 | — | 2010 | 2007 |
| Sheboygan, WI. . . . . . . . | 1,818 | 1,012 | 2,216 | — | 1,012 | 2,216 | 75 | 2010 | 1958 |
| Somerville, NJ . . . . . . . . | — | 3,400 | 22,244 | 2 | 3,400 | 22,246 | 1,345 | 2008 | 2007 |
| San Antonio, TX. . . . . . . | — | 2,050 | 16,251 | 771 | 2,050 | 17,022 | 3,690 | 2006 | 1999 |
| San Antonio, TX. . . . . . . | — | — | 17,303 | — | — | 17,303 | 2,387 | 2007 | 2007 |
| Stafford, VA . . . . . . . . . | — | — | 11,260 | — | — | 11,260 | 502 | 2008 | 2009 |
| St. Louis, MO . . . . . . . . | 7,602 | — | 17,247 | 447 | 336 | 17,358 | 2,662 | 2007 | 2001 |
| Suffolk, VA . . . . . . . . . . | — | 1,530 | 10,979 | — | 1,530 | 10,979 | 327 | 2010 | 2007 |
| Summit, WI. . . . . . . . . . | — | 2,899 | 87,666 | — | 2,899 | 87,666 | 4,600 | 2008 | 2009 |
| Sewell, NJ. . . . . . . . . . . | — | — | 53,360 | 3,979 | — | 57,339 | 3,100 | 2007 | 2009 |
| Oro Valley, AZ. . . . . . . . | 10,363 | 89 | 18,339 | 325 | 89 | 18,664 | 2,424 | 2007 | 2004 |
| Tucson, AZ . . . . . . . . . . | — | 1,302 | 4,925 | 146 | 1,302 | 5,071 | 827 | 2008 | 1995 |
| Tempe, AZ . . . . . . . . . . | 5,522 | — | 9,112 | 1,864 | 1,486 | 9,490 | 1,486 | 2007 | 1996 |
| Tallahassee, FL. . . . . . . . | — | — | 16,404 | — | — | 16,404 | — | 2010 | 2011 |
| Tomball, TX . . . . . . . . . | — | 1,404 | 5,071 | 560 | 1,404 | 5,631 | 1,242 | 2006 | 1982 |
| Trussville, AL . . . . . . . . | — | 1,336 | 2,177 | 119 | 1,336 | 2,296 | 828 | 2006 | 1990 |
| Tulsa, OK . . . . . . . . . . . | — | 3,003 | 6,025 | 20 | 3,003 | 6,045 | 1,307 | 2006 | 1992 |
| Viera, FL . . . . . . . . . . . | — | 1,600 | 10,600 | — | 1,600 | 10,600 | — | 2010 | 1998 |
| Van Nuys, CA . . . . . . . . | — | — | 36,187 | — | — | 36,187 | 1,094 | 2009 | 1991 |
| Voorhees, NJ . . . . . . . . . | — | 6,404 | 24,251 | 1,203 | 6,404 | 25,454 | 3,181 | 2006 | 1997 |
| Pewaukee, WI . . . . . . . . | — | 4,700 | 20,669 | — | 4,700 | 20,669 | 2,308 | 2007 | 2007 |
| Webster, TX . . . . . . . . . | — | 2,418 | 12,028 | 32 | 2,418 | 12,060 | 2,043 | 2006 | 1991 |
| Wellington, FL . . . . . . . . | 7,066 | 107 | 16,933 | 129 | 107 | 17,062 | 2,259 | 2006 | 2000 |
| Wellington , FL . . . . . . . | 6,338 | — | 13,697 | 351 | 381 | 13,667 | 1,702 | 2007 | 2003 |
| Warrington, PA . . . . . . . . | — | 85 | 23,231 | 1,653 | 3,104 | 21,865 | 3,360 | 2008 | 2001 |
| West Palm Beach, FL. . . . | 7,061 | 628 | 14,740 | 100 | 628 | 14,840 | 2,217 | 2006 | 1993 |
| West Palm Beach, FL. . . . | 6,518 | 610 | 14,618 | 80 | 610 | 14,698 | 2,691 | 2006 | 1991 |
| West Allis, WI . . . . . . . . | 2,486 | 1,106 | 3,309 | — | 1,106 | 3,309 | 135 | 2010 | 1961 |
| West Seneca, NY . . . . . . | 12,698 | 917 | 22,435 | 879 | 1,296 | 22,935 | 3,140 | 2007 | 1990 |
| Yorkville, IL . . . . . . . . . | — | 1,419 | 2,816 | 73 | 1,419 | 2,889 | 623 | 2006 | 1980 |
| **Total medical facilities . .** | **463,478** | **232,281** | **2,486,537** | **90,758** | **242,742** | **2,566,834** | **237,690** | | |
| **Construction in progress . . . . . . . . . .** | **—** | **—** | **356,793** | **—** | **—** | **356,793** | **—** | | |
| **Total continuing operations properties . .** | **1,124,045** | **711,343** | **7,836,842** | **420,869** | **727,050** | **8,242,004** | **836,966** | | |
| **Assets held for sale:** | | | | | | | | | |
| Cedar Hill, TX . . . . . . . . | — | 171 | 894 | — | 171 | 894 | — | 1997 | 1996 |
| Chicago, IL . . . . . . . . . . | — | 3,650 | 1,900 | — | 3,650 | 1,900 | — | 2002 | 1979 |
| Duncan, OK. . . . . . . . . . | — | 103 | 802 | — | 103 | 802 | — | 1995 | 1996 |
| Desoto, TX . . . . . . . . . . | — | 205 | 844 | — | 205 | 844 | — | 1996 | 1996 |
| Edmond, OK . . . . . . . . . | — | 175 | 940 | — | 175 | 940 | — | 1995 | 1996 |
| Enid, OK . . . . . . . . . . . | — | 90 | 817 | — | 90 | 817 | — | 1995 | 1995 |
| Midwest City, OK . . . . . . | — | 95 | 813 | — | 95 | 813 | — | 1996 | 1995 |
| Oklahoma City, OK . . . . . | — | 87 | 919 | — | 87 | 919 | — | 1996 | 1996 |

| Description | Encumbrances | Initial Cost to Company: Land | Initial Cost to Company: Buildings & Improvements | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period: Land | Gross Amount at Which Carried at Close of Period: Buildings & Improvements | Accumulated Depreciation | Year Acquired | Year Built |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (Dollars in thousands) | | | | | |
| Oklahoma City, OK | — | 130 | 802 | — | 130 | 802 | — | 1995 | 1996 |
| Palestine, TX | — | 173 | 853 | — | 173 | 853 | — | 1996 | 1996 |
| Ponca City, OK | — | 114 | 906 | — | 114 | 906 | — | 1995 | 1995 |
| Waxahachie, TX | — | 154 | 865 | — | 154 | 865 | — | 1996 | 1996 |
| Houston, TX | — | 360 | 1,999 | — | 360 | 1,999 | — | 2002 | 1999 |
| Houston, TX | — | 360 | 2,006 | — | 360 | 2,006 | — | 2002 | 1999 |
| Oklahoma City, OK | — | 220 | 1,994 | — | 220 | 1,994 | — | 1999 | 1999 |
| **Total assets held for sale** | **—** | **6,087** | **17,354** | **—** | **6,087** | **17,354** | **—** | | |
| **Total investments in real property owned** | **$1,124,045** | **$717,430** | **$7,854,196** | **$420,869** | **$733,137** | **$8,259,358** | **$836,966** | | |

(1) Represents real property asset associated with a capital lease.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| Reconciliation of real property: | | | |
| Investment in real estate: | | | |
| Balance at beginning of year | **$6,336,291** | $5,979,575 | $5,117,005 |
| Additions: | | | |
| Acquisitions | **1,707,421** | 67,673 | 451,363 |
| Improvements | **398,510** | 590,394 | 646,161 |
| Conversions from loans receivable | **10,070** | — | 23,097 |
| Assumed other items, net | **208,314** | — | 1,899 |
| Assumed debt | **559,508** | — | — |
| Purchase price adjustments | **—** | 665 | — |
| Reclassification of lease commissions | **—** | — | 2,359 |
| Total additions | **2,883,823** | 658,732 | 1,124,879 |
| Deductions: | | | |
| Cost of real estate sold | **(216,300)** | (260,956) | (219,079) |
| Reclassification of accumulated depreciation and amortization for assets held for sale | **(10,372)** | (15,837) | (10,582) |
| Impairment of assets | **(947)** | (25,223) | (32,648) |
| Total deductions | **(227,619)** | (302,016) | (262,309) |
| Balance at end of year(2) | **$8,992,495** | $6,336,291 | $5,979,575 |
| Accumulated depreciation: | | | |
| Balance at beginning of year | **$ 677,851** | $ 600,781 | $ 478,373 |
| Additions: | | | |
| Depreciation and amortization expenses | **202,543** | 164,923 | 163,045 |
| Amortization of above market leases | **2,524** | 2,061 | 3,477 |
| Reclassification of lease commissions | **—** | — | 423 |
| Total additions | **205,067** | 166,984 | 166,945 |
| Deductions: | | | |
| Sale of properties | **(31,919)** | (74,244) | (33,578) |
| Reclassification of accumulated depreciation and amortization for assets held for sale | **(14,033)** | (15,670) | (10,959) |
| Total deductions | **(45,952)** | (89,914) | (44,537) |
| Balance at end of year | **$ 836,966** | $ 677,851 | $ 600,781 |

(2) The aggregate cost for tax purposes for real property equals $8,802,656,000, $6,378,056,000 and $5,977,346,000 at December 31, 2010, 2009 and 2008, respectively.

# HEALTH CARE REIT, INC.

## SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
## December 31, 2010

| Description | Interest Rate | Final Maturity Date | Periodic Payment Terms | Prior Liens (In thousands) | Face Amount of Mortgages (In thousands) | Carrying Amount of Mortgages (In thousands) | Principal Amount of Loans Subject to Delinquent Principal or Interest (In thousands) |
|---|---|---|---|---|---|---|---|
| First mortgage relating to one senior housing facility in New York | 7.60% | 06/30/13 | Monthly Payments $234,829 | $ — | $ 40,000 | $ 37,799 | $ — |
| First mortgage relating to one hospital in California | 8.11% | 12/01/17 | Monthly Payments $99,373 | — | 17,500 | 15,218 | — |
| First mortgage relating to one hospital in California | 9.50% | 06/01/20 | Monthly Payments $146,191 | — | 17,500 | 13,747 | — |
| First mortgage relating to one senior housing facility in North Carolina | 7.35% | 04/30/15 | Monthly Payments $40,234 | — | 7,000 | 6,525 | — |
| First mortgage relating to one medical office building in Georgia | 6.50% | 10/01/14 | Monthly Payments $33,042 | — | 6,100 | 6,100 | — |
| First mortgage relating to one hospital in California | 9.63% | 01/14/14 | Monthly Payments $140,072 | — | 18,800 | 4,888 | — |
| First mortgage relating to one senior housing facility in Arizona | 3.55% | 01/01/13 | Monthly Payments $12,511 | — | 4,151 | 4,151 | 4,151 |
| Second mortgage relating to one hospital in California | 9.13% | 10/31/13 | Monthly Payments $137,558 | 13,747 | 13,000 | 4,107 | — |
| Second mortgage relating to one senior housing facility in Wisconsin | 15.21% | 01/15/15 | Monthly Payments $42,625 | 7,792 | 3,300 | 3,300 | — |
| Seven first mortgages relating to four senior housing facilities and three medical office buildings | From 3.00% to 10.90% | From 09/01/11 to 06/30/20 | Monthly Payments from $739 to 52,811 | — | 13,605 | 11,598 | — |
| Second mortgage relating to one hospital in Massachusetts | 12.17% | 06/30/10 | Monthly Payments $16,900 | 4,100 | 2,000 | 1,850 | 1,850 |
| Totals | | | | $25,639 | $142,956 | $109,283 | $6,001 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (In thousands) | | |
| Reconciliation of mortgage loans: | | | |
| Balance at beginning of year | **$ 74,517** | $137,292 | $143,091 |
| Additions: | | | |
| New mortgage loans | **73,439** | 9,456 | 22,142 |
| Total additions | **73,439** | 9,456 | 22,142 |
| Deductions: | | | |
| Collections of principal(1) | **(10,540)** | (54,696) | (4,844) |
| Conversions to real property | **(10,070)** | — | (23,097) |
| Charge-offs | **(18,063)** | (17,535) | — |
| Total deductions | **(38,673)** | (72,231) | (27,941) |
| Balance at end of year | **$109,283** | $ 74,517 | $137,292 |

(1) Includes collection of negative principal amortization.

## EXHIBIT INDEX

| | |
|---|---|
| 1.1 | Form of Equity Distribution Agreement, dated as of November 12, 2010, entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Commission as Exhibit 1.1 to the Company's Form 8-K filed November 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 2.1(a) | Agreement and Plan of Merger, dated as of September 12, 2006, by and among the Company, Heat Merger Sub, LLC, Heat OP Merger Sub, L.P., Windrose Medical Properties Trust and Windrose Medical Properties, L.P. (filed with the Commission as Exhibit 2.1 to the Company's Form 8-K filed September 15, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 2.1(b) | Amendment No. 1 to Agreement and Plan of Merger, dated as of October 12, 2006, by and among the Company, Heat Merger Sub, LLC, Heat OP Merger Sub, L.P., Windrose Medical Properties Trust and Windrose Medical Properties, L.P. (filed with the Commission as Exhibit 2.1 to the Company's Form 8-K filed October 13, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(a) | Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(b) | Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(c) | Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(d) | Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(e) | Certificate of Designation of 7⅞% Series D Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A/A filed July 8, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(f) | Certificate of Designation of 7⅝% Series F Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A filed September 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(g) | Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.9 to the Company's Form 10-Q filed August 9, 2007 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(h) | Certificate of Change of Location of Registered Office and of Registered Agent of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-Q filed August 6, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.1(i) | Certificate of Designation of 6% Series H Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed January 11, 2011 (File No. 001-08923), and incorporated herein by reference thereto). |
| 3.2 | Second Amended and Restated By-Laws of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 29, 2007 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(a) | Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(b) | Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(c) | Amendment No. 1, dated March 12, 2003, to Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 14, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |

| | |
|---|---|
| 4.1(d) | Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(e) | Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.4 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(f) | Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed October 30, 2003 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(g) | Amendment No. 1, dated September 13, 2004, to Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A., as successor to Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 13, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(h) | Supplemental Indenture No. 4, dated as of April 27, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed April 28, 2005 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.1(i) | Supplemental Indenture No. 5, dated as of November 30, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 30, 2005 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.2(a) | Indenture, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.2(b) | Supplemental Indenture No. 1, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.2(c) | Supplemental Indenture No. 2, dated as of July 20, 2007, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed July 20, 2007 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(a) | Indenture, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(b) | Supplemental Indenture No. 1, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(c) | Amendment No. 1 to Supplemental Indenture No. 1, dated as of June 18, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 18, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(d) | Supplemental Indenture No. 2, dated as of April 7, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 7, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(e) | Amendment No. 1 to Supplemental Indenture No. 2, dated as of June 8, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.3(f) | Supplemental Indenture No. 3, dated as of September 10, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |

| | |
|---|---|
| 4.3(g) | Supplemental Indenture No. 4, dated as of November 16, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 16, 2010 (File No. 001-08923), and incorporated herein by reference thereto). |
| 4.4 | Form of Indenture for Senior Subordinated Debt Securities (filed with the Commission as Exhibit 4.9 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto). |
| 4.5 | Form of Indenture for Junior Subordinated Debt Securities (filed with the Commission as Exhibit 4.10 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto). |
| 10.1 | Fourth Amended and Restated Loan Agreement, dated as of August 6, 2007, by and among the Company and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, Bank of America, N.A., JPMorgan Chase Bank, N.A., Calyon New York Branch, Barclays Bank PLC and Fifth Third Bank, as documentation agents (filed with the SEC as Exhibit 10.2 to the Company's Form 10-Q filed August 9, 2007 (File No. 001-08923), and incorporated herein by reference thereto). |
| 10.2 | Health Care REIT, Inc. Interest Rate & Currency Risk Management Policy adopted on May 6, 2004 (filed with the Commission as Exhibit 10.6 to the Company's Form 10-Q filed July 23, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |
| 10.3(a) | The 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Appendix II to the Company's Proxy Statement for the 1995 Annual Meeting of Stockholders, filed September 29, 1995 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.3(b) | First Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.2 to the Company's Form S-8 (File No. 333-40771) filed November 21, 1997, and incorporated herein by reference thereto).* |
| 10.3(c) | Second Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-73916) filed November 21, 2001, and incorporated herein by reference thereto).* |
| 10.3(d) | Third Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.15 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.3(e) | Form of Stock Option Agreement for Executive Officers under the 1995 Stock Incentive Plan (filed with the Commission as Exhibit 10.17 to the Company's Form 10-K filed March 16, 2005 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(a) | Stock Plan for Non-Employee Directors of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(b) | First Amendment to the Stock Plan for Non-Employee Directors of Health Care REIT, Inc. effective April 21, 1998 (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.4(c) | Form of Stock Option Agreement under the Stock Plan for Non-Employee Directors (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q/A filed October 27, 2004 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(a) | Amended and Restated Health Care REIT, Inc. 2005 Long-Term Incentive Plan (filed with the Commission as Appendix A to the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders, filed March 25, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(b) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.18 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(c) | Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.6 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.5(d) | Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.8 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |

10.5(e) Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.19 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(f) Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.7 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(g) Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.9 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(h) Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.20 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(i) Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(j) Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.21 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(k) Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(l) Form of Restricted Stock Agreement for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.22 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(m) Form of Restricted Stock Agreement for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.23 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(n) Form of Restricted Stock Agreement for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(o) Form of Restricted Stock Agreement for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.4 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(p) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.24 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(q) Form of Amendment to Deferred Stock Unit Grant Agreements for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.10 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(r) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.11 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(s) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.5 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.6 Fifth Amended and Restated Employment Agreement, dated December 2, 2010, by and between the Company and George L. Chapman (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed December 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7 Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Scott A. Estes (filed with the Commission as Exhibit 10.4 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.8 Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Charles J. Herman, Jr. (filed with the Commission as Exhibit 10.3 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

| | |
|---|---|
| 10.9 | Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Jeffrey H. Miller (filed with the Commission as Exhibit 10.8 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.10 | Employment Agreement, dated January 19, 2009, between the Company and John T. Thomas (filed with the Commission as Exhibit 10.10 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.11 | Third Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Erin C. Ibele (filed with the Commission as Exhibit 10.11 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.12 | Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Daniel R. Loftus (filed with the Commission as Exhibit 10.12 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.13 | Amended and Restated Consulting Agreement, dated December 29, 2008, between the Company and Fred S. Klipsch (filed with the Commission as Exhibit 10.5 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.14 | Amended and Restated Consulting Agreement, dated December 29, 2008, between the Company and Frederick L. Farrar (filed with the Commission as Exhibit 10.14 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.15 | Amended and Restated Health Care REIT, Inc. Supplemental Executive Retirement Plan, dated December 29, 2008 (filed with the Commission as Exhibit 10.12 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.16 | Form of Indemnification Agreement between the Company and each director, executive officer and officer of the Company (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed February 18, 2005 (File No. 001-08923), and incorporated herein by reference thereto).* |
| 10.17 | Summary of Director Compensation.* |
| 12 | Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (Unaudited). |
| 14 | Code of Business Conduct and Ethics (filed with the Commission as Exhibit 14 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto). |
| 21 | Subsidiaries of the Company. |
| 23 | Consent of Ernst & Young LLP, independent registered public accounting firm. |
| 24.1 | Power of Attorney executed by William C. Ballard, Jr. (Director). |
| 24.2 | Power of Attorney executed by Pier C. Borra (Director). |
| 24.3 | Power of Attorney executed by Thomas J. DeRosa (Director). |
| 24.4 | Power of Attorney executed by Jeffrey H. Donahue (Director). |
| 24.5 | Power of Attorney executed by Peter J. Grua (Director). |
| 24.6 | Power of Attorney executed by Fred S. Klipsch (Director). |
| 24.7 | Power of Attorney executed by Sharon M. Oster (Director). |
| 24.8 | Power of Attorney executed by Jeffrey R. Otten (Director). |
| 24.9 | Power of Attorney executed by R. Scott Trumbull (Director). |
| 24.10 | Power of Attorney executed by George L. Chapman (Director, Chairman of the Board, Chief Executive Officer and President and Principal Executive Officer). |
| 24.11 | Power of Attorney executed by Scott A. Estes (Executive Vice President and Chief Financial Officer and Principal Financial Officer). |
| 24.12 | Power of Attorney executed by Paul D. Nungester, Jr. (Vice President and Controller and Principal Accounting Officer). |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer. |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer. |

* Management Contract or Compensatory Plan or Arrangement.

**EXHIBIT 31.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**

I, George L. Chapman, certify that:

1. I have reviewed this quarterly report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GEORGE L. CHAPMAN

George L. Chapman,
Chief Executive Officer

Date: February 25, 2011

**EXHIBIT 31.2**

## CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Scott A. Estes, certify that:

1. I have reviewed this quarterly report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SCOTT A. ESTES

Scott A. Estes,
Chief Financial Officer

Date: February 25, 2011

**EXHIBIT 32.1**

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, George L. Chapman, the Chief Executive Officer of Health Care REIT, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2010 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GEORGE L. CHAPMAN

George L. Chapman,
Chief Executive Officer

Date: February 25, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**EXHIBIT 32.2**

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Scott A. Estes, the Chief Financial Officer of Health Care REIT, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2010 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SCOTT A. ESTES

Scott A. Estes,
Chief Financial Officer

Date: February 25, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

## Board of Directors

**William C. Ballard, Jr.**
Age 70
*Former Of Counsel*
Greenebaum Doll & McDonald PLLC
Louisville, Kentucky

**Pier C. Borra**
Age 71
*Chairman*
CORA Health Services, Inc.
Lima, Ohio

**George L. Chapman**
Age 63
*Chairman, Chief Executive Officer & President*
Health Care REIT, Inc.
Toledo, Ohio

**Thomas J. DeRosa**
Age 53
*Former Vice Chairman & Chief Financial Officer*
The Rouse Company
Columbia, Maryland

**Jeffrey H. Donahue**
Age 64
*Former President & Chief Executive Officer*
Enterprise Community Investment, Inc.
Columbia, Maryland

**Peter J. Grua**
Age 57
*Partner*
HLM Venture Partners
Boston, Massachusetts

**Fred S. Klipsch**
Age 69
*Chairman & Chief Executive Officer*
Klipsch Group, Inc.
Indianapolis, Indiana

**Sharon M. Oster**
Age 62
*Dean*
Yale University School of Management
New Haven, Connecticut

**Jeffrey R. Otten**
Age 60
*President*
JRO Ventures Inc.
Oak Bluffs, Massachusetts

**R. Scott Trumbull**
Age 62
*Chairman & Chief Executive Officer*
Franklin Electric Co., Inc.
Bluffton, Indiana

## Committees of the Board

*Audit Committee*
**Borra, DeRosa (Chair), Otten, Trumbull**

*Compensation Committee*
**Ballard, Donahue (Chair), Oster**

*Nominating/Corporate Governance Committee*
**Borra, DeRosa, Grua (Chair), Otten**

*Executive Committee*
**Ballard, Chapman, Grua**

*Investment Committee*
**Ballard, Borra, Chapman, DeRosa, Donahue, Grua, Klipsch, Oster, Otten, Trumbull**

*Planning Committee*
**Ballard, Borra, Chapman, DeRosa, Donahue, Grua, Klipsch, Oster, Otten, Trumbull**

## Executive Officers

**George L. Chapman**
*Chairman, Chief Executive Officer & President*

**Scott A. Estes**
*Executive Vice President & Chief Financial Officer*

**Charles J. Herman, Jr.**
*Executive Vice President & Chief Investment Officer*

**Jeffrey H. Miller**
*Executive Vice President – Operations & General Counsel*

**John T. Thomas**
*Executive Vice President – Medical Facilities*

**Michael A. Crabtree**
*Senior Vice President & Treasurer*

**Erin C. Ibele**
*Senior Vice President – Administration & Corporate Secretary*

**Daniel R. Loftus**
*Senior Vice President*

## Corporate Offices

**Health Care REIT, Inc.**
4500 Dorr Street
Toledo, Ohio 43615-4040

877/670-0070
419/247-2800
419/247-2826 Fax
www.hcreit.com

263 employees as of 12/31/10
4,999 registered stockholders as of 12/31/10

## Legal Counsel

**Shumaker, Loop & Kendrick, LLP**
Toledo, Ohio

## Independent Auditors

**Ernst & Young LLP**
Toledo, Ohio

## Transfer Agent

**BNY Mellon**
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

888/216-7206
www.bnymellon.com/shareowner/equityaccess

## Dividend Reinvestment Administrator

**BNY Mellon**
P.O. Box 358035
Pittsburgh, Pennsylvania 15252-8035

888/216-7206
www.bnymellon.com/shareowner/equityaccess

## Stockholder Services

BNY Mellon provides stockholder services to registered stockholders via telephone and online. BNY Mellon representatives can assist you in change of name or address, consolidation of accounts, duplicate mailings, dividend reinvestment enrollment, lost stock certificates, transfer of stock to another person and additional administrative services. For more information, go to www.bnymellon.com/shareowner/equityaccess or call toll free 888/216-7206.

## Investor Information

Current and prospective investors can access the Annual Report, Proxy Statement, SEC filings, earnings announcements and other press releases on our website at www.hcreit.com, or by e-mail request to info@hcreit.com.

## Annual Meeting

The Annual Meeting of Stockholders will be held on May 5, 2011 in the Bruce G. Thompson Auditorium at 4500 Dorr Street, Toledo, Ohio.

## Exchange Listing

**New York Stock Exchange**
Trading Symbol: HCN

## Member

National Association of Real Estate Investment Trusts, Inc.

This Annual Report and the Letter to Stockholders contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. For example, when we use words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. Important factors that could cause our actual results to be materially different from the forward-looking statements are discussed in our Form 10-K under the heading "Risk Factors." We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.



HEALTHCARE REIT™

4500 Dorr Street
Toledo, Ohio 43615-4040
www.hcreit.com